Form 20-F
period 2000-05-31
E CRUITER COM INC
filed 2000-11-30
CIK 1095266

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20 - F

[ ] Registration statement pursuant to section 12(b) or (g) of the Securities
    Exchange Act of 1934.


                                       OR

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

    For the fiscal year ended May 31, 2000
                              ------------

                                       OR

[ ] Transition report pursuant to section 13 or 15(d) of the Securities Exchange
    Act of 1934

    For the transition period from _______ to _______

    Commission file number: 1-15503

                               E-CRUITER.COM INC.
               ---------------------------------------------------
               (Exact name of Company as specified in its charter)

                                     CANADA
              ----------------------------------------------------
                 (Jurisdiction of incorporation or organization)

         360Albert Street, Suite 1510, Ottawa, Ontario, Canada K1R 7X7
         -------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                        Common Shares, Without Par Value
                        --------------------------------
                                (Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None
                                      ----
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None
                                      ----

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of May 31, 2000:
                   7,701,628 Common Shares, Without Par Value

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes X No
                                     ---  ---

Indicate by check mark which financial statement item the registrant has elected to follow.

                              Item 17   Item 18 X
                                     ---       ---

                                TABLE OF CONTENTS

                                                                                              Page
                                                                                              ----
PART I
         Item 1.    Description of Business.....................................................1
         Item 2.    Description of Property....................................................10
         Item 3.    Legal Proceedings..........................................................11
         Item 4.    Control of Registrant......................................................11
         Item 5.    Nature of Trading Market...................................................11
         Item 6.    Exchange Rates and Other Limitations Affecting
                    Security Holders...........................................................12
         Item 7.    Taxation...................................................................13
         Item 8.    Selected Financial Data....................................................14
         Item 9.    Management's Discussion and Analysis of Financial
                    Condition and Results of Operations........................................16
         Item 9A.   Quantitative and Qualitative Disclosures
                    About Market Risk..........................................................25
         Item 10.   Directors and Officers of Registrant.......................................26
         Item 11.   Compensation of Directors and Officers.....................................27
         Item 12.   Options to Purchase Securities from Registrant or
                    Subsidiaries...............................................................28
         Item 13.   Interest of Management in Certain Transactions.............................29

PART II
         Item 14.   Description of Securities to be Registered.................................29

PART III
         Item 15.   Defaults Upon Senior Securities............................................29
         Item 16.   Changes in Securities and Changes in Security for
                    Registered Securities......................................................31

PART IV
         Item 17.   Financial Statements........................................................*
         Item 18.   Financial Statements.......................................................31
         Item 19.   Financial Statements and Exhibits..........................................31


* The Registrant has responded to Item 18 in lieu of this Item.

                                     PART I
                                     ======


ITEM 1. DESCRIPTION OF BUSINESS
-------------------------------


INTRODUCTION

   We provide on-line recruiting services to companies of all sizes through our Web site at www.ecruiter.com on our servers located in Ottawa, Canada. Clients access the recruitment services through standard Web browsers.

   We began business operations in May of 1996 as CareerBridge Corporation and began operating a regional job board focused on the high-technology industry in 1997. We transformed the job board business into that of providing on-line recruitment services in February of 1999. In December of 1999 we sold our regional job board to Thomson Canada Limited.

   Through use of our E-Cruiter Express services, our corporate clients are able to write one job advertisement that is reformatted by our proprietary software and posted in multiple job boards, thereby eliminating the need to reformat job postings for each board. For clients that require more comprehensive recruiting management services, we provide our E-Cruiter Enterprise service, which includes the posting features of E-Cruiter Express, as well as the following features:

   o a corporate career site, which is a job site hosted on our servers, and linked to a client's corporate Web site. This recruiting portal is linked to job posting and management services within E-Cruiter Enterprise;

   o resume processing tools which enable clients to rate, score, screen, search, organize and manage resumes submitted by job seekers;

   o applicant communication tools, including our proprietary e-mail system which automatically keeps records of the electronic communication associated with each job opening and generates automatic messages to job seekers; and

   o a suite of multi-user workflow features which allows for collaborative hiring between human resources personnel and hiring managers within the same organization.

   Our services enable companies to take advantage of the Internet for recruiting, communicating with job seekers and managing the recruiting process in a cost-effective manner. We believe that, by using our services, companies:

   o  reduce their time to hire;
   o  reduce their direct costs to hire;
   o  reduce their opportunity costs of having open unfilled positions; and
   o  improve their quality of hire.

   We generate our revenues from companies who use our recruitment services. Approximately 75% of our revenue is generated by our E-Cruiter Enterprise services with the balance being generated by our E-Cruiter Express service offering.

   Our business is a Web-outsourced application service. The cost benefit to organizations of Web-outsourcing is that all software and hardware infrastructure is physically located at the service provider location, with clients only requiring standard Web browsers on their employees' workstations. Therefore, because our clients are not required to make a significant initial investment, our services are easy to buy and implement. Compared to traditional client-server computing our service provides the following advantages to our customers:

   o  reduced total cost of ownership for technology;
   o greater flexibility for accommodating future business needs while maintaining state of the art technology deployment; and
   o significantly quicker service deployment, reducing the time-to-benefit cycle and the cost of adoption.

   We believe our key competitive advantage is our experience in the recruiting industry and our effective use of information technology. We understand the human resource problems arising from poor use of technology and from ineffective recruiting strategies. In February of 2000, the Branham Group, a Canadian consulting company, listed us as one of Canada's top 250 software and information technology services companies in its 7th annual survey. We were listed among the top 50 Web development and services companies in Canada.

INDUSTRY BACKGROUND

   Our market includes any organization needing to hire employees, especially, but not exclusively companies seeking information technology skills and expertise. We believe several factors are increasing demand on companies to hire: strong economies in both Canada and the United States, increased employee turnover and, the acute shortage of knowledge workers in North America. As a result, we believe many organizations are looking to the Internet to increase the effectiveness of their recruiting processes and attract the quality candidates that are strategic to their businesses.

   The Internet provides for speed of communication as well as the medium for development of tools to facilitate a more efficient recruitment process. We believe there will be considerable growth in the demand for software tools, such as on-line screening and text searching, to take advantage of on-line recruiting. A recent survey by Recruiter's Network.com of 1,000 companies indicated that 10% of the companies surveyed allocated 50% of their budget to recruiting on the Internet. Many organizations are beginning to completely overhaul their human resources information systems to take advantage of both new technologies and new recruiting concepts and we anticipate that recruitment spending will shift away from the client-server human resources services to Web-based media hiring processes because of their lower cost and ease of implementation. Moreover, we believe that most of the advantages offered by Internet technology have not been implemented in the recruiting market.

   A 1999 study by Forrester Research, a technology based industry analyst, indicates that the on-line recruitment market is expected to grow by almost 60% annually for the next four years. This compares with about 12% for the traditional staffing industry in the United States. Forrester Research, estimated this market to be US $0.6 billion in 1999 and expects it to reach more than US $7.0 billion by 2005. Other forecasts estimate that the market for such services to be even larger. For example, The Electronic Recruiting Index estimates the on-line recruitment market to be US $40 billion by 2005.

   We believe that E-Cruiter Enterprise, our primary recruitment service, directly addresses the major challenges facing employers, namely, time-to-hire, quality-of-hire and cost-of-hire. The July 1999 Internet Recruiting Intelligence Report, Lessons from Global 500, found that on average, on-line recruiting reduced the recruiting cycle by 20 days. Furthermore, the report notes that the cost associated with Internet recruiting is well below that of all other recruiting channels.

STRATEGY

   Our objective is to become the leading supplier of comprehensive online recruitment solutions in Canada and the Unites States. Our services can be used by any size organization and therefore we believe that our products can address the needs of the entire recruitment market. We have clients who have less than 50 employees using the E-Cruiter Express job posting services. We also have clients with excess of 10,000 employees using our E-Cruiter Enterprise solution. We believe that our solutions provide a comprehensive recruitment service for the recruiter's desktop. They include: job posting outreach to job boards, job posting to internal company intranets, automating and monitoring the recruitment process and the provision of links to external service providers such as companies that specialize in skill testing or personality profiling.

   We have developed a strategy that is focused on rapid revenue growth as we move towards profitability. Key elements of our strategy for business development are as follows:

   o Building a wider indirect sales channel for distribution of our products and services. We plan to pursue reseller agreements for both E-Cruiter Enterprise and E-Cruiter Express with system integrators, human resources solution providers, payroll service providers and on-line Web sites that attract communities of human resources personnel. We plan to expand our business outside of Canada into the United States by establishing key alliances with these distribution partners.

   o Enhancing our services. We anticipate capitalizing on our existing technology and partnerships and building new alliances with service providers to bring enhanced search capabilities, integration with human resources management systems as well as additional testing and selection tools.

   o Direct sales. We will continue to emphasize our direct sales efforts in Canada into our targeted vertical industries. These verticals include the following; telecommunications, high technology, financial services, high-end retail and pharmaceutical companies.

   o Maintaining technological leadership. We plan to remain at the forefront of Web-based recruiting solutions by developing or licensing the latest available technologies.

   o Pursuing strategic acquisitions. From time-to-time we will evaluate acquisition and investment opportunities in complementary businesses, products and/or technologies. Our objective is to accelerate our growth; add new services or new technologies for our existing customer base and penetrate new markets.

OUR SOLUTION

    We designed our services to take advantage of the Internet and offer our clients a comprehensive hiring service. By linking organizations' recruiting efforts with on-line sources of applicants such as job boards and news groups and allowing clients to also download resumes from paper-based sources into their applicant database, we believe our services allow organizations of every size to significantly improve their recruiting and hiring cycles. Our services can be accessed with any standard Web browser and require no additional software or hardware deployment by clients.

   In our view, organizations purchase our services because they dramatically reduce time-to-hire, provide streamlined access to qualified candidates, lower opportunity cost losses and result in significant cost savings. Based on our knowledge of the industry, we believe that hiring cycles of organizations employing traditional recruiting methods can extend beyond 25 to 50 days. However, the best information technology candidates are often hired within five to ten business days. Therefore, we believe that organizations who employ Internet-based recruiting processes will be the only ones able to compete effectively for good information technology candidates.

E-Cruiter Enterprise

   E-Cruiter Enterprise, a complete recruiting portal solution, allows companies of all sizes to manage the entire hiring process on-line. Using E-Cruiter Enterprise, clients have a central, multi-functional hiring platform for all recruiting activities, including posting to their external career site, intranet career site, job boards, news groups and agency suppliers. It is sold to clients with one or more concurrent user licenses. Each concurrent license enables another user within the organization to access the service. One concurrent license is sufficient for small organizations that have only a few individuals actively recruiting. One or more concurrent licenses provide for additional simultaneous users and permits clients to take full advantage of multi-user functionality.

   E-Cruiter Enterprise allows organizations to post jobs to multiple Internet boards through a posting manager function. Clients write a job requisition only once, and the job requisition is ready to be advertised on numerous Internet job boards, newsgroups and the client's own corporate Web site. Our write-once, post-to-many capability saves time in re-writing job requisitions for specific boards and in making arrangements with numerous job boards. Through PositionWatch Ltd., our job posting partner, we currently post job requisitions to the following job boards: PositionWatch, CAREERSpan, Internet Job Locator, Netjobs, Canjobs, Prohire, CareerMagazine and CareerExchange. We also separately post to the following additional job boards: Workopolis.com, Headhunter.net, CanadaJobs, Monster.ca, CanadianCareers, Business in Vancouver, Jobboom.com, and Campus WorkLink. We continue to add new job boards to our service so that our clients can post job requisitions to national, regional and skill-specific boards that help them to target and attract the right candidates for the posted positions. We have signed agreements that will result in the following additional job boards becoming available to our clients: Insuranceworks.com, Canadian Professional Sales Association, Marketingjobs.com and Moretechjobs.com.

   The E-Cruiter Enterprise recruiting portal solution allows clients to quickly establish a high quality company career site. We believe that career sites maximize the value of our recruiting portal solution, and are the most strategic way to help clients attract quality candidates. In particular, our clients can purchase career sites from us which include functionality, such as, job seeker agent, a capability that notifies registered candidates of employment opportunities when they are posted to the career site, and, search, a capability that allows a job seeker to search the jobs posted on the career site for positions of interest to them. Our clients can track the effectiveness of their career site by reviewing statistics on the volume and source of job seeker traffic received.

   E-Cruiter Enterprise provides for enhanced communication among candidates, hiring managers and human resources personnel. Clients can use a set of generic corporate messages to automatically respond to resumes or other applicant communications using our auto-acknowledgement tool. For example, an e-mail acknowledging receipt of a resume can be automatically sent to an applicant - an administrative function which is now automated, making a corporate recruiters job more efficient, and providing cost savings. Our proprietary e-mail system also maintains records of all electronic communication associated with each job opening, and all applicants, including on-line interviews, as well as internal communications between the hiring manager and the corporate recruiter. We have recently signed an agreement with netPCS Networks to enhance communications between job seekers and our clients' human resources personnel and hiring managers. When implemented, corporate recruiters will have access to a service that empowers them to make or receive multi-media calls, for example, through their cellular phone or personal data assistant, with candidates the instant they enter the company's career board.

   We believe our E-Cruiter Enterprise selection capabilities including automatic screening and skills ranking improves our clients' recruiting efforts and increases the speed at which they gain access to top candidates. Applicants who apply on-line are ranked after they have answered screening questions either pulled by the corporate recruiter from our suggested list, or created for the specific job by that corporate recruiter. These applicants are then matched against the screening criteria determined by the corporate recruiter. Applicants who do not meet the screening criteria are placed in a rejected folder, while those that do are flagged for review by employers, and automatically become qualified candidates. Clients also receive the applicants in ranked order, and this ranking is determined by the applicant responses to the screening questions, and how it matches against the set criteria. This assists recruiters in determining quickly who is qualified for a given position and who is not.

   Through the applicant function, clients can manage their recruiting process using familiar folder hierarchies. Job folders are logically organized by job opening and can be tailored to the clients' recruiting process. For example, clients typically set up the following job folders when using E-Cruiter
Enterprise: new applicant, active, rejected, set up interview, interview schedule and hired. As applications are received, employers move the applications through the folders as part of managing the recruiting process. This provides ready access to recruiting status and allows our software to generate standard reports measuring such things as time taken to hire and recruiter productivity. Our software also generates standard reports on advertising and job posting effectiveness. The multi-functionality of the applicant process allows human resources personnel and hiring managers within the same organization to share, circulate and electronically comment and collaborate on resumes that have been received. In addition to permitting various levels of access among hiring managers and employers, our hiring management system allows users to optionally protect their own individual assessments of candidates.

   E-Cruiter Enterprise also allows clients to utilize the services of our selection partners over the Internet, and have the results flow back into their database on E-Cruiter.com's servers. As part of our comprehensive hiring management system, we resell skills and selection testing services of Brainbench Inc. and the Self-Management Resources Corporation. Clients direct their applicants to a specific Web site where tests are completed by the applicant. The test results are made available to our clients for use in their recruitment process. We have recently signed an agreement with a verification services company that will allow our clients access to reference checking, educational verification and other such services.

   The following is a summary of features offered within E-Cruiter Enterprise:

   o Create, edit and search job requisitions -- These features allow clients to quickly create, edit and search job requisitions using a standard template that is compatible with newsgroups, job boards, their career site and their intranet site. Clients can either use the template or use job requisitions from the posting archive.

   o Posting Center -- This feature allows clients to quickly post or unpost job requisitions to multiple Internet boards. Jobs are posted to regional or national job boards, newsgroups or the client's corporate career site.

   o Create and manage career sites -- This feature, together with assistance from E-Cruiter.com, allows clients to quickly set up and maintain their own career site on a corporate Web site.

   o Applicant communication -- This feature allows clients to automatically acknowledge receipt of applications, to conduct on-line interviews and to decline applicants both in single or multiple applicant mode.

   o Applicant searching -- This feature allows clients to search their data for resumes using search criteria as defined by users.

   o Applicant review -- This feature allows clients to review, rate and comment on applications received. Clients can move applications through job folders to reflect their status.

   o Applicant management -- This feature allows clients to share applications among human resources personnel and hiring managers within the same organization, to e-mail resumes to remote users or to reject applicants. Applicants can be deleted in single and multi-mode.

   o Resume data loading -- This feature allows clients to load resumes from traditional paper based sources into their applicant database integrating applicants from all sources into their hiring management system to more effectively manage their overall recruitment activities.

   o Export -- This feature allows clients to export their applicants' resumes to alternative systems, for example to their human resource management systems.

   o Send for testing -- This feature allows our clients to direct applicants to on-line testing and profiling partners.

   o Send for verification -- This feature allows our clients to obtain verification services through the Internet.

   o Administration/account management -- This feature allows clients to set up individual users, modify screen layouts, assign posting or hiring privileges, assign default screen layouts and modify passwords.

   o Generate reports -- This feature allows clients to generate standard reports on advertising effectiveness, time-to-hire, and recruiter productivity.

   Our E-Cruiter Enterprise subscription contracts are typically for one-year terms with automatic renewals, one or more simultaneous user licenses, user training and set up and a menu of Internet posting services. Clients can terminate their contracts at any time by providing 90 days written notice. Clients are charged a monthly subscription fee for concurrent user access licenses, career site hosting, on-line reporting and other services. We charge one-time fees for initial career site development and other set up and product education. We also provide professional consultation services on a time and materials basis. Job site posting, skills testing, personality profiling and verification services are provided on a pay-per-use basis.

     We believe that the E-Cruiter Enterprise pricing formula provides clients with a low-risk avenue to access the benefits of on-line recruiting at a reasonable cost compared to client-server technology. Furthermore, since the required technology infrastructure investments are nominal by comparison, clients experience lower initial costs for full access to the comprehensive service that E-Cruiter Enterprise provides. We believe that the subscription formula provides us with the opportunity to earn annuity-based returns as subscriptions are renewed. This pricing practice is consistent with similarly offered Web-based services.

E-Cruiter Express

     E-Cruiter Express is our job posting software for clients who want to use the Internet only to advertise their open positions. E-Cruiter Express is a quick, easy and affordable way for clients to post jobs to multiple Internet sites and introduce them to Internet recruiting and a more comprehensive hiring management system for improved recruiting efficiency. Clients only have to write a job description once, and it is ready to be advertised on numerous Internet job boards and news groups concurrently. For example, at the click of a mouse, an advertisement can be placed on the following job boards: PositionWatch, CAREERSpan, Internet Job Locator, Netjobs, Canjobs, Prohire, CareerMagazine and CareerExchange and Workopolis. We intend to continue to add job boards to our service so that clients can post job requisitions to additional job sites. Our write-once, post-to-many capability saves time in re-writing job requisitions and saves administrative time in making arrangements with numerous job boards.

     E-Cruiter Express clients can review their applications on-line and delete unwanted applications. Clients can also electronically communicate with applicants using our proprietary e-mail system.

   E-Cruiter Express is priced on a per-job posting basis and can be paid for by credit card by clients using our electronic commerce capabilities.

CLIENT SUPPORT

   We believe that attentive client support is an important element in the provision of our comprehensive recruitment service. At fiscal year end, on May 31, 2000 we had 11 employees dedicated to support: 3 in the area of telephone support, 7 professional services employees and one manager.

   Our client services department was formed in May 1998 in response to our recognition that building post-sales client satisfaction and loyalty to our services is instrumental to obtain a high renewal rate for existing clients, generate additional revenue from new clients and sell additional services to the same client.

   Our client services department interacts directly with our clients and prospects. Its mission is to guarantee a maximum level of client service and responsiveness. Client service representatives foster long-term relationships with our clients, the management within our clients' organizations and their technical support personnel with the objective of yielding client loyalty and valuable product feedback. Potential new value-added services to enhance our product experience are also identified through direct client feedback.

   Our professional services team delivers implementation planning and consulting, on-line and on site training and corporate career site implementation to clients. The telephone support group delivers general support to end-users. The department undertakes routine formal client evaluations of the services to ensure a high level of client satisfaction.

     In response to general industry service trends and Web-based service delivery trends, we anticipate that our client services department will continue to make use of Web technology to provide innovative services to our clients. We currently employ Web delivery tools to build programs to provide education, demonstrations, and support to clients. We are also using Web-based on-line conferencing to deliver to the clients' desktop, at their convenience, on-line seminars, feature updates, and proactive support. This service also provides interactive collaboration between clients and the professional service staff, enabling clients to deploy our services more quickly throughout their organization. This technology is especially useful where our clients have multiple locations.

SALES AND MARKETING

   We sell our services through a direct sales force, including an inside sales team, and our Web site, and we have future plans to sell our services through indirect distribution channels. We believe that third-party distribution channels, such as system integrators, human resources solution providers, and payroll service providers can effectively sell our services. We also believe that on-line Web sites that attract communities of human resources personnel would be an effective method of distributing our product. We market our services to prospective customers through advertising, trade shows and other means.

 Direct sales

     We will continue to employ a direct sales force to sell E-Cruiter Enterprise recruitment services. Our direct sales force will proactively sell our solution to organizations with 500 employees or more in the Canadian market place. We have sales offices in Vancouver, Calgary, Toronto and Ottawa and employ 10 sales representatives. We plan to add sales representatives in Montreal and in Atlantic Canada. We also plan to add sales representatives in key US markets, coincident with the establishment of US-based distribution agreements where there are synergistic opportunities to work in the same local markets. In addition, our inside sales representatives are tasked with qualifying leads and booking sales calls for our direct sales representatives to sell E-Cruiter Enterprise services. The inside sales representatives also sell our E-Cruiter Express Services by telephone.

 Indirect sales

   One key element of our strategy is to expand our sales efforts through a distribution channel. Because our services are outsourced Web-based applications, our channel partners will not be required to carry product inventory nor incur product development and infrastructure investments. Under these arrangements, we plan to retain the responsibility for ongoing development and hosting of our services. On a case-by-case basis we will examine the benefits of having our channel partner also providing customer support to end user clients.

     We plan to select our distribution channel partners on the basis that they can:

   o  add significant volume to our sales effort;

   o extend the distribution of our services into geographical regions that we cannot economically address directly or choose not to address directly;

   o provide ancillary products and/or services that are complementary to our services;

   o provide access to important clients and/or market areas that we could not reach without their help; and/or

   o offer industry, human resources or technology expertise and experience that add overall value to our clients' experience using our services.

   In September of 2000 we signed an agreement with Human Resources Technologies Inc. to resell our E-Cruiter Enterprise services, primarily in Ontario, Canada. The agreement is in effect until June 2001 and for successive one- year terms thereafter if not terminated by either party. Initially, we will provide client support to customers of Human Resources Technologies Inc. After an initial period, Human Resources Technologies Inc. may take on this additional responsibility.

   In October of 2000 we signed a Letter of Agreement with Canadian-Automatic Data Processing Services Ltd, ADP Canada, to resell E-Cruiter services. The Letter of Agreement is transitional in nature whereby ADP will resell our services while, at the same time we will negotiate a final definitive written agreement for ADP's resale of our services. If such final agreement is not reached by April 30, 2001, either party can terminate the resale arrangement. Initially, we will provide client support to customers of ADP Canada. After an initial period, ADP Canada may take on this additional responsibility.

   It is our plan to enter into such distribution arrangements with additional third parties.

Clients

   Our clients represent a wide range of commercial enterprises, including financial services, telecommunications, high technology, retail, pharmaceutical and other industries. Our services are structured and priced to appeal to clients ranging from single users seeking recruitment advertising to organizations requiring total recruitment management.

     We have marketed our services primarily in the Ontario market, including Ottawa and Toronto. Consequently, a large number of our current clients are enterprises that are based in Ontario or that seek to fill job openings in Ontario.

     The following is a partial list of our largest revenue-generating clients for our fiscal year ended May 31, 2000:

o   Bell Canada Enterprises Inc.          o    Holt Renfrew and Co. Limited
o   Canadian Imperial Bank of Commerce    o    Home Depot Canada
o   Compaq Canada                         o    KPMG Canada
o   Compugen Systems Ltd.                 o    Loblaw  Companies Limited
o   Dell Computer Corporation             o    Mackenzie Financial Corporation
o   Eli Lilly Canada Inc                  o    Sony Music Canada
o   Fidelity Investments Canada Ltd

   During the fiscal year ending May 31, 2000 we signed contracts for E-Cruiter Enterprise services with 68 clients. We also received and processed 324 orders for E-Cruiter Express services. An order represents one, five or ten job postings. In total, 604 postings were purchased.

   Our marketing goal is to support our sales processes through a comprehensive market support program. Consistent with the deployment of sales resources, our marketing team plans to focus its efforts and lead generation and branding activities in targeted markets. Our marketing efforts will consist of the following:

   o Advertising our brand in key industry print magazines, on radio in our target markets and in other media;

   o Implementing a publicity and media relations campaign to secure positive articles on our industry, our services and our performance within it;

   o Forming relationships with industry analysts and human resources professional associations so they understand our services and their capabilities;

   o Attending key North American trade shows to build brand awareness and generate leads;

   o Using our client base as a strategic asset, continuing to secure top-name clients and references within the target market to continue to build awareness of our service capability;

   o Develop our Web site as a place to obtain information on all our services and as a full service electronic commerce capability which clients access for general information and where prospective clients and potential clients obtain information and purchase our services;

   o  Using E-Cruiter seminars and client user groups to generate sales leads;

   o Direct mailing of information on our services to our targeted prospective client groups to generate sales leads; and;

   o Developing brochures and other information for our sales representatives to leave with potential clients after sales calls.

   Our marketing efforts will be concentrated in Canada where we intend to maintain our strong brand awareness and reputation for quality. In addition, and coincident with new distribution partners operating in the United States, we intend to launch marketing programs in the future in key geographic regions in the United States.

COMPETITION

   The market for Web-based recruiting services on the Internet is highly fragmented, intensely competitive and rapidly changing. In our view, we compete on the Internet nationally and internationally with Web-based recruitment services companies, client-server resume management companies, Internet job posting companies and traditional recruiting firms.

     In our view, some of our main competitors, such as Hire Systems, WebHire, Recruitsoft, Peopleclick and Hire.com, have introduced or are introducing services which are intended to be complete recruitment management services. We also believe that established vendors of client-server resume management systems, such as Personic and SkillSet, are moving to establish, or have established Web-based versions of their client-server offerings and may become serious competitors in our market. Some of these existing and potential competitors have a stronger position in national markets, including the United States, greater name recognition, and significantly greater financial, technical and marketing resources than we do.

     We also indirectly compete with traditional advertising media, such as print, and traditional recruiting firms, for a share of employers' total recruitment budgets. We believe, however, that our services can be used to optimize the effectiveness of all elements of the recruiting supply chain, making an existing budget result in faster hires, better quality hires, with greater productivity of human resources and line management resources working with their suppliers. We believe that our services complement traditional methods rather than replace them.

     It is our belief that we do not compete directly with job posting services such as Monster, Headhunter, JobOptions or HotJobs; rather, our services are designed to allow companies to more efficiently access the job posting services. We provide our clients with the ability to post jobs on multiple job posting boards simultaneously. We anticipate that many of these job posting services will offer services for applicant management that could compete with elements of our services but believe that our services will provide a more comprehensive solution for recruitment management.

    Notwithstanding the above, we believe that the E-Cruiter Enterprise and E-Cruiter Express services compete favourably on the following principal competitive factors in our market: service availability, ease of use, performance; price; comprehensiveness of product features and quality of customer support.

TECHNOLOGY

Network infrastructure

   Our network consists of a series of servers, routing and Internet-networking equipment, workstations and management systems relating to hardware and software that isolates our local network from external networks, known as a firewall. We use industry standard secure socket layer encryption combined with a challenge/response authentication system to ensure data security. We also use adjustable time-out and forced-expire mechanisms to provide additional controls. We believe our network architecture provides adequate security.

   We believe that the network and security architectures, hardware and software tools we implement for security are very effective because they are proactively monitored and managed by experienced personnel. To ensure total network security, we have in place:

   o continuous monitoring by experienced security personnel and Internet engineers, 24 hours a day, seven days a week, 365 days of the year;
   o  real-time usage and audit reporting;
   o maintenance and testing of software, hardware, and security modifications in a test environment before installing the software onto our network servers for use by our clients;
   o use of proven, policy-based procedures along with the latest technologies to accurately track incidents, identify potential security breaches and provide rapid, appropriate response; and
   o use of uninterruptible power systems and a backup generator to protect against power loss.

   Despite being relatively new as a service provider, we believe that we have a solid track record for service availability. Unplanned outages have been minor and few in number.

Data Handling and Disaster Recovery Procedures

   We are committed to ensuring that backup, recovery and redundant processing capabilities are consistent with clients' expectations for outsourced services. We provide secure electronic data handling for all our clients and have disaster recovery procedures in place in the event of software and/or hardware failure or other unforeseen event. Our principal efforts include:

   o keeping all electronic versions of client data logically apart from the data of any of our other clients;
   o  strictly limiting access to all client data to authorized users only;
   o storing all client data generated by the software in a single location of service operation;
   o implementing a full tape backup process, beginning at midnight of each day, of all client data;
   o shipping a tape copy of all client data offsite on a next business day basis to a dedicated media storage facility;
   o through use of a commercial archival and storage service, providing a dedicated media storage facility, tape backup collection, storage and delivery services.

Application Technology

     The customer interface, or client as it is commonly called, is a standard Web browser, for example, Microsoft Internet Explorer or Netscape Navigator, running on any desktop computer, for example, personal computers, Macintosh computers, or UNIX workstations. Users can conduct all their business, from retrieving resumes to creating postings, from within this familiar browser interface by logging on to our Web site.

     Our service was designed with a unique Web application architecture to deliver significant advantages in performance, reliability, security, and enterprise scalability. E-Cruiter Enterprise was built with scalability as a prime function. We have employed various technologies that support the building of scalable applications that integrate browser, server and database technologies.

    Our technology is supported by an internal staff of developers and operations support specialists, 24 hours a day, seven days a week. We supplement our programming staff by a team of quality control analysts and product managers who ensure that the final service is user-friendly and dependable. In addition to supporting our Web-based services, our staff continually researches new technologies, enhances the software and hardware infrastructure and develops new services. Our software is designed to be easily adaptable to new technologies and new features.

    We plan to continue to invest in technology development for the benefit of all our current and prospective new clients.

INTELLECTUAL PROPERTY RIGHTS

   We rely on a combination of copyright, trademark and trade secrets laws and non-disclosure agreements to protect our proprietary technologies, ideas, know-how and other proprietary information. We have registered trademarks for E-Cruiter, E-Cruiting and E-Cruiter Enterprise in Canada and registrations are pending for trademarks for E-Cruiter Express, E-Cruiter On-line and the expression, We Take Internet Recruiting To a Hire Level. Applications are pending in the United States for the trademark, E-Cruiter and the expression, We Take Internet Recruiting To a Hire Level. The US Patent and Trademark Office has rejected our application to trade mark the word E-Cruiting on the basis that it is merely descriptive. We have no patents or registered copyrights.

   Notwithstanding the precautions we take, third parties may copy or otherwise obtain and use our proprietary technologies, ideas, know-how and other proprietary information without authorization or independently develop technologies similar or superior to our technologies. In addition, the non-disclosure and non-competition agreements between us and some of our employees, distributors and clients may not provide meaningful protection of our proprietary technologies or other intellectual property in the event of unauthorized use or disclosure. Policing unauthorized use of our technologies and other intellectual property is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted.

   There has been substantial litigation in the software industry involving intellectual property rights. We believe that our technologies and trading systems have been developed independent of others. Third parties may however assert infringement claims against us and our technologies and services may be determined to infringe on the intellectual property rights of others.

EMPLOYEES

   As of May 31, 2000, we employed on a full-time basis a total of 79 persons, of whom 5 are engaged in executive management, 17 in selling and marketing activities, 11 in customer support, 40 in research and development and network operations and 6 in other functions. In addition, we retain software development services from consulting firms on an as needed basis. We believe our relations with our employees and consultants are generally good, and we have no collective bargaining agreements with any labor unions.

   Our success will depend on our ability to hire and retain additional qualified marketing, sales, technical and financial personnel. Qualified personnel are in high demand. We face considerable competition from other Web-based recruitment companies, Internet job posting services and client-server recruitment companies, many of which have significantly greater resources than we have.


ITEM 2.  PROPERTIES
-------------------


   Our principal offices are located in Ottawa, currently at 1510 - 360 Albert Street, Ottawa, Ontario, Canada, where we occupy approximately 7,700 square feet at an annual rent cost of approximately $253,000 per year or approximately $21,070 per month. We are obligated to pay rent for these premises until December 31, 2001. We also occupy approximately 5,600 square feet on the 4th floor of 99 Metcalfe Street. We are obligated to pay rent of $12,000 per month until December 31, 2000.

   We intend to consolidate our Ottawa offices into one location in Ottawa. We have entered into a 10 year agreement to rent space from RT Capital where we are obligated to pay rent of $470,000 per year, or approximately $39,167 per month.

This space provides us some room to grow and ensures that all of our research, development and operations employees can operate from one location. By mid-January of 2001 we expect to have moved in to our new location. We plan to sublet, or assign, the premises at 1510 - 360 Albert Street early in calendar 2001.


ITEM 3. LEGAL PROCEEDINGS
-------------------------


   From time to time, E-Cruiter.com Inc. is subject to legal proceedings and claims in the ordinary course of business, including claims of alleged breach of contract by former employees, infringement of trademarks, copyrights and other intellectual property rights. We are not currently aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our financial position or results of operations.


ITEM 4. CONTROL OF REGISTRANT
-----------------------------


    The authorized share capital of E-Cruiter.com Inc. consists of an unlimited number of common shares without nominal or par value. There were two shareholders known to us, as of May 31, 2000, who were the beneficial owners of more than 10% of our common shares. The following table sets forth, as of May 31, 2000, the number of common shares held by these two shareholders and those owned by all directors and officers as a group:

                                                   NUMBER OF COMMON SHARES      PERCENT OF COMMON
NAME AND ADDRESS                                   BENEFICIALLY OWNED           SHARES OUTSTANDING
Paul Champagne                                     2,392,921                           31.07%
141 Kerry Hill Crescent
Dunrobin, Ont. Canada  K0A 7T0
                                                   1,149,738                           14.93%
John Gerard Stanton
24 Rosenfeld Crescent
Kanata, Ont. Canada K2K 2L2
                                                   1,528,690                           19.85%
All directors and officers as a group
     (consisting of 4  persons)


ITEM 5. NATURE OF TRADING MARKET
--------------------------------

   The common shares of E-Cruiter.com Inc. are traded in the United States on the Nasdaq Small Cap Market ("Nasdaq SM") under the symbol "ECRU" and on the Boston Stock Exchange ("BSE") under the symbol "ECR". The table below sets forth the high and low sale prices of the common shares on the Nasdaq SM as reported by Bloomberg L.P., for each fiscal quarter during the periods indicated. Comparable information on trading of the common shares on the BSE is not publicly available.

                            PERIOD                      HIGH         LOW
                            ------                      ----         ---
           Fiscal Year 2000                                (IN $U.S.)
           ----------------
           Third Quarter ended February 29, 2000        $9.12         $6.75
           Fourth Quarter ended May 31, 2000            $8.75         $3.00

           Fiscal Year 2001
           ----------------
           First Quarter ended August 31, 2000          $4.87         $2.50
           Second Quarter (up to November 24, 2000)     $6.00         $2.62

    The market price of our common shares may be subject to substantial fluctuations related to the announcement of our financial results, new product introductions by us or our competitors or other matters relating to our business, such as political or economic developments and the market for technology stocks generally.


    As of May 31, 2000 approximately 24.5% of the outstanding common shares of E-Cruiter.com Inc. were held of record by approximately 633 holders with addresses in the United States.


ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
--------------------------------------------------------------------------

    There is no law or government decree or regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See "Item 7 - Taxation".

    There is no limitation imposed by Canadian law or by the articles or other charter documents of E-Cruiter.com Inc. on the right of a non-resident to hold or vote common shares of E-Cruiter.com Inc., other than as provided in the Investment Canada Act, as amended (the "Investment Act").

    The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. If an investment by a non-Canadian is not a reviewable investment, it nevertheless requires the filing of a short notice which may be given at any time up to 30 days after the implementation of the investment.

    An investment in common shares of E-Cruiter.com Inc. by a non-Canadian that is a WTO investor would be reviewable under the Investment Act if it were an investment to acquire direct control, through a purchase of assets or voting interests, of E-Cruiter.com Inc and the value of the assets of E-Cruiter.com Inc. equaled or exceeded $192 million, the threshold established for 2000, as indicated on the financial statements of E-Cruiter.com Inc. for its fiscal year immediately preceding the implementation of the investment. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act. A WTO investor is an investment by an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act.

    An investment in common shares of E-Cruiter.com Inc. by a non-Canadian, other than a WTO investor, would be reviewable under the Investment Act if it were an investment to acquire direct control of E-Cruiter.com Inc. and the value of the assets were $5.0 million or more, as indicated on the financial statements of E-Cruiter.com Inc. for its fiscal year immediately preceding the implementation of the investment.

    A non-Canadian, whether a WTO investor or otherwise, would acquire control of E-Cruiter.com Inc. for the purposes of the Investment Act if he, she or it acquired a majority of the common shares of E-Cruiter.com Inc. or acquired all or substantially all of the assets used in conjunction with E-Cruiter.com Inc.'s business. The acquisition of less than a majority, but one-third or more of the common shares of E-Cruiter.com Inc., would be presumed to be an acquisition of control of E-Cruiter.com Inc. unless it could be established that E-Cruiter.com Inc. was not controlled in fact by the acquirer through the ownership of common shares.

    The Investment Act would not apply to certain transactions in relation to common shares of E-Cruiter.com Inc. including:

    (a) an acquisition of common shares of E-Cruiter.com Inc. by any person if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;

    (b) an acquisition of control of E-Cruiter.com Inc. in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

    (c) an acquisition of control of E-Cruiter.com Inc. by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of E-Cruiter.com Inc., through the ownership of voting interests, remains unchanged.


ITEM 7. TAXATION
----------------


Material Canadian Federal Income Tax Considerations

   The following is a summary of the material Canadian federal income tax considerations generally applicable to a person who acquires common shares of E-Cruiter.com Inc. and who, for purposes of the Income Tax Act (Canada) and the Canada-United States Income Tax Convention, 1980, as applicable, and at all relevant times, is a U.S. holder. Readers are cautioned that this is not a complete technical analysis or listing of all potential tax effects that may be relevant to holders of our common shares. In particular, this discussion does not deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules, and does not address the tax consequences under Canadian provincial or territorial tax laws, or tax laws of jurisdictions outside of Canada. Accordingly, you should consult your own advisor regarding the particular tax consequences to you of an investment in our common shares. This summary is based on the advice of our Canadian counsel, Perley-Robertson, Hill & McDougall.

For purposes of the Income Tax Act (Canada) and the Canada-United States Income Tax Convention, 1980, a U.S. holder is a person that:

   o throughout the period during which the person owns our common shares is not resident in Canada and is a resident of the United States;

   o holds our common shares as capital assets, that is, generally as investments;

   o deals at arm's length with us within the meaning of the Income Tax Act (Canada);

   o does not have a permanent establishment or fixed base in Canada, as defined by the Canada-United States Income Tax Convention, 1980; and

   o does not own and is not treated as owning, 10% or more of our outstanding voting shares.

         Special rules, we do not address in this discussion, may apply to a U.S. holder that is (a) an insurer that carries on an insurance business in Canada and elsewhere, or (b) a financial institution subject to special provisions of the Income Tax Act (Canada) applicable to income gain or loss arising from mark-to-market property.

   This discussion is based on the current provisions of the Canada-United States Income Tax Convention, 1980, the Income Tax Act (Canada) and their regulations, all specific proposals to amend the Income Tax Act (Canada) and regulations announced by the Minister of Finance (Canada) before the date of this annual report and counsel's understanding of the current published administrative practices of Revenue Canada. This discussion is not exhaustive of all potential Canadian tax consequences to a U.S. holder and does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or foreign jurisdiction.

Taxation of Dividends

   Dividends paid or credited or deemed to be paid or credited on common shares owned by a U.S. holder will be subject to Canadian withholding tax under the Income Tax Act (Canada) at a rate of 25% on the gross amount of the dividends. The rate of withholding tax generally is reduced under the Canada-United States Income Tax Convention, 1980 to 15% where the U.S. holder is the beneficial owner of the dividends. Under the Canada-United States Income Tax Convention, 1980, dividends paid to religious, scientific, charitable and similar tax exempt organizations and pension organizations that are resident and exempt from tax in the United States and that have complied with the administrative procedures specified in the Tax Convention are exempt from this Canadian withholding tax.

Taxation of Capital Gains

   A gain realized by a U.S. holder on a sale, disposition or deemed disposition of our common shares generally will not be subject to tax under the Income Tax Act (Canada) unless the common shares constitute taxable Canadian property within the meaning of the Income Tax Act (Canada) at the time of the sale, disposition or deemed disposition. Our common shares generally will not be taxable Canadian property provided that: (a) they are listed on a prescribed stock exchange, and (b) at no time during the five-year period immediately preceding the sale, disposition or deemed disposition, did the U.S. holder, persons with whom the U.S. holder did not deal at arm's length, or the U.S. holder acting together with those persons, own or have an interest in or a right to acquire 25% or more of the issued shares of any class or series of our shares. A deemed disposition of common shares will occur on the death of a U.S. holder.

     If our common shares are taxable Canadian property to a U.S. holder, any capital gain realized on a disposition or deemed disposition of those shares will generally be exempt from tax under the Income Tax Act (Canada) by the Canada-United States Income Tax Convention, 1980, so long as the value of our common shares at the time of the sale, disposition or deemed disposition is not derived principally from real property situated in Canada, as defined by the Canada-United States Income Tax Convention, 1980. We have been advised that currently our common shares do not derive their value principally from real property situated in Canada; however, the determination as to whether Canadian tax would be applicable on a sale, disposition or deemed disposition of common shares must be made at the time of that sale, disposition or deemed disposition.


ITEM 8. SELECTED CONSOLIDATED FINANCIAL DATA
--------------------------------------------


   The summary financial information set out below is presented in Canadian dollars and is derived from our consolidated financial statements. We prepare our financial statements in accordance with Canadian generally accepted accounting practices, known as Canadian GAAP, and report in Canadian dollars. These principles conform in all material respects with U.S. generally accepted accounting principles, known as U.S. GAAP, except as described in note 14 to the consolidated financial statements. You should read the information presented below in conjunction with the consolidated financial statements and the "Management's Discussion and Analysis of Financial Condition and Result of Operations" section of this annual report.

   The following tables include a U.S. dollar convenience translation using an exchange rate of $1.4977 per US $1.00, the noon buying rate on May 31, 2000. These translations are not necessarily representative of the amounts that would have been reported if we had historically reported in U.S. dollars, and the rate used is not necessarily indicative of the rates in effect at any other time.

FOUR YEAR FINANCIAL SUMMARY
                                                                                                                US $
CONSOLIDATED STATEMENTS OF LOSS DATA                                     CDN $                                 YEAR ENDED
                                                                  YEAR ENDED MAY 31,                            MAY 31,
                                                  -------------------------------------------------------------------------
                                                     1997         1998         1999         2000                  2000
CANADIAN GAAP:
Revenue ..........................................$    85,524 $    870,003 $  1,399,557  $  1,752,730        $   1,170,281
Cost of Revenue ..................................     57,167      386,391      848,769     1,624,770            1,084,843
                                                  -------------------------------------------------------------------------
Gross Profit .....................................     28,357      483,612      550,788       127,960               85,438
                                                  -------------------------------------------------------------------------
Expense:
     Selling .....................................    125,785      652,118      818,601     1,625,434            1,085,287
     Marketing ...................................    258,256      817,291      612,796     2,014,684            1,345,185
     General and administrative ..................    243,304      350,014      725,713     1,325,645              885,121
     Research and development ....................    258,257      510,974      606,088     2,460,600            1,642,919
                                                  -------------------------------------------------------------------------
           Total Expense .........................    885,602    2,330,397    2,763,198     7,426,363            4,958,512
                                                  -------------------------------------------------------------------------
Net loss .........................................$ (857,245) $(1,846,785) $(2,212,410)  $(7,298,403)        $ (4,873,074)
                                                  -------------------------------------------------------------------------
Net loss per share................................$    (0.53) $     (0.58) $     (0.57)  $     (1.29)        $      (0.86)
                                                  =========================================================================


                                                                      CDN $                                  US $
                                                                  AS OF MAY 31,                            MAY 31,
                                                       1997        1998        1999          2000           2000
                                                  -------------------------------------------------------------------------

Weighted average number of shares outstanding.....  1,620,669    3,191,297   3, 854,579     5,649,783            5,649,783

US GAAP:
Net loss .........................................$ (857,245) $(1,846,785)$ (4,864,735) $ (7,560,668)        $ (5,048,186)

                                                  =========================================================================
Net loss per share ...............................$     (.53) $      (.58) $      (1.26) $      (1.34)       $      (0.89)
                                                  =========================================================================




CONSOLIDATED BALANCE SHEET DATA                                           CDN $                                  US $
                                                                      AS OF MAY 31,                            MAY 31,
                                                         1997       1998        1999        2000                 2000
                                                      ---------------------------------------------------------------------
CANADIAN GAAP:
Working capital (deficit) ........................    $ 201,386  $ (167,186) $(1,488,371) $12,801,601           $ 8,547,507
Total assets .....................................      406,537     700,826    2,176,210   16,182,960            10,805,208
Total  liabilities ...............................      180,252     833,816    3,416,514    2,352,197             1,570,539
Shareholders equity (deficit) ....................      226,285    (132,990)  (1,240,304)  13,830,763             9,234,669

U.S. GAAP:
Working capital (deficit ) .......................    $ 201,386  $ (167,186) $(1,956,924) $12,801,601           $ 8,547,507
Total assets       ...............................      406,537     700,826    2,176,210   16,182,960            10,805,208
Total  liabilities ...............................      180,252     833,816    3,885,067    2,352,197             1,570,539
Shareholders equity (deficit) ....................      226,285    (132,990)  (1,708,857)  13,830,763             9,234,669


The differences between U.S. GAAP as compared to Canadian GAAP as they affect our consolidated financial statements are explained in note 14 to the notes to the consolidated financial statements. Differences between U.S. GAAP and Canadian GAAP do not affect our consolidated financial statements for the years ended May 31, 1997 and 1998.




                            EXCHANGE RATE INFORMATION

 EXCHANGE RATES

     The following table lists the average, high, low and period-end noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated. The average rate is the average of the exchange rates on the last day of each month during a year.

Year ended December  31,              Period End         Average            High              Low
------------------------              ----------         -------            ----              ---
1995............................          1.3655          1.3689          1.4238           1.3285
1996............................          1.3697          1.3644          1.3822           1.3310
1997............................          1.4288          1.3894          1.4398           1.3357
1998............................          1.5375          1.4894          1.5770           1.4075
1999............................          1.4720          1.4877          1.5302           1.4512
2000 (through October 31) ......          1.5273          1.4813          1.5310           1.4353


    On May 31, 2000, the noon buying rate was $1.4977 per US $1.00. We used this exchange rate to calculate the U.S. dollar equivalents provided in this annual report, unless otherwise noted. On October 31, 2000, the noon buying rate was $1.5273 per US $1.00.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
-------------------------------------------------------------------------------
OF OPERATIONS
-------------

    This discussion and analysis should be read in conjunction with the audited consolidated financial statements included elsewhere in this annual report. All figures are in Canadian dollars except as otherwise noted. Except for the historical information contained in this annual report the matters discussed regarding our financial condition and results of operations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve a number of risks and uncertainties. These factors include the rapid change in markets and technology, the anticipation of market growth, the timing of product announcements and ability to meet product development schedules, the introduction of competitive products by existing and new competitors, the volume, size and timing of orders received, the lengthening sales cycles, seasonal customer demands and market acceptance of new or enhanced products. Therefore, historical results and percentage relationships will not necessarily be indicative of the operating results of any future period. See - Factors That May Affect Future Results."


OVERVIEW

    In 1997, we launched CareerBridge.com, a regional-based job board focused on the high-technology industry in Ottawa, Canada. We believe that as a result of aggressive promotion, CareerBridge.com became the leading regional on-line job board for technology careers, serving as a free job search service for individuals, and as a paid posting service for organizations.

     Initially, we were a Web-based recruitment advertiser, known in the marketplace as a job board. As a job board, our service allowed organizations to advertise their job openings on our Web site and allowed individuals to review employment opportunities and apply on-line. However, we determined early in our existence that simply offering a Web-based job board did not address all of the recruiting needs of organizations. To address these needs, in February of 1999, we launched E-Cruiter Enterprise, a service designed to be a comprehensive recruitment service.

   We provide on-line recruiting services to companies of all sizes through our Web site at www.ecruiter.com on our servers located in Ottawa, Canada. Clients access the recruitment services through standard Web browsers. In our view, our services enable companies of all sizes to streamline their recruiting process, lower costs and accelerate their hiring cycle.

RESULTS OF OPERATIONS

Fiscal year ended May 31, 2000 compared to fiscal year ended May 31, 1999.

Revenue

   Our accounting policy is to recognize revenue from recruitment services, which includes access to services, upgrades and enhancements, set up, initial training and support, over the term of client contracts. Professional services, which are provided on a time and materials basis, are recognized as services are delivered. Revenue from clients who post their jobs on the Internet using our services is recognized over the period of the posting. All of the company's revenue is currently generated by clients operating in Canada. Revenue is earned principally from two Web-based services: E-Cruiter Enterprise, a comprehensive recruiting portal solution; and E-Cruiter Express, a job posting service designed for organizations which want to advertise their job requisitions on multiple sites on the Internet.

   Revenue for the year ended May 31, 2000 increased 25% to $1,752,730, compared with revenue of $1,399,557 for the year ended May 31, 1999. Sales were particularly strong in the third and fourth quarters of fiscal 2000. During this period we received in excess of $2,003,000 in orders, compared with $775,000 received in the first half of fiscal 2000. This reflects increased sales and marketing activity following the company's initial public offering.

   Revenue from E-Cruiter Enterprise services increased 25% to $1,363,818 in fiscal 2000 from $1,094,632 in fiscal 1999. During the year, the company focused its sales efforts on mid-and large-sized companies. We competed for and won several significant new accounts during the year: Home Depot Canada, Zurich Canada, KPMG Canada, Sony Music Canada, Watson Wyatt World Wide and Ballard

Power Systems Inc. We signed 68 contracts for a total value of $2,379,000 (average value of $34,985). Most of these were one-year contracts. This compares with 49 contracts valued at $1,184,000 (average value of $24,163) in fiscal 1999.

   Revenue from the sale of E-Cruiter Express services grew from $305,013 in fiscal 1999 to $388,912 in fiscal 2000, an increase of 28%. This reflects our increased telesales effort during the year.

   Sales of our E-Cruiter Express job posting service through the Worklife Solutions Inc. and the AltaVista Live! Careers channel were not as high as expected. The content-partner arrangement with Worklife Solutions Inc. for access to AltaVista Live! Careers channel was terminated subsequent to year-end.

   For the upcoming year we will continue to search for on-line communities of interest to find human resources buyers on the Internet.

Cost of Revenue

   The cost of revenue in fiscal 2000 was $1,624,770 compared with $848,769 in fiscal 1999, an increase of 91%. These costs include network operations, client support and charges for posting to third-party job boards. The change in each of these expenses from fiscal 1999 to fiscal 2000 is explained as follows:

o The cost of supporting our network operations center increased to $758,458 in fiscal 2000 from $438,744 in fiscal 1999. This largely reflects an increase in personnel. The higher costs also reflect higher depreciation charges related to the company's investment in network infrastructure to achieve scalability and better-than-average data redundancy and reliability. We made these investments in anticipation of increased business volume in fiscal 2001 and beyond. We believe that we are now better positioned to manage significant business volume from targeted distribution partners.

o Client support expenses were $543,824 in fiscal 2000 compared with $333,093 in fiscal 1999. This reflects the addition of several new client support personnel including individuals for the company's career site design team. We increased career site design staff in response to strong client demand for our leading-edge recruiting portals. We continue to maintain a "relationships first" approach with our clients in order to achieve high average client satisfaction. The annual renewal rate approached 80% in fiscal 2000.

o Charges by third-party posting companies totaled $322,500 in fiscal 2000 compared with $76,932 in fiscal 1999, an increase of 319%. This reflects the introduction of new posting services for our Enterprise and Express customers.

Expenses

   To achieve our growth in fiscal 2000, and to position our company for future growth, our expenses increased substantially as compared to fiscal 1999. Total expenses were $7,502,709, compared with $2,656,750 in fiscal 1999. Expenses are divided into the following categories: marketing, research and development, selling and general and administrative. The change in total expenses from fiscal 1999 to fiscal 2000 is explained as follows:

o Marketing expenses increased to $2,014,684 from $612,796 in fiscal 1999, primarily as a result of advertising promotion in the Canadian marketplace. We believe we are now recognized as a leading supplier of Internet recruiting solutions in Canada. During the year the company spent $1,040,000 on advertising, compared with $112,421 in 1999.

o Research and development costs were $2,460,600 in fiscal 2000, compared with $606,088 in fiscal 1999. We significantly increased our research and development capabilities during the year by adding 14 personnel and hiring specific consultants where required. A more rigorous product management and development process was implemented during the year and we also completed two significant product upgrades.

o Selling expenses increased to $1,625,434 in fiscal 2000 from $818,601 in fiscal 1999. This was attributable to an increase in our direct sales force both for the E-Cruiter Enterprise and E-Cruiter Express product lines.

o An increase in general and administrative expenses also contributed to the overall increase in expenses for fiscal 2000. General and administrative expenses were $1,401,991 in fiscal 2000, compared with $619,265 in fiscal

     1999. A portion of the increase relates to additional recruiting efforts to bring our staffing complement from 36 employees to a total of 79 by the end of the year. The higher costs also partially reflect the costs of being a public corporation, which include higher accounting and legal costs and higher costs for directors and officers liability insurance. During the year we also entered into a consulting services arrangement with SC Stormont Corporation for financial and business advisory services and incurred costs of $78,333 for these services. We do not expect general and administrative costs to increase significantly during fiscal 2001, as the infrastructure is largely in place to support the expected level of business.

Other Income and Expenses

   Other income and interest income includes interest earned on excess cash held during the year and a gain of $311,563 on the sale of CareerBridge.com. During fiscal 2000 we sold our regional job board to Thomson Canada Limited. As consideration for the sale, we have and will receive specific non-monetary benefits over a three-year period.

   Other expense includes interest and amortization charges related to convertible promissory notes that were outstanding for the first six months of fiscal 2000. Upon completion of our initial public offering, these notes were converted into common shares and, as a result, there was no such expense in the latter half of the year. Interest expense also includes charges on a term loan with the Royal Bank of Canada and interest on various capital leases.

Net Loss

    Our net loss for fiscal 2000 was $7,298,403 ($1.29 per share) compared with a net loss of $2,212,410 (or $0.57 per share) in fiscal 1999. This largely reflects a higher level costs in sales and marketing, infrastructure and research and development. We operate in a fast-growing, competitive market. We believe that these increased expenditures were necessary for us to strengthen our position and brand name in the market, maintain technological advantage and establish an infrastructure to support increased business volumes.



Fiscal year ended May 31, 1999 compared to fiscal year ended May 31, 1998


Revenue

   Our revenue for the year ended May 31, 1999 was $1,399,557, an increase of 60.9% as compared to revenue of $870,003 for the year ended May 31, 1998.

   Revenue from E-Cruiter Enterprise services increased 41.5% to $1,094,632 in fiscal 1999 from $773,797 in fiscal 1998. Despite this upward trend, our revenue from E-Cruiter Enterprise services was less than anticipated due to our change in sales strategy in mid-fiscal 1999. We decided to target our sales efforts to medium and larger clients, a change from our original strategy of targeting sales to small and medium clients. Our change of focus reduced the number of contracts signed. In fiscal 1999, we signed 49 contracts with a total completion value of $1,184,000. In fiscal 1998, we signed 116 contracts with a total completion value of $1,170,696. However, the average size of sales contracts increased to $24,163 in fiscal 1999 from $10,092 in fiscal 1998.

   Revenue from the sale of E-Cruiter Express services increased from $96,165 in fiscal 1998 to $305,013 in fiscal 1999. This 217.2% increase in revenue primarily relates to the introduction in March 1998 of our new job posting software which allows organizations to use the same job requisition to post to multiple job boards at the same time without having to reformat the original posting each time.

Cost of Revenue

   Our cost of revenue in fiscal 1999 was $848,769 compared to $386,391 in fiscal 1998 an increase of 119.7%. Our cost of revenue includes the cost of client support, charges for posting to third-party job boards and our network operations. The change in each of these expenses from fiscal 1998 to fiscal 1999 is explained as follows:

o Client support expenses were $333,093 in fiscal 1999 compared to $127,808 in fiscal 1998 an increase of 160.6%. This reflects an addition of three client support personnel and the associated costs of providing these personnel with computers and related work tools. Our goal is to provide better client support than any of our competitors to result in annual subscription renewals.

o Charges by PositionWatch Ltd., a company that posts jobs to the Internet for us on a wholesale basis, totalled $76,932 in fiscal 1999 compared to $19,232 in fiscal 1998 and increase of 300%. This reflects the introduction of our multi-posting capability in March 1998 where clients use our services to post jobs to other job boards.

o The cost of supporting our networks increased to $438,744 in fiscal 1999 from $239,351 in fiscal 1998 an increase of 83.3%. These higher costs largely reflect the addition of two personnel and increased amortization charges from the purchase of additional servers and related software. We made these investments in anticipation of additional business volume in fiscal 2000. We have established goal of zero unplanned network down time given that our client commitment is service availability 24 hours a day, seven days a week, 365 days a year. Accordingly, we expect that expenses in this area will continue to increase as business volume increases.

Expense

   Total expense increased by 18.6% in fiscal 1999 to $2,656,750 from $2,329,544 in fiscal 1998. Expense consists of the following cost categories: selling, marketing, general and administrative and research and development. The change in total expenses from fiscal 1998 to fiscal 1999 is explained as follows:

o Selling expense in fiscal 1999 increased to $818,601 from $652,118 in fiscal 1998. This selling expense was primarily attributable to increased selling activities during the final two quarters of fiscal 1999. Five new sales representatives were hired to provide greater direct sales coverage in Toronto, Ontario. We expect selling expense to continue to increase as we enter new markets and expand our selling efforts.

o An increase in general and administrative expenses also contributed to the overall increase in expense for fiscal 1999. General and administrative expenses were $619,265 in fiscal 1999 compared to $349,161 in fiscal 1998. These costs were higher largely as a result of an increase in personnel, consulting fees and increased legal costs.

o An increase in research and development costs to $606,088 in fiscal 1999 from $510,974 in fiscal 1998. This increase reflects the addition of several new software engineering and software verification personnel during the latter part of the year. We expect that the increase in additional personnel will further increase our research and development costs in fiscal 2000 as the additional costs will be incurred for the full year. Research and development expenses in fiscal 1999 were partially offset by $103,253 of Canadian federal and provincial government tax credits.

o Lower marketing expenses in fiscal 1999 partially offset our increased selling, general and administrative and research and development expenses. Reflecting the change in business strategy in fiscal 1999 described above, marketing expenses decreased to $612,796 in fiscal 1999 from $817,291 in fiscal 1998. Upon changing our business focus from a job board business to a total recruitment management business, we decreased our marketing expenditures related to the job posting service. We expect that marketing expenses will increase, however, as we enter new markets.

Other Income and Expenses

   Other income and interest income includes interest earned on excess cash held during the year.

   Other expense includes interest and amortization charges related to convertible promissory notes that were outstanding during the last six months of fiscal 1999. Interest expense also includes charges on a term loan with the Royal Bank of Canada and interest on various capital leases.

Net Loss

   Our net loss for fiscal 1999 was $2,212,410 (or $0.57 per share). This compares to a loss of $1,846,785 (or $0.58 per share) in fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

   Our capital requirements have exceeded cash flow from operations, as we have been building our business. As a result, we have been substantially dependent upon sales of common shares and private placements of convertible promissory notes to finance our working capital requirements. As at May 31, 2000 we had cash, cash equivalents and short-term investments of $13,844,507, an increase of $12,338,725 from May 31, 1999, which is a result of our initial public offering.

   Cash used for operating activities during fiscal 2000 was $5,896,691. Our net loss of $7,298,403 was partially offset by non-cash charges for amortization and depreciation and lower working capital requirements. Because we invoice and collect from our clients ahead of revenue recognition, deferred revenues increased and generated reduced demands on working capital. We also experienced lower demand on our working capital as a result of increases in accrued liabilities and trade payables. Net cash used in operating activities in fiscal 1999 was $1,970,187.

   During fiscal 2000, we purchased $927,035 in capital assets with the largest portion of the investment relating to the purchase of servers and software for our network operations center. While investment in computer hardware and software is an ongoing requirement, we do not expect the same level of investment in fiscal 2001. In fiscal 1999 we invested $105,588 in capital assets. In fiscal 2000 we invested our excess cash in short-term bonds, commerical and other short-term paper that are issued by Canadian federal or provincial governments or corporations or banks having high credit ratings.


In terms of financing activities, during the fiscal years 2000, 1999 and 1998, we achieved the following:

o Completed our initial public offering in December 1999, issuing 2,619,319 common shares for gross proceeds of $23,164,437, providing net proceeds to the company of $19,498,569 after deducting underwriting discounts and commissions, expenses paid to the underwriters, accounting and legal and other expenses.
o In fiscal 1999, we raised $1,000,000 from the issuance of common shares to Paul Champagne at a price of approximately $2.30 per share.
o In fiscal 1998, we raised $1,500,000 through the issuance of common shares to Paul Champagne at a price of approximately $1.84 per share. As a result of these 2 transactions and an earlier share purchase in 1997, Mr. Champagne became our largest shareholder.
o Over the period of January 22, 1999 to May 26, 1999, we issued 18 senior secured convertible promissory notes totalling $2,600,000. The cost to issue the 18 notes totalled $407,079. The notes bore interest at 12% per year and were secured by substantially all of our assets. The principal and accrued interest on the notes were converted immediately prior to the completion of our initial public offering into common shares at the rate of
     0.433863 shares for every Canadian dollar of principal and accrued interest owed on the date of conversion. In fiscal 2000, we paid $275,000 to Stepping Stone Capital Corporation, a company that assisted us in the arrangement of the promissory note financing.
o We received and subsequently repaid, a bridge loan of $1,300,000 from our major shareholder in fiscal 2000.
o During fiscal 2000, we borrowed $190,000 from the Royal Bank of Canada to purchase capital equipment.
o We entered into various leasing arrangements over during 1998 through 2000 totalling $220,824 for the purchase of fixed assets. These leases have annual interest rates that range from $12.3% to 27.0% and mature over varying periods of time. We have pledged the assets purchased as security for the leases. Repayments on the Royal Bank loan and the capital leases totalled $183,083 during fiscal 2000 and $105,603 in 1999.

RECONCILIATION OF CANADIAN GAAP TO US GAAP

   Canadian GAAP differs from U.S. GAAP. There are two differences that affect our financial statements in material respects, as follows:

o Under U.S. GAAP, the difference between the exercise price of options granted to purchase common shares and the fair value of the underlying shares at the time of grant, assumed to be the public offering price of US$6.00 per share for options granted prior to our initial public offering, is accounted for as compensation expense and is charged against earnings over the vesting period of the options with a corresponding and equal amount recorded as paid-in-capital.

o Under U.S. GAAP, the proceeds from convertible debt instruments that have non-detachable conversion features where the fair value of the underlying common shares exceeds the conversion price of the debt instrument, known as beneficial conversion features, are allocated between the debt and the equity components of the instruments. The value ascribed to the beneficial conversion feature is the excess of the fair value of the underlying shares over the conversion price up to, but not exceeding, the net proceeds received by the issuer upon issuance of the convertible debt instruments. The value ascribed to the beneficial conversion feature is recorded as paid-in-capital. The discount resulting from the allocation of the proceeds is recognized as interest expense over the minimum period from the date of issuance to the date at which the debt holder can realize that return.

RECENT ACCOUNTING PRONOUNCEMENTS

   In June 1998, the Financial Accounting Standards Board ("FASB") issued the Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments and hedging activities and is effective for all fiscal quarters for fiscal years beginning June 15, 1999. In June, 1999, the FASB issued SFAS No. 137, which delays the effective date of SFAS 133 until fiscal years beginning after June 15, 2000. Currently, as the Company has no derivative instruments, the adoption of SFAS No. 133 would have no impact on the Company's financial condition or results of operations. To the extent the Company begins to enter into such transactions in the future, the Company will adopt the Statement's disclosure requirements in the quarterly and annual financial statements for the year ending May 31, 2002.

   On March 31, 2000, the Financial Accounting Standards Board (FASB) issued Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation - an interpretation of APB Opinion No. 25 (FIN 44), providing new accounting rules for stock based Compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). FIN 44 does not change FASB Statement No. 123, "Accounting for Stock Based Compensation" (FAS 123). The new rules are significant and will result in compensation expense in several situations in which no expense is typically recorded under current practice, including option repricing, purchase business combinations and plans that permit tax withholdings. FIN 44 is generally effective for transactions occurring after July 1, 2000, but apply to repricings and some other transactions after December 15, 1998. The Company does not expect the adoption of this Interpretation to have a material impact on its results of operations or financial position.

   In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements", which was amended in March 2000 by SAB 101A. The SAB summarizes certain of the SEC staff views in applying generally accepted accounting principles to revenue recognition in financial statements. This SAB is effective beginning with the Company's first quarter of fiscal 2001. The Company does not expect the adoption to this SAB to have a material impact on its results of operations or financial position.

FACTORS THAT MAY AFFECT FUTURE RESULTS

   We may not become profitable. Since our inception, we have incurred losses which have been substantial in relation to our operations. As of May 31, 2000, the end of our most recent fiscal year, we had an accumulated deficit of $12,214,843. Our losses are continuing and increasing. We have reported a loss of $1,821,954 for the three months ended August 31, 2000. Since our inception we have generated relatively small amounts of revenue. If revenue grows slower than we anticipate or if operating expenses exceed our expectations, we may not become profitable. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis. Failure to achieve or maintain profitability may materially and adversely affect the market price of our common shares. We expect our operating expenses to continue in connection with our operations.

   We may not be able to grow our client base and revenue because of the number of competitors and the variety of sources of competition we face. Our future success will depend in large part on our ability to rapidly grow and maintain our client base and revenue. This requires that we offer services that are superior to the services being offered by our competitors and that we price them competitively. We compete for a portion of employers' recruiting budgets with many types of competitors, as employers typically utilize a variety of sources for recruiting, including:

     o     traditional offline recruiting firms;
     o     traditional offline advertising, such as print media;
     o     resume processing companies;
     o     Web-based recruitment companies;
     o     Internet job posting companies; and
     o     client-server-based software services.

   In addition, many employers are developing or may develop their own software to satisfy their recruitment needs. If we are unable to rapidly grow our client base and revenue, our business, operating results and financial condition could be materially adversely affected.

   The increasing competition in our markets could affect our ability to expand. We expect competition to increase and intensify in the future, with increased price competition developing for our services. A number of our current and potential competitors have longer operating histories and consequently greater financial, technical and marketing resources and name recognition than we do which could give them a competitive advantage. Our competitors may develop products or services that are equal or superior to ours or that achieve greater market acceptance than ours. It is also possible that new competitors may emerge and rapidly acquire significant market share. As a result, we may not be able to expand our market share and our ability to enter new markets may be adversely affected.

   If we experience client attrition, our operating results will be adversely affected. Since we generally enter into subscription agreements with our E-Cruiter Enterprise clients for terms of one year or less, we have no assurance that a client will remain a long-term client. If we lose a high percentage of clients after the expiration of their initial subscription, our operating results will be adversely affected. Since we have only been offering this service for a short period of time, we do not know what rate of client attrition to expect. To the extent we experience significant client attrition, we must attract additional clients to maintain revenue.

   We may not be able to strengthen and maintain awareness of our brand name. We believe that our success will depend to a large degree on our ability to successfully strengthen and maintain our brand recognition and reputation. In order to strengthen and maintain our brand recognition and good reputation, we will need to invest heavily in our marketing and maintain high standards for actual and perceived quality, usefulness, reliability, security and ease of use of our services. If we fail to successfully promote and maintain our brand, particularly after incurring significant expenses in promoting our brand, or encounter legal obstacles which prevent our continued use of our brand name, our business and the value of our shares could be materially adversely affected. Moreover, even if we continue to provide good service to our clients, factors outside of our control, including actions by organizations that are mistaken for us and factors generally affecting our industry, could affect our brand and the perceived quality of our services.

   Our success will depend on our ability to enter into strategic relationships with job posting and other on-line recruitment services to offer an attractive service to our clients and with a variety of third parties to expand the distribution of our services. If we are unable to enter into successful strategic relationships, our business will suffer. We must maintain our existing relationships with job posting boards and other on-line recruitment services and enter into additional similar relationships to continue to offer an attractive service. We also must enter into arrangements with third parties, such as value-added service providers, to expand the distribution of our services. Because many of these third parties compete with each other, the existence of a relationship with any particular third party may limit or preclude us from entering into a relationship with that third party's competitors. In addition, some of the third parties with which we seek to enter into relationships may view us as a competitor and refuse to do business with us. The loss of existing relationships or our inability to enter into new similar relationships may adversely affect our ability to improve our services, offer an attractive service in the new markets that we enter, or expand the distribution of our services.

   We may not be able to expand our business successfully into new geographic markets. Until recently, we have marketed our services primarily in Canada. Consequently, all of our current clients are enterprises that are based in

Canada or that seek to fill job openings in Canada. Our success and ability to grow our business will depend to a significant degree on our ability to market our services successfully in new geographic markets, including the United States markets.

   We may lose business if we are not able to successfully develop and introduce new products, services and features. If we are unable to develop and introduce new products, services, or enhancements to, or new features for, existing services, in a timely and successful manner, we may lose sales opportunities. The market for our services is characterized by rapid and significant technological advancements, the introduction of new products and services, changes in client demands and evolving industry standards. The adoption of new technologies or new industry standards may render our products obsolete and unmarketable. The process of developing new services or technologies is complex and requires significant continuing efforts. We may experience difficulties or funding shortages that could delay or prevent the successful development, introduction and sale of enhancements or new products and services. Moreover, new products, services or features which we introduce may not adequately address the needs of the marketplace or achieve significant market acceptance.

   Our business could suffer if financing is not available when required or is not available on acceptable terms. Our future capital requirements depend on a number of factors, including our ability to grow our revenue. We believe that we have sufficient working capital and investments to fund our working capital, anticipated operating cash flow deficit and capital expenditure requirements for at least 12 months beyond the date of this annual report. However, it is possible that we may need to raise additional funds sooner than expected in order to fund rapid expansion, develop new and enhance existing services or acquire complementary businesses or technologies. Our business could suffer if financing is not available when required or is not available on acceptable terms.

   Future financing may be on terms adverse to your interests. If, in the future, we issue equity or convertible debt securities to raise additional funds, our shareholders may experience significant dilution of their ownership interest and holders of those new securities may have rights senior to those of the holders of our common shares.

   We are dependent on key management personnel. Our success will depend largely on the continuing efforts of our executive officers and senior management, especially those of John Gerard Stanton, our President and Chief Executive Officer, Rob Richards, our Chief Operating Officer and Natalie Prowse, our Chief Technology Officer. Our business may be adversely affected if the services of any of our key personnel became unavailable to us. Although several of our key management personnel, including Messrs. Stanton, Richards and Prowse, have entered into employment agreements with us, there is a risk that these individuals will not continue to serve for any particular period of time. While we have obtained a key person life insurance policy on the life of Mr. Stanton in the approximate amount of $3,000,000, this amount may not be sufficient to offset the loss of his services.

   Our business could be adversely affected if we are unable to protect our proprietary technologies. Our success depends to a significant degree upon the protection of our proprietary technologies and brand names. The unauthorized reproduction or other misappropriation of our proprietary technologies could provide third parties with access to our technologies without payment. If this were to occur, our proprietary technologies would lose value and our business, results of operations and financial condition could be materially adversely affected.

     We rely upon a combination of copyright, trade secret and trademark laws and non-disclosure and other contractual arrangements to protect our proprietary rights. The steps we have taken to protect our proprietary rights, however, may not be adequate to deter misappropriation of proprietary information or protect us if misappropriation occurs. Policing unauthorized use of our technologies and other intellectual property is difficult, particularly because of the global nature of the Internet. We may not be able to detect unauthorized use of our proprietary information and take appropriate steps to enforce our intellectual property rights. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk.

   Others could claim that we infringe upon their proprietary technologies. Our products, services, content and brand names may be found to infringe valid copyrights, trademarks or other intellectual property rights held by third parties. In the event of a successful infringement claim against us and our failure or inability to modify our technologies or services, develop non-infringing technology or license the infringed or similar technology, we may not be able to offer our services. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing arrangements, modify our technologies or services or prevent us from using important technologies or services, any of which could damage our business and financial condition.

   We may become subject to burdensome government regulation which could increase our costs of doing business, restrict our activities and/or subject us to liability Uncertainty and new regulations relating to the Internet could increase our costs of doing business, prevent us from delivering our services, slow the growth of the Internet or subject us to liability, any of which could adversely affect our business and prospects. In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. There are currently few laws and regulations directly governing access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, the legal and regulatory environment that pertains to the Internet is uncertain and continues to change. New and existing laws may cover issues which include:

   o     user privacy;
   o     pricing controls;
   o     consumer protection;
   o     libel and defamation;
   o     copyright and trademark protection;
   o     characteristics and quality of services;
   o     sales and other taxes; and
   o     other claims based on the nature and control of Internet materials.

   Computer viruses or software errors may disrupt operations, subject us to a risk of loss and/or expose us to liability. Computer viruses may cause our systems to incur delays or other service interruptions. In addition, the inadvertent transmission of computer viruses or software errors in new services or products not detected until after their release could expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized or if errors are detected in our software after it is released, our reputation could be materially damaged and we could lose clients.

   We may experience reduced revenue, loss of clients and harm to our reputation in the event of system failures. We may experience reduced revenue, loss of clients and harm to our reputation in the event of unexpected network interruptions caused by system failures. Our servers and software must be able to accommodate a high volume of traffic. We have experienced minor system interruptions in the past, and we believe that system interruptions will continue to occur from time to time in the future. If we are unable to add additional software and hardware to accommodate increased demand, we could experience unanticipated system disruptions and slower response times. Any catastrophic failure at our network operations center could prevent us from serving our clients for a number of days, or possibly weeks, and any failure of our Internet service provider may adversely affect our network's performance. Our clients may become dissatisfied by any system failure that interrupts our ability to provide our services to them or results in slower response times. Our business interruption insurance may not adequately compensate us for any losses that may occur due to any failures in our system or interruptions in our services.

   Breaches of our network security could be costly. If unauthorized persons penetrate our network security, they could misappropriate proprietary information or cause interruptions in our services. We may be required to spend capital and resources to protect against or to alleviate these problems. In addition, because we host data for our clients, we may be liable to any of those clients that experience losses due to our security failures. As a result, security breaches could have a material adverse effect on our business and the value of our shares.

   Our business depends on Internet service providers to provide satisfactory service to our clients to enable them to use our services and access job seeker candidates on-line. Failure of Internet service providers or on-line service providers to provide access to the Internet to our clients and job seekers would prevent them from accessing our Web site, which would cause our business to suffer. Many of the Internet service providers, on-line service providers and other Web site operators on which we depend have experienced significant service slowdowns, malfunctions, outages and capacity limitations. If users experience difficulties using our services due to the fault of third parties, our reputation could be harmed.

   Our business depends on the development and maintenance of the Internet infrastructure. We cannot assure you that the Internet infrastructure will continue to effectively support the demands placed on it as the Internet continues to experience increased numbers of users, greater frequency of use or increased bandwidth requirements of users. In the past, the Internet has experienced a variety of outages and other delays. Any future outages or delays could affect the willingness of employers to use our on-line recruitment offerings and of job seekers to post their resumes on the Internet. If any of these events occur, our business, results of operations and financial condition could be materially adversely affected.

   The existence of registration rights could depress the market for our common shares. We have granted registration rights with respect to 3,671,540 shares held by affiliates. These rights become exercisable in December of 2000. These registration rights are discussed in the "Description of Common Shares -- Registration Rights" section of our prospectus which was filed with the Securities and Exchange Commission in December of 1999. We also have granted registration rights to the underwriter for the common shares issuable upon exercise of the underwriter's warrants. These registration rights are described in the "Underwriting" section of the prospectus. We cannot predict the effect, if any, that sales of these additional securities or the availability of these additional securities for sale will have on the market prices prevailing from time to time.


ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
------------------------------------------------------------------


   We are primarily exposed to market risks associated with fluctuations in interest rates and foreign currency exchange rates.

INTEREST RATE RISKS
-------------------

   Our exposure to interest rate fluctuations relates primarily to our short-term investment portfolio and our bank credit. We invest our surplus cash in an investment trust established by a Canadian chartered bank. The investment consists of various short-term, low-risk instruments, and can be withdrawn without penalty at any time. The interest income from these investments is subject to interest rate fluctuations which our management believes will not have a material impact on the financial position of our company.

   We have loans outstanding from a Canadian chartered bank. The remaining balance at May 31, 2000 was $102,917, and the loan bears interest at a rate of prime plus 3%. We also have a revolving line of credit, which bears interest at a rate of prime plus 3%, and is available to us in the amount of $300,000. At May 31, 2000, no amounts had been drawn on the line of credit.

   The impact on net interest income of a 100 basis point adverse change in interest rates for the fiscal year ended May 31, 2000 would have been less than $80,000.

FOREIGN CURRENCY RISK
---------------------

   We have net monetary asset and liability balances denominated in U.S. Dollars, including $3,386,711 of short-term investments. Our cash and cash equivalents are held in Canadian and U.S. dollars. As a result, fluctuations in the exchange rate of the U.S. dollar will impact our reported cash position. Since a significant portion of our short-term investments are denominated in U.S. dollars, a 10% adverse change in foreign exchange rates would result in a decrease in our reported cash and short-term investments balance of approximately $350,000.

ITEM 10. DIRECTORS AND OFFICER OF REGISTRANT
--------------------------------------------


EXECUTIVE OFFICERS AND DIRECTORS

The following table lists the names of and positions held by each executive officer and director of the Company:

NAME                      AGE    POSITION
----                      ---    --------
John Gerard Stanton       52     President, Chief Executive Officer and Chairman of the Board
Andrew Hinchliff          35     Vice President of North American Sales
Natalie Prowse            38     Chief Technology Officer
Jeffery  Potts            39     Chief Financial Officer
Kimberly Layne            37     Vice President of Marketing
Roderick Bryden           59     Director
Matthew Ebbs              35     Director
John McLennan             54     Director


   John Gerard Stanton co-founded E-Cruiter in May 1996, and he has been our President, Chairman of the Board and Chief Executive Officer since our inception. In 1986, Mr. Stanton founded an out-placement services business, Drake Beam Morin (Ottawa) Inc., which he operated until March 1998. From 1985 to 1989, he operated Stanton and Associates, a regional executive search firm that specialized in high technology searches. From 1978 to 1984, Mr. Stanton was Vice President of Human Resources for Mitel Corporation, a company that designs and sells telecommunications equipment and semiconductor devices. Mr. Stanton received his Bachelor of Arts from Carleton University in 1972.

   Andrew Hinchliff recently joined us as our Vice President, North American Sales. He was previously employed by Dell Computer Corporation from September, 1997 to November 2000 where he recently held the position of Manager for Canada, Preferred Accounts, Dell Canada. From March 1997 to July 1997, Mr. Hinchliff worked for Minacs doing call centre consulting. Prior to Minacs, he was the national account manager at Sprint Canada from March to December 1996 and from 1993 to 1995, he was the Director of Sales for Telroute Communications Inc. Mr. Hinchliff received his Honours Bachelor of Arts degree in Economics from the University of Toronto in 1988.

   Natalie Prowse has been our Chief Technology Officer since August, 2000. Prior to joining us, Ms. Prowse was the President of NetFacet Computing Inc., a consulting services company focussing on Web software development, which she founded in April 1999. From November 1997 to April 1999, Ms. Prowse was the Canadian Senior Internet Solutions Architect for Digital Equipment Corporation which became Compaq Canada. From November 1994 to October 1997, Ms. Prowse worked for JetForm Corporation , where her most recent position with JetForm Corporation was working in the Advanced Solutions Group within JetForm Consulting Services. Ms. Prowse graduated from the British Columbia Institute of Technology, Computer Systems program in 1983.

   Jeffery Potts has been our Chief Financial Officer since November 1997. Mr. Potts joined us in August 1997 and is in charge of our financial and administrative affairs. From 1989 to August of 1997, Mr. Potts was employed by Atomic Energy of Canada Limited, a global company that designs, sells and installs nuclear power systems and research reactors, most recently as its Director of Internal Audit. He received his Bachelor of Commerce with high honors from Carleton University in 1985. Mr. Potts articled with Arthur Andersen and Company and earned his Chartered Accountant designation in 1988.

   Kimberly Layne has been with the company since May 1999. From January 1994 to May 1999, Ms. Layne was employed by Necho Systems Corp, a Web-based software company, where she assisted in the development and delivery of enterprise software application to the Canadian and U.S. marketplace. From October 1992 to January 1994, Ms. Layne was employed by Rider BTI, where she was a member of a small strategic team that developed automated expense report processing services.

   Roderick Bryden has been a member of our board since November 1997. In April 1996, Mr. Bryden co-founded World Heart Corporation and currently serves as its Chairman and Chief Executive Officer. Mr. Bryden is also the majority owner, Chairman of the Board and Governor of the Ottawa Senators hockey club, a member of the National Hockey League. In 1974, Mr. Bryden founded SHL Systemhouse, Inc., with seven senior information systems professionals. SHL Systemhouse, Inc. became a leading computer integration company with over 3,000 employees and Mr. Bryden was President and Chairman of SHL Systemhouse Inc. until June of 1991. Mr. Bryden received his Bachelor of Arts from Mount Allison University in 1962, his Bachelor of Laws from the University of New Brunswick in 1965 and his Master of Laws from the University of Michigan in 1966.

   Matthew Ebbs has been a member of our board since October 1999. Presently, Mr. Ebbs is the Chairman, Chief Executive Officer and a director of LuxurySquare.com Corporation, an electronic business and online catalogue company. Since January 1998, Mr. Ebbs has been a member of Perley-Robertson, Hill & McDougall, our Canadian legal counsel. From February 1993 to December 1997, Mr. Ebbs was a lawyer at the firm of Ebbs and Ebbs. Mr. Ebbs received a Bachelor of Arts from Carleton University in 1987 and his Bachelor of Laws from the University of Ottawa in 1990.

   John McLennan has been a member of our board since November 1997. Presently, Mr. McLennan is Vice Chairman and Chief Executive Officer of AT&T Canada. He is a director of the following public companies: Hummingbird Communications Ltd., Leitch Tech Corp., MDSI Mobile Data Solutions Inc. and Teletech Holdings Inc. He is also presently a director of Architel Systems Corporation, a private company and President of Jenmark Consulting Inc. From 1993 to October 1997, Mr. McLennan was President of Bell Canada. In 1994, Mr. McLennan became Bell Canada's Chief Executive Officer. From 1983 to 1993, Mr. McLennan held a number of principal positions for other telecommunications companies. Mr. McLennan received his Bachelor of Science from Clarkson University in 1968 and his Master of Sciences from Clarkson University in 1969.


ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS
-----------------------------------------------

   During the last three fiscal years ended May 31 we compensated our officers as set out in the table below. Compensation includes salary, health care benefits and, where applicable, bonuses, parking, car allowances and professional accounting and tax services

                                Fiscal 1998              Fiscal 1999              Fiscal 2000
                                -----------              -----------              -----------
                             Salary      Other       Salary        Other       Salary      Other
John Gerard Stanton          $ 96,000    $ 12,625    $ 120,000     $ 12,434   $ 120,000    $ 25,175
Evelyn Ledsham (1)                n/a         n/a       85,000        2,430      97,000      20,896
Rajesh Rao (2)                    n/a         n/a       90,000        2,830      97,000      13,354
Jeff Potts                     85,000       2,352       85,000        3,266      97,000       4,182
Kimberly Layne                    n/a         n/a       85,000          141      97,000       3,545


   (1) Evelyn Ledsham was our Vice President of Sales. She discontinued employment with E-Cruiter.com Inc. on August 25th, 2000. Andrew Hinchliff, formerly employed by Dell Canada, joined us as Vice President Sales on November 6th, 2000.

   (2) Rajesh Rao was our Vice President of Research and Development. He discontinued employment with E-Cruiter.com Inc. on June 13, 2000. Natalie Prowse, former owner and president of NetFacet Computing, joined us as Chief Technology Officer on August 16th, 2000.


   We do not provide cash compensation to our directors. Our directors who are not employees, are eligible to be reimbursed for their reasonable expenses incurred in attending meetings of the board of directors and its committees. During fiscal 2000, however, we did not pay any amounts to our directors for expenses incurred in attending meetings.

   Our officers and directors are eligible to receive stock options, pursuant to our stock option plans, to purchase common shares. During the last three fiscal years we granted the following options to our directors and officers.

                                            FISCAL 1998             FISCAL 1999               FISCAL 2000
------------------------------------- ----------- ----------- ------------ ----------- ----------- ------------
                                      Number of   Exercise     Number of   Exercise    Number of    Exercise
                                       Options      Price       Options      Price      Options       Price
------------------------------------- ----------- ----------- ------------ ----------- ----------- ------------
John Gerard Stanton                       -           -            -           -         60,000     US $6.00
------------------------------------- ----------- ----------- ------------ ----------- ----------- ------------
Evelyn Ledsham(1)                         -           -         43,386       $2.30         -            -
------------------------------------- ----------- ----------- ------------ ----------- ----------- ------------
Rajesh Rao(2)                             -           -         32,540       $2.30         -            -
------------------------------------- ----------- ----------- ------------ ----------- ----------- ------------
Jeff Potts                              21,693      $2.30       21,693       $2.30         -            -
------------------------------------- ----------- ----------- ------------ ----------- ----------- ------------
Kimberly Layne                            -           -          8,677       $8.07         -            -
------------------------------------- ----------- ----------- ------------ ----------- ----------- ------------
Roderick Bryden                         21,693      $2.30       10,847       $2.30         -            -
------------------------------------- ----------- ----------- ------------ ----------- ----------- ------------
John McLennan                           21,693      $2.30       23,863       $2.30         -            -
------------------------------------- ----------- ----------- ------------ ----------- ----------- ------------
Matthew Ebbs                              -           -            -           -           -            -
------------------------------------- ----------- ----------- ------------ ----------- ----------- ------------
                              Totals    65,079        -         141,006        -         60,000         -
------------------------------------- ----------- ----------- ------------ ----------- ----------- ------------


   (1) Evelyn Ledsham discontinued employment with E-Cruiter.com Inc on August 25th, 2000. Andrew Hinchliff, formerly employed by Dell Canada, joined us as Vice President Sales on November 6th, 2000.

   (2) Rajesh Rao discontinued employment with E-Cruiter.com Inc on June 13, 2000. Natalie Prowse, former owner and president of NetFacet Computing, joined us as Chief Technology Officer on August 16th, 2000.

   On June 24, 1999, we granted non-plan options to Sandra Bryden, the spouse of our director Roderick Bryden, to purchase, on or before June 24, 2001, 21,693 common shares at a price of $2.30 per share. We granted these options to Ms. Bryden in consideration for Mr. Bryden's services to us as a director.



ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES
-----------------------------------------------------------------------

1997 OPTION PLAN

   In April 1997, we established an option plan for our directors and employees. The intention of this plan was to develop interest in E-Cruiter.com Inc. and to provide an incentive to eligible employees and directors to help us grow and develop.

   Eligibility for participation in this plan is limited to our employees and directors. The number of shares that may be optioned is determined from time to time by our board of directors. The plan provides that the option price is to be fixed by the directors from time to time, but may not be lower than the fair market value of the underlying common shares on the date of grant. The options will expire five years after their grant, and unless otherwise determined by the directors, awards will vest one-third each year. In some cases, the directors may deem it appropriate to accelerate the vesting period of the options. All options under this plan are non-assignable and terminate 180 days after the death, disability or retirement of a participant. In addition, all options under this plan expire upon the termination of the employee's employment or services other than for reason of death, disability or retirement, except that the options which have vested may be exercised within 60 days following the date of termination.

   During our fiscal year ended May 31, 2000, 3 individuals exercised options to purchase 6,508 common shares. As of August 31, 2000, 393,240 options granted under the plan were outstanding and the exercise price of the options ranges from $2.30 (US $1.54) to $8.99 (US $6.00). No additional options will be granted under this plan.

  1999 OPTION PLAN

   In October 1999, we established a new option plan for our directors and employees. The intention of this plan is to develop an interest in E-Cruiter.com Inc. and to provide an incentive to eligible employees and directors to help us grow and develop.

   Eligibility for participation in the plan is limited to our employees and directors. For any United States directors and employees, the common shares to be optioned will be designated, at the date of grant, as either incentive stock options or non-qualified stock options. An incentive stock option is an option granted under the plan, which is designated as such and meets the definition of section 422 of the U.S. Internal Revenue Code of 1986. To meet the definition of section 422, the individual, at the time the option is granted, cannot own more than ten percent of all classes of our voting shares, unless the exercise price of the option is equal to at least 110% of the fair market value of the underlying common shares. A non-qualified stock option is an option granted under the plan, which is designated as such and does not constitute an incentive stock option within the meaning of section 422 of the U.S. Internal Revenue Code.

   The number of common shares that may be optioned at any time will be determined from time to time by our Audit Committee. The plan provides that the Audit Committee will fix the terms of the option and the option price, but the option price may not be lower than the fair market value of the underlying common shares on the date of grant of the option. The options will expire five years after their grant, and unless otherwise determined by the Audit Committee, awards will vest one-third each year. In some cases, the Audit Committee may deem it appropriate to accelerate the vesting period of the options. Options issued under the plan will be non-transferable and terminate 180 days after the death, disability or retirement of a participant. Unless otherwise determined by the Audit Committee, if a participant's employment or services terminate for any reason other than death, disability or retirement, any options held by the participant will terminate, except that vested options will be exercisable for 60 days after the termination date.

    We have reserved 250,000 common shares for issuance upon exercise of options granted under this plan. As of August 31, 2000, 249,142 options granted under this plan were outstanding and the exercise price of the options ranges from $4.81 (US $3.21) to $11.68 (US $7.80).

   At our shareholders meeting on October 4th, 2000, we received approval to increase the number common shares reserved for issuance under the 1999 Option Plan to 1,150,000 shares.


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
-------------------------------------------------------

   E-Cruiter.com Inc. has entered into a contract with SC Stormont Corporation, a company controlled by one of our directors, Roderick Bryden. The key terms of the contract are as follows:

o  Contract executed March 6, 2000;
o  For financial and business advisory services;
o Monthly retainer of $28,333 per month for the first three months reduced to $15,000 per month until the contract is terminated: Success fees payable in cash or in treasury stock for capital or major transactions;
o E-Cruiter.com Inc. or SC Stormont Corporation may terminate the contract with 30 days prior written notice.



                                     PART II
                                     =======

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED
---------------------------------------------------

    Not applicable.


                                    PART III
                                    ========

ITEM 15. DEFAULTS UPON SENIOR SECURITIES
----------------------------------------

    Not applicable.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES
-----------------------------------------------------------------------------
AND USE OF PROCEEDS
-------------------

USE OF PROCEEDS.

(1) The effective date of the Securities Act registration statement for which the use of proceeds information is being disclosed in this Item 16 is December 6, 1999 and the Commission file number assigned to such registration statement is 333-87537.

(2) The offering was commenced after filing of the registration statement with the Commission on September 22, 1999.

(3)-(4) The offering has terminated and all securities offered pursuant to the offering were sold. The name of the managing underwriter for the offering is Whale Securities Co., L.P. The title of the securities registered is common shares, without par value. The aggregate number of common shares registered was 2,817,500, including 367,500 shares which the underwriter had the option to purchase to cover over-allotments and of which it actually purchased 301,157 shares; the initial public offering price was US$6.00 per share; the aggregate price of the offering amount registered was US$16,905,000; the aggregate amount sold for the account of E-Cruiter.com Inc. was US$15,715,914 and the aggregate amount sold for the account of selling shareholders was US$791,028.

The actual expenses incurred for the issuer's account in connection with the issuance of the securities registered were as follows:
         Underwriting discounts and commissions      US$ 1,388,239
         Expenses paid to/for underwriters           US$   471,477
         Professional fees                           US$   431,111
         Other expenses                              US$   194,627



The net offering proceeds to E-Cruiter.com Inc. after deducting the total expenses described above were $19,498,569 (US$13,230,460).

The amount of net offering proceeds used from December 6, 1999 to May 31, 2000 is as follows (figures are approximate amounts):

o  purchase and installation of computer equipment and software                  $    660,000

o  repayment of indebtedness to principal stockholder, Paul Champagne            $  1,336,898

o  working capital                                                               $    345,000

o  temporary investments consist of funds that hold short-term bonds, commercial $ 13,597,509 paper and other short term paper that are issued by Canadian federal or provincial governments of corporations or banks having high credit ratings.

o  Marketing and advertising                                                     $  1,175,000

o  Hiring of additional employees ( 29 total)                                    $    305,000

o  Cash consumed in other operating activities                                   $  2,080,000


                                     PART IV
                                     =======

ITEM 17. FINANCIAL STATEMENTS
-----------------------------



    Not applicable.


ITEM 18 FINANCIAL STATEMENTS
----------------------------


    See Item 19.


ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS
------------------------------------------

(A) LIST OF FINANCIAL STATEMENTS:
    ----------------------------

Statement of Management Responsibility......................................................   F-1
Auditors' Report to Shareholders of E-Cruiter.com Inc.                                         F-2
Consolidated Balance Sheets at May 31, 1999 and 2000........................................   F-3
Consolidated Statements of Earnings and Retained Earnings for the Three Years Ended
         May 31, 1998, 1999 and 2000 .......................................................   F-4
Consolidated Statements of Cash Flows for the Three Years Ended
         May 31, 1998, 1999 and 2000........................................................   F-6
Notes to Consolidated Financial Statements..................................................   F-7





(B) LIST OF EXHIBITS:
    ----------------



     2.1 Lease Agreement between Registrant and RT Twenty-Second Pension Properties Limited, dated March 21, 2000.

     2.2 Agreement between Registrant and SC Stormont Corporation for the provision of financial and business advisory services to Registrant.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

   E-Cruiter.com's management is responsible for the preparation and presentation of the consolidated financial statements and all the information in this annual report. The consolidated financial statements were prepared by management in accordance with accounting principles generally accepted in Canada. Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this annual report has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of E-Cruiter.com.

   Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the company's assets are appropriately accounted for and adequately safeguarded.

   The company's Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside directors. The committee meets periodically with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its finding to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

   The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with auditing standards on behalf of the shareholders. The Auditors' Report outlines the nature or the examination and their opinion on the consolidated financial statements of the company. The independent auditors have full and unrestricted access to the Audit Committee.


/s/ Jeff Potts                     /s/ John Gerard Stanton
------------------                 ----------------------------
Jeff Potts                         John Gerard Stanton
Chief Financial Officer            President and Chief Executive Officer

June 23, 2000



AUDITORS' REPORT
TO THE SHAREHOLDERS OF E-CRUITER.COM INC.

We have audited the consolidated balance sheets of E-CRUITER.COM INC. as at May 31, 2000 and 1999 and the consolidated statements of loss, shareholders' equity (deficit) and cash flows for the years ended May 31, 2000, 1999 and 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2000 and 1999 and the results of its operations and its cash flows for the years ended May 31, 2000, 1999 and 1998 in accordance with Canadian generally accepted accounting principles.




/s/ PricewaterhouseCooper LLP
---------------------------------------
PricewaterhouseCooper LLP
CHARTERED ACCOUNTANTS
OTTAWA, CANADA

                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31

(CANADIAN DOLLARS)                                                                             1999                   2000
ASSETS
CURRENT ASSETS
Cash and cash equivalents  (note 3)                                                       $  1,505,782        $      246,998
Short-term investments (note 3)                                                                      -            13,597,509
Accounts receivable, net of allowance for doubtful accounts of $50,000 (1999 -
      $20,000)                                                                                 211,757               718,862
Prepaid expenses                                                                               101,700               482,957
Other receivables                                                                               68,904                65,253
                                                                                      -----------------------------------------

                                                                                             1,888,143            15,111,579
DEFERRED COSTS                                                                                       -                83,040
CAPITAL ASSETS (note 4)                                                                        288,067               988,341
                                                                                      -----------------------------------------

                                                                                          $  2,176,210          $ 16,182,960
                                                                                      =========================================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
Trade accounts payable and accrued liabilities                                           $     411,159         $     807,345
Accrued compensation                                                                            65,650               223,609
Accrued debt issue costs                                                                       330,000                     -
Deferred revenue                                                                               323,469             1,133,840
Current portion of long-term obligations (note 5)                                               84,173               145,184
Convertible promissory notes - debt component  (note 6)                                      2,162,063                     -
                                                                                      -----------------------------------------

                                                                                             3,376,514             2,309,978
LONG-TERM OBLIGATIONS (note 5)                                                                  40,000                42,219
                                                                                      -----------------------------------------

                                                                                             3,416,514             2,352,197
                                                                                      -----------------------------------------

COMMITMENTS (note 5)

SHAREHOLDERS' EQUITY (DEFICIT)
Common shares  - issued and outstanding - 7,701,628 (1999 - 3,857,479) (note
      2a)                                                                                    3,541,040            26,045,606
Convertible promissory notes - equity component (note 6)                                       135,096                     -
Deficit                                                                                     (4,916,440)          (12,214,843)
                                                                                      -----------------------------------------

                                                                                            (1,240,304 )          13,830,763
                                                                                      -----------------------------------------

                                                                                          $  2,176,210          $ 16,182,960
                                                                                      =========================================

                           Signed on behalf of the Board

/s/ Matthew Ebbs                            /s/ Roderick Bryden
----------------------------                ---------------------------
Matthew Ebbs                                Roderick Bryden
Director                                    Director

                         CONSOLIDATED STATEMENTS OF LOSS
                           FOR THE YEARS ENDED MAY 31,

                                                                         1998                  1999                 2000
(CANADIAN DOLLARS)
REVENUE                                                        $      870,003         $   1,399,557        $   1,752,730

COST OF REVENUE                                                       386,391               848,769            1,624,770
                                                             --------------------------------------------------------------

GROSS PROFIT                                                          483,612               550,788              127,960
                                                             --------------------------------------------------------------

EXPENSE
Selling                                                               652,118               818,601            1,625,434
Marketing                                                             817,291               612,796            2,014,684
General and administrative                                            349,161               619,265            1,401,991
Research and development                                              510,974               606,088            2,460,600
                                                             --------------------------------------------------------------

                                                                    2,329,544             2,656,750            7,502,709
                                                             --------------------------------------------------------------

OPERATING LOSS                                                     (1,845,932)           (2,105,962)          (7,374,749)


Interest and other income                                              18,543                16,311              767,499
Interest and other expense                                            (19,396)             (122,759)            (691,153)
                                                             --------------------------------------------------------------

NET LOSS FOR THE YEAR                                          $   (1,846,785)        $  (2,212,410)       $  (7,298,403)
                                                             ==============================================================



BASIC AND FULLY DILUTED LOSS PER COMMON SHARE                  $        (0.58)        $       (0.57)       $       (1.29)
                                                             ==============================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
      DURING THE YEAR                                               3,191,297             3,854,579            5,649,783
                                                             ==============================================================


            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                           FOR THE YEARS ENDED MAY 31,

(CANADIAN DOLLARS)                                                                                                           TOTAL
                                            NUMBER OF                                                                 SHAREHOLDERS'
                                               COMMON                       CONVERTIBLE            ACCUMULATED              EQUITY
                                               SHARES      COMMON SHARES    PROMISSORY NOTES           DEFICIT            (DEFICIT)
Balance as at May 31, 1997                  2,628,561     $    1,083,530   $               -    $      (857,245)$          226,285
Issuance of shares                            813,494          1,500,010                   -                  -          1,500,010
Redemption of shares                           (5,423)           (12,500)                  -                  -            (12,500)
Net loss for the year                               -                  -                   -         (1,846,785)        (1,846,785)
                                      ---------------------------------------------------------------------------------------------

Balance as at May 31, 1998                  3,436,632          2,571,040                   -         (2,704,030)          (132,990)
Issuance of shares                            433,863          1,000,000                   -                  -          1,000,000
Redemption of shares                          (13,016)           (30,000)                  -                  -            (30,000)
Issuance of convertible promissory
   notes -equity component                          -                  -             135,096                  -            135,096
Net loss for the year                               -                  -                   -         (2,212,410)        (2,212,410)
                                      ---------------------------------------------------------------------------------------------

Balance as at May 31, 1999                  3,857,479          3,541,040             135,096         (4,916,440)        (1,240,304)
Issuance of shares                          2,625,828         19,556,067                   -                  -         19,556,067
Issuance of shares through exercise
   of options                                   6,508             15,005                   -                  -             15,005
Conversion of convertible promissory
   notes                                    1,211,813          2,933,494            (135,096)                 -          2,798,398
Net loss for the year                               -                  -                   -         (7,298,403)        (7,298,403)
                                      ---------------------------------------------------------------------------------------------

Balance as at May 31, 2000                  7,701,628     $   26,045,606   $               -     $  (12,214,843)   $    13,830,763
                                      =============================================================================================



                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31,

(CANADIAN DOLLARS)
                                                                           1998                   1999                  2000
CASH FLOWS FROM (USED IN)
OPERATING ACTIVITIES
Net loss for the year                                           $    (1,846,785)       $    (2,212,410)      $    (7,298,403)
Amortization of capital assets                                          122,484                117,150               368,937
Non-cash interest on convertible promissory notes                             -                104,238               581,335
Net change in operating components of working capital
           (note 10)                                                    165,583                 20,835               451,440
                                                               ----------------------------------------------------------------

                                                                     (1,558,718)            (1,970,187)           (5,896,691)
                                                               ----------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                                              (97,413)              (105,588)             (927,035)
Purchase of short-term investments                                            -                      -           (19,756,000)
Sale of short-term investments                                                -                      -             6,158,491
Purchase of other long-term assets                                            -                      -               (83,040)
Advance to related company (note 7)                                    (106,083)                     -                     -
Repayment of advance to related company                                 106,083                      -                     -
                                                               ----------------------------------------------------------------

                                                                        (97,413)              (105,588)          (14,607,584)
                                                               ----------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from share issuance                                          1,500,010              1,000,000            23,164,437
Costs relating to share issuance                                              -                      -            (3,665,868)
Proceeds from exercise of options                                             -                      -                15,005
Redemption of shares                                                    (12,500)               (30,000)                    -
Proceeds from issuance of convertible promissory notes                        -              2,600,000                     -
Costs relating to issuance of convertible promissory notes                    -                (72,079)             (275,000)
Proceeds from shareholder loan                                                -                      -             1,300,000
Repayment of shareholder loan                                                 -                      -            (1,300,000)
Proceeds from small business loan                                       100,000                      -               190,000
Repayment of small business loan                                              -                (50,000)             (137,083)
Capital lease payments                                                  (34,195)               (55,603)              (46,000)
                                                               ----------------------------------------------------------------

                                                                      1,553,315              3,387,318            19,245,491
                                                               ----------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       (102,816)             1,311,543            (1,258,784)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                           297,055                194,239             1,505,782
                                                               ----------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                        $         194,239       $     1,505,782      $        246,998
                                                               ----------------------------------------------------------------

SUPPLEMENTARY CASH FLOW INFORMATION:
Purchase of capital assets under capital lease                          (100,822)              (63,149)              (56,313)
Proceeds from capital leases                                             100,822                63,149                56,313
Interest paid                                                            (17,332)              (20,313)              (64,871)


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 1998, 1999 AND 2000

(CANADIAN DOLLARS)

1.   NATURE OF OPERATIONS

     E-Cruiter.com Inc. (the "Company") provides Internet-based recruiting services to companies of all sizes. The Company began business in the Ottawa, Ontario market in May 1996 and introduced the first commercial version of its services in August 1997.

2.   SIGNIFICANT ACCOUNTING POLICIES

     A)   BASIS OF PRESENTATION

          These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian "GAAP") and include the accounts of E-Cruiter.com Inc. and its wholly-owned subsidiaries. These principles also conform in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as described in Note 14.

          Prior to October 1999, the share capital of the Company consisted of authorized Class A, B, and C common shares and Class A, B, C and D special shares of which Class A common and Class D special shares were issued. All per share amounts and number of common shares in these consolidated financial statements, for all periods prior to October 1999, have been restated to give retroactive effect to the filing of the Company's Articles of Amendment.

     B)   USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

     C)   CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

          Cash equivalents and short-term investments are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are defined as highly liquid investments with terms to maturity at acquisition of three months or less. Short-term investments are defined as highly liquid investments with terms to maturity of one year or less. All cash equivalents and short-term investments are classified as available for sale.

     D)   INVESTMENT TAX CREDITS

          Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured and are applied to reduce the related research and development capital costs and expenses in the year.

     E)   CAPITAL ASSETS

          Capital assets are recorded at cost. Amortization is based on the estimated useful life of the asset and is recorded as follows:

            Furniture, equipment and leaseholds       20% declining balance
            Office equipment                          33% declining balance
            Computers and software                    60% declining balance

     F)   INCOME TAXES

          The Company uses the asset and liability method of accounting for the tax effect of temporary differences between the carrying amount and the tax basis of the Company's assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the company's income taxes payable for the year or a later period.

          Future income taxes are recorded at the income tax rates which are expected to apply when the future tax liability is settled or the future tax asset is realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized. Income tax expense consists of the income taxes payable for the period and the change during the period in future income tax assets and liabilities.

     G)   FINANCING ISSUE COSTS

          Issue costs of convertible debt instruments are allocated between the debt and equity components of the instruments in the same ratio as the gross proceeds. These costs are netted against the proceeds and the portion allocated to the debt component is amortized against earnings over the term of the instruments.

     H)   CAPITAL STOCK

          Capital stock is recorded as the net proceeds received on issuance after deducting all share issue costs.

     I)   STOCK-BASED COMPENSATION

          The Company has two stock-based compensation plans as described in
          Note 9. No compensation expense is recognized when shares or stock options are issued to employees. The consideration paid by employees on the exercise of stock options or purchase of shares is credited to share capital. If share or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the shares or stock options cancelled is charged to retained earnings.

     J)   REVENUE RECOGNITION

          E-Cruiter Enterprise subscription contracts are recognized ratably over the term of the contract. E-Cruiter Enterprise and E-Cruiter Express Internet posting services are recognized ratably over the period of posting. Other client services are recognized as services are provided.

     K)   RESEARCH AND DEVELOPMENT COSTS

          The Company expenses all research costs as incurred. Development costs are expensed in the year incurred unless a development project meets the criteria under Canadian GAAP for deferral and amortization. No amounts have been capitalized to date.


3.   CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The Company's cash equivalents of $1,000,000 as at May 31, 1999 consist of guaranteed investment certificates of a Canadian chartered bank. The company's short-term investments of $13,597,509 as at May 31, 2000, which include $3,386,711 denominated in United States dollars, consist of units in an investment trust established by a Canadian chartered bank. The investment consists of various short-term, low-risk instruments. Monies held in this trust can be withdrawn without penalty at any time. These cash equivalents and short term investments represent the Company's only significant concentration of credit risk. 4.

4.   CAPITAL ASSETS

                                                1999                                    2000
                                        -------------------    ----------------------------------------------------------------


                                                                                          ACCUMULATED
                                                     NET                  COST           AMORTIZATION                    NET
      Furniture, equipment and
            leaseholds                       $    10,127       $         17,361      $           7,146      $         10,215
      Office equipment                            26,263                102,882                 55,510                47,372
      Computers and software                     251,677              1,518,401                587,647               930,754
                                        ---------------------------------------------------------------------------------------

                                              $  288,067        $     1,638,644       $        650,303      $        988,341
                                        =======================================================================================


     As at May 31, 1999 accumulated amortization was $281,368. As at May 31, 2000 capital assets include net assets under capital lease of $76,505 (1999
     - $81,573) net of accumulated amortization of $144,503 (1999 - $83,122).

5.   LONG-TERM OBLIGATIONS AND OTHER COMMITMENTS

     The Company obtained $100,000 in 1998 and a further $190,000 in 2000 through a small business loan arrangement with a Canadian chartered bank to finance the purchase of certain capital assets. The balance of the loan at May 31, 2000 was $102,917 (1999 - $50,000). Under the agreement, the principal is repaid over a 24-month period and interest is accrued at the rate of prime plus 3%. Assets financed by the loans are pledged as collateral.

     As at May 31, 2000 capital lease obligations totalled $84,486 (1999 - $74,173) including the current portion of $50,184 (1999 - $34,173). The leases are for office equipment, computers and software and bear interest at rates varying from 12.3% to 27.0% per annum, and mature at varying times from June 2000 to June 2003.

     As at May 31, 2000, the Company has a letter of credit outstanding in the amount of $300,000 relating to an office lease that commences in October 2000.

     The Company has also committed to operating leases for its office facilities and vehicles. Future minimum payments for both operating and capital leases are as follows:

                                                 2001            2002               2003              2004              2005
      Operating leases                    $   569,900     $   414,600        $   270,700       $   267,700       $   281,900
      Capital leases
            Principal                          49,428          23,020              9,229                 -                 -
            Interest                           10,975           2,947                468                 -                 -
                                        ---------------------------------------------------------------------------------------

      Total payments                      $   630,303     $   440,567        $   280,397       $   267,700       $   281,900
                                        =======================================================================================


     Rent expense for the year ended May 31, 2000 was $364,277 (1999 - $207,085, 1998 - $134,858).

6.   CONVERTIBLE PROMISSORY NOTES

     In fiscal 1999, the Company issued 12% convertible promissory notes (the "Notes") with an original maturity date of January 22, 2000, that were convertible at any time at the Note holders' option into 0.434 common shares for every dollar of the face value plus accrued interest to the date of conversion without payment of additional consideration, the equivalent of $2.30 per share. The Company executed a general security agreement against all its assets as collateral for the Notes. The Notes were accounted for in accordance with their substance and were presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component was calculated as the present value of the required interest payments discounted at 25%, approximating the interest rate that would have been applicable to non-convertible debt at the time the Notes were issued. Interest expense was determined on the debt component as the amount necessary to increase the debt component to its face amount at maturity. The difference between the debt component and the face value of the Notes was classified as equity.

     In December 1999, the Company converted all of the convertible promissory notes outstanding into 1,211,813 common shares, resulting in an increase in share capital of $2,933,494, consisting of the debt and equity components of the convertible promissory notes plus accrued interest and amortization on the debt component.

7.   RELATED PARTY TRANSACTIONS

     The Company was charged $39,382 for office space and administrative services (1999 - $190,227, 1998 - $161,771) and $189,900 for research, development and other consulting services (1999 - $130,200, 1998 - $119,910) by companies controlled by shareholders of the Company. The Company was charged $nil (1999 - $50,200, 1998 - $47,520) for advertising and $78,333 (1999 - $nil, 1998 - $nil) for financial consulting services by companies controlled by a director of the Company. These transactions are in the normal course of operations and are measured at the exchange amount of consideration paid, which management believes approximates fair market value. As at May 31, 2000 and 1999, $52,133 and $nil respectively was payable to these related companies. During 1998 a related company was provided with a temporary advance in the amount of $106,083. The full amount, with interest, was repaid in March of 1998.

8.   INCOME TAXES

     The primary differences between the Company's statutory income tax rate and the Company's effective income tax rate are as follows:

                                                                          1998                  1999                2000
      Combined Canadian federal and provincial income tax
            rate                                                          44.6%                 44.6%               44.5%

      Income tax recovery based on combined Canadian
            federal and provincial rate                         $       824,000        $       948,000      $      3,250,000
      Permanent differences                                                   -                      -               381,000
      Non-deductible amounts                                             (4,000)                (5,000)               (8,000)
      Valuation allowance                                              (820,000)              (943,000)           (3,623,000)
                                                               ----------------------------------------------------------------

      Provision for income taxes                                $             -        $             -      $              -
                                                               ================================================================

     The income tax effects of the primary temporary differences affecting future income taxes are:

                                                                           1998                   1999                  2000

      Scientific research & experimental development
            expenses ("SR&ED")                                           57,000                 95,000               162,000
      Loss carry forwards                                              1,103,00              2,021,000             5,374,000
      Other                                                                   -                      -                50,000
                                                               ----------------------------------------------------------------
      Future income tax asset                                         1,160,000              2,116,000             5,586,000
      Valuation allowance                                            (1,160,000)            (2,116,000)           (5,586,000)
                                                               ----------------------------------------------------------------

      Net future income taxes                                   $             -        $             -      $              -
                                                               ================================================================

      The SR&ED expenditures can be carried forward indefinitely and applied to reduce income taxes otherwise payable in future years. The income tax loss carry forwards will expire beginning in the year 2004.

9.   SHARE CAPITAL

     A)   SHARE REORGANIZATION

          In October 1999, the Company filed Articles of Amendment to (i) create an unlimited number of a single class of common shares; (ii) convert the outstanding Class A common and Class D special shares into common shares on the basis of one Class A common share and one Class D special share into .216932 of a common share; (iii) cancel all authorized Class A, B and C common shares and Class A, B, C and D special shares; and (iv) convert all of the options to purchase Class D special shares into options to purchase the converted number of common shares at converted exercise prices. The holders of the common shares are entitled to one vote at meeting of shareholders for each common share held and to receive dividends as and when declared by the Board of Directors

     B)   EMPLOYEE STOCK OPTION PLAN

          The Company has two stock option plans. Under the terms of its 1997 employee and directors stock option plan, the "1997 Plan" the options to purchase common shares generally vest ratably over a period of three years and expire five years from the date of grant. The 1997 Plan provides that the number of options and the option exercise price are to be fixed by the Board of Directors, but the exercise price may not be lower than the fair value of the underlying common shares on the date of grant. The Board of Directors has the right to accelerate the vesting date for any options granted. In the event of a third party offer to acquire control of the Company that is accepted by a majority of the shareholders, any options that are not exercisable at that time, become fully exercisable.

          On October 22, 1999, the shareholders approved the 1999 Employee Stock Option Plan (the "1999 Plan") to replace the 1997 Plan. The 1999 Plan is similar to the 1997 Plan but includes provisions for directors and employees who reside in the United States.

          Options granted under the 1997 Plan will remain outstanding. No new options will be granted under that plan.

                                                   NUMBER OF   WEIGHTED AVERAGE
                                                     OPTIONS     EXERCISE PRICE

           Balance outstanding - May 31, 1997          39,048         $2.30

           Granted                                    154,672         $2.30
           Cancelled                                  (21,693)        $2.30
                                                   ------------

           Balance outstanding - May 31, 1998         172,027         $2.30

           Granted                                    351,972         $3.07
           Cancelled                                  (71,805)        $2.30
                                                   ------------

           Balance outstanding - May 31, 1999         452,194         $2.77

           Granted                                    232,522         $9.63
           Exercised                                   (6,508)        $2.30
           Cancelled                                 (106,908)        $6.09
                                                   ------------

           Balance outstanding - May 31, 2000         571,300         $5.05
                                                   ------------


      Stock options outstanding as at May 31, 2000 are set out below:
                                                                                    OPTIONS CURRENTLY EXERCISABLE
                                                                                    -----------------------------
             RANGE OF EXERCISE            NUMBER               WEIGHTED AVERAGE       NUMBER                WEIGHTED AVERAGE
                   PRICES               OUTSTANDING             REMAINING LIFE      EXERCISABLE              EXERCISE PRICE

           $2.30                               357,508                  3.27                186,096                $2.30
           $8.07                                 8,677                  3.96                  2,892                $8.07
           $8.98                               108,915                  4.22                  4,338                $8.98
           $10.85                               89,700                  4.68                      -                $ n/a
           $10.86 - 11.67                        6,500                  4.74                      -                $ n/a
                                   --------------------                       ----------------------

                                               571,300                  3.84                193,326                $2.52
                                   ====================                       ======================


          As at May 31, 2000, 131,023 common shares have been reserved for issuance upon the exercise of employee stock options for which no employee stock options were issued.

          During the year ended May 31, 2000, 21,693 options were granted outside the ESOP to the spouse of a director of the Company. These non-plan options, which are excluded from the table above, have an exercise price of $2.30 per share, vest immediately and expire two years from the date of grant.

     C)   EARNINGS PER SHARE

          For all of the years presented, fully diluted loss per share equals basic loss per share due to the anti-dilutive effect of employee stock options and convertible promissory notes. The following outstanding instruments could potentially dilute basic earnings per share in the future.

                                                                           1998                   1999                  2000

           Stock options                                                172,027                452,194               571,300
           Convertible promissory notes                                       -              1,141,328                     -
                                                               ----------------------------------------------------------------

           Potential increase in number of shares from
              dilutive instruments                                      172,027              1,593,522               571,300
                                                               ----------------------------------------------------------------

10.  NET CHANGE IN OPERATING COMPONENTS OF WORKING CAPITAL

                                                                              1998                  1999                  2000


      Accounts receivable                                         $       (309,808)       $      158,869      $       (507,105)
      Prepaid expenses                                                     (11,545)              (86,391)             (381,257)
      Investment tax credits                                                     -               (48,904)                3,651
      Trade accounts payable and accrued liabilities                       136,160               141,550               396,186
      Accrued compensation                                                  31,641                30,009               157,959
      Deferred revenue                                                     319,135               (38,469)              810,371
                                                                  ---------------------------------------------------------------

                                                                           165,583               156,664               479,805
      Amounts included in accounts payable at year end related
      to fixed asset purchases                                                   -              (135,829)              (85,861)

      Accounts payable settled through the issuance of shares                    -                     -                57,496
                                                                  ---------------------------------------------------------------

                                                                  $        165,583       $        20,835      $        451,440
                                                                  ---------------------------------------------------------------

11.  FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or concentrations of credit risks arising from these financial instruments other than as disclosed in note 3. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

12.  SEGMENTED INFORMATION

     In the opinion of management, the Company operates solely in the software industry and all of its sales consist of Web-centric recruiting products and related services. Accordingly, management has determined that it does not have any separately reportable business segments. To date the Company's operations, assets and substantially all of its sales have been in Canada.

13.  SALE OF CAREERBRIDGE

     On December 1, 1999, the Company sold its CareerBridge.com regional job board. As consideration for the sale, the Company received specific non-monetary benefits for a period of three years. These benefits include no-charge on-line advertising, preferential reseller terms, discounts on job postings, and no-charge access to the services provided by the Workopolis Web site operated by Thomson Canada Limited.

     Included in other income for the year ended May 31, 2000 is a gain on sale of $311,563 reflecting the fair value of no-charge and preferential services received. The fair value of the job posting discounts will be recognized in earnings in the quarter the postings are made.

14.  UNITED STATES ACCOUNTING PRINCIPLES

     The financial statements have been prepared in accordance with Canadian GAAP. These principles differ, as they affect the Company, in the following material respects from U.S. GAAP:

     A)   STATEMENTS OF LOSS

                                                                       YEAR ENDED         YEAR ENDED          YEAR ENDED
                                                                      MAY 31, 1998       MAY 31, 1999        MAY 31, 2000
      Net loss in accordance with Canadian GAAP                     $    (1,846,785)   $    (2,212,410)   $    (7,298,403)
      Compensation expense adjustment for options  issued below
            fair value (1)                                                        -           (125,947)          (702,682)
      Expense adjustment for convertible promissory notes with
            conversion price below the fair value of the shares
            (2)                                                                   -         (2,526,378)           440,417
                                                                   --------------------------------------------------------

      Net loss in accordance with U.S. GAAP                         $    (1,846,785)   $    (4,864,735)   $    (7,560,668)
                                                                   --------------------------------------------------------

      Basic and diluted loss per common share - U.S. GAAP           $         (0.58)   $         (1.26)   $          (1.34)
                                                                   --------------------------------------------------------

      Weighted average number of common shares outstanding during
            the year                                                      3,191,297          3,854,579          5,649,783
                                                                   --------------------------------------------------------


     B)   BALANCE SHEETS

                                                         MAY 31, 1999             MAY 31, 2000
      Total assets                                     $     2,176,210          $    16,182,960
                                                      ============================================

      Convertible promissory notes - debt (2)                2,630,616                        -
      Other current liabilities                              1,214,451                2,309,978
                                                      --------------------------------------------

                                                             3,845,067                2,309,978
      Long-term obligations                                     40,000                   42,219
                                                      --------------------------------------------

      Total liabilities                                      3,885,067                2,352,197
                                                      --------------------------------------------

      Capital stock                                          3,541,040               28,131,567
      Additional paid-in-capital (1) (2)                     2,318,868                  828,629
      Deficit (1) (2)                                       (7,568,765)             (15,129,433)
                                                      --------------------------------------------

      Shareholders' equity (deficit)                        (1,708,857)              13,830,763
                                                      --------------------------------------------

      Liabilities and shareholders' equity             $     2,176,210           $   16,182,960
                                                      ============================================

            (1) Under U.S. GAAP, the difference between the exercise price of options and the fair value of the underlying shares, which is assumed for US GAAP purposes to be the public offering price of US$6.00 per share for options granted prior to the Company's initial public offering, is accounted for as compensation and is charged against earnings over the vesting period of the options with a corresponding and equal amount recorded as paid-in-capital.

           (2) Under U.S. GAAP, the proceeds from convertible debt instruments that have non-detachable conversion features where the fair value of the underlying common shares exceeds the conversion price of the debt instrument ("beneficial conversion features") are allocated between the debt and the equity components of the instruments. The value of the beneficial conversion feature is measured by the excess of the fair value of the underlying shares over the conversion price up to, but not exceeding, the net proceeds received upon issuance of the convertible debt instruments. The value ascribed to the beneficial conversion feature is recorded as paid-in-capital. The discount resulting from the allocation of the proceeds is recognized as interest expense over the minimum period from the date of issuance to the date at which the debt holder can realize that return.

                  The Company has allocated all of the proceeds of the convertible promissory notes to paid-in-capital. The discount resulting from the allocation was expensed for US GAAP purposes upon issuance of the convertible promissory notes as they are immediately convertible at the Note holders' option.

     C)   SHARE BASED COMPENSATION

          The company has adopted the disclosure-only provision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123). Had compensation cost for options been determined based on the Black-Scholes option pricing model at the grant date as prescribed by SFAS 123, the Company would have reported a greater compensation expense related to these options than recorded under APB 25, increasing the Company's net loss as follows:

                                                                   YEAR ENDED              YEAR ENDED           YEAR ENDED
                                                                  MAY 31, 1998            MAY 31, 1999         MAY 31, 2000
           Net loss under U.S. GAAP                             $    (1,846,785)       $    (4,864,735 )    $     (7,560,668)
           Estimated incremental share based compensation
                 expense                                                (20,000)              (160,246)             (712,322)
                                                               ----------------------------------------------------------------

           Pro forma net loss                                   $    (1,866,785)       $    (5,024,981)     $     (8,272,990)
                                                               ----------------------------------------------------------------

           Pro forma basic loss per share                                 (0.58)                 (1.30)                (1.46)
                                                               ----------------------------------------------------------------


          The weighted average fair value of the options issued during the year ended May 31, 2000, as calculated using the Black-Scholes option pricing model, was $6.72 (1999 - $5.35, 1998 - $0.45). Of the options issued during the year ended May 31, 1999, 280,927 were issued with exercise prices below the fair value at the date of grant. The weighted average fair value of these options was $6.50 and the weighted average exercise price was $2.93. The remaining 71,045 options issued during the year ended May 31, 1999 were issued with exercise prices equal to fair value. The weighted average fair value of these options was $0.78 and the weighted average exercise price was $3.65.

          The fair value of each option granted during 1998 and 1999 is estimated on the date of the grant using the minimum value method while options issued during the year ended May 31, 2000 were valued using the Black-Scholes options pricing model at the date of grant. The following weighted average assumptions were used to determine the fair values:

                                                1998          1999       2000


           Expected option life, in years        4.5           4.5        3.5
           Risk free interest rate               5.0%          5.0%       5.0%
           Dividend yield                        nil           nil        nil
           Volatility rate                       nil           nil        100%


     D)   REVENUE RECOGNITION

          During the year ended May 31, 1999, the company adopted Statement of Position ("SOP") 97-2 "Software Revenue Recognition" and SOP 98-4 "Deferral of the Effective Date of a Provision of SOP 97-2" which provide guidance in recognizing revenue from software transactions. SOP 97-2 conforms with Canadian GAAP and the adoption of it did not have a material impact on the Company's results for the year ended May 31, 1999. In December 1998, SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions" was released. The Company adopted SOP 98-9 for its fiscal year ending May 31, 2000. Adoption of this standard did not have a material impact on its revenue recognition.

          In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101") which summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company plans to adopt the accounting provisions of SAB No. 101 in the first quarter of 2001. The Company does not believe that the implementation of SAB No. 101 will have a significant effect on its results of operation.

     E)   OTHER RECENT ACCOUNTING PRONOUNCEMENTS

          In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") which provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company adopted SOP 98-1 for its fiscal year ending May 31, 2000. Adoption of this standard did not have a material impact on its financial statements.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.



                          E-Cruiter.com Inc.
                          ------------------
                          (Registrant)



                               By: /s/ John Gerard Stanton
                                   --------------------------------
                                   John Gerard Stanton
                                   President and Chief Executive Officer


Date:   November 27, 2000
        -------------------

                                LIST OF EXHIBITS



     2.1 Lease Agreement between Registrant and RT Twenty-Second Pension Properties Limited, dated March 21, 2000.

     2.2 Agreement between Registrant and SC Stormont Corporation for the provision of financial and business advisory services to Registrant.