Form 20-F
period 2001-05-31
WORKSTREAM INC
filed 2001-11-30
CIK 1095266

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20 - F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MAY 31, 2001
                                                        -------------

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _______ TO _______

         Commission file number: 1-15503


                                 WORKSTREAM INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                                     CANADA
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


               495 March Road, Suite 300, Ottawa, Ontario K2K 3G1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:

            Title of Class Name of each Exchange on which registered

Common Shares, Without Par Value                 Nasdaq Small Cap Market
Common Shares, Without Par Value                 Boston Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                                      ----
                                (Title of Class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None
                                      ----
                                (Title of Class)


Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                  7,712,262 Common Shares, Without Par Value
                  ------------------------------------------


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X]   No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                              Item 17 [ ]  Item 18 [X]



NY2:\1098850\15\NJVM15!.DOC\42724.0004

                                  INTRODUCTION

Unless otherwise indicated, as used in this annual report, the terms "Workstream," "we," "us" and "our," mean Workstream Inc. and its consolidated subsidiaries.

This annual report includes "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our business, operating results and financial condition. Statements that use the terms "believe," "anticipate," "expect," "plan," "intend," "estimate," "anticipate," "project" and similar expressions in the affirmative and the negative are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on current assumptions, expectations, estimates and projections about our business and the markets in which we operate and are subject to risks and uncertainties. Actual events (including our results) could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks discussed in "Item 3. Key Information--Risk Factors" and elsewhere in this annual report. Except as required by applicable law, including the securities laws of the United States, we do not undertake any obligation nor intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All references in this annual report to Cdn$ or $ are to Canadian dollars, and all references to US$ are to United States dollars. The exchange rate of the Canadian dollar to the U.S. dollar, based on the noon buying rate quoted by The Federal Reserve Bank of New York for May 31, 2001 was $1.5457 per US $1.00.

For the purposes of this annual report, references to the years or fiscal years 1997, 1998, 1999, 2000 and 2001 mean our fiscal years ended on May 31 of the relevant year.

                                TABLE OF CONTENTS

                                                                                                         PAGE
                                                                                                         ----
PART I.....................................................................................................1

            ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..............................1

            ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE............................................1

            ITEM 3.     KEY INFORMATION....................................................................1

            ITEM 4.     INFORMATION ON THE COMPANY........................................................10

            ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................................23

            ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................................33

            ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................................41

            ITEM 8.     FINANCIAL INFORMATION.............................................................43

            ITEM 9.     THE OFFER AND LISTING.............................................................44

            ITEM 10.    ADDITIONAL INFORMATION............................................................46

            ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........................59

            ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES............................60

PART II...................................................................................................60

            ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................................60

            ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS......60

            ITEM 15.    [RESERVED]........................................................................61

            ITEM 16.    [RESERVED]........................................................................61

PART III..................................................................................................62

            ITEM 17.    FINANCIAL STATEMENTS..............................................................62

            ITEM 18.    FINANCIAL STATEMENTS..............................................................62

            ITEM 19.    EXHIBITS..........................................................................62



                                     PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.         SELECTED FINANCIAL DATA

           The summary financial information set forth below is presented in Canadian dollars and is derived from our audited consolidated financial statements. We prepared our financial statements for the fiscal years presented in this annual report in accordance with Canadian generally accepted accounting principles, known as Canadian GAAP, and report in Canadian dollars. These principles conform in all material respects with U.S. generally accepted accounting principles, known as U.S. GAAP, except as described in note 15 to our audited consolidated financial statements, included elsewhere in this annual report. The selected consolidated financial data set forth below should be read together with and are qualified by reference to "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and related notes, included elsewhere in this annual report.

           The following tables include a U.S. dollar convenience translation using an exchange rate of $1.5457 per US $1.00, based on the noon buying rate quoted by the Federal Reserve Bank of New York for May 31, 2001. These translations are not necessarily representative of the amounts that would have been reported if we had historically reported in U.S. dollars, and the rate used is not necessarily indicative of the rates in effect at any other time.

                                                                                                                          US $
CONSOLIDATED STATEMENTS OF LOSS DATA                                        CDN $                                      YEAR ENDED
                                                                     YEAR ENDED MAY 31,                                  MAY 31,
                                       -------------------------------------------------------------------------------------------
                                             1997          1998            1999           2000           2001          2001
                                             ----          ----            ----           ----           ----          ----
CANADIAN GAAP:

Revenue ..............................   $    85,524    $   870,003     $  1,399,557    $1,752,730    $ 3,078,989  $   1,991,971
Cost of revenue ......................        57,167        386,391         848,769      1,624,770      2,291,856      1,482,730
                                       -------------------------------------------------------------------------------------------
Gross profit .........................        28,357        483,612         550,788        127,960        787,133        509,241
                                       -------------------------------------------------------------------------------------------
Expense:
     Selling .........................       125,785        652,118         818,601      1,625,434      2,289,273      1,481,059
     Marketing........................       258,256        817,291         612,796      2,014,684      1,444,879        934,773
     General and administrative ......       242,560        349,161         619,265      1,401,991      2,043,930      1,322,333
     Research and development ........       258,257        510,974         606,088      2,460,600      3,344,965      2,164,045
                                       -------------------------------------------------------------------------------------------
           Total expense .............       884,858      2,329,544       2,656,750      7,502,709      9,123,047      5,902,210
Interest and other income                        617         18,543          16,311        767,499        764,558        494,635
Interest and other expense                   (1,361)       (19,396)       (122,759)      (691,153)       (65,565)         42,418
                                       -------------------------------------------------------------------------------------------
Net loss .............................   $ (857,245)    $(1,846,785)    $(2,212,410)    $(7,298,403)  $(7,636,921) $ (4,940,751)
                                       -------------------------------------------------------------------------------------------
Basic and diluted net loss per share..   $    (0.53)    $    (0.58)     $     (0.57)    $   (1.29)    $    (0.99)  $      (0.64)
Weighted average number of shares
 outstanding..........................     1,620,669      3,191,297      3, 854,579      5,649,783      7,710,284      7,710,284

U.S. GAAP:
Revenue                                  $    85,524    $   870,003     $  1,399,557    $1,752,730    $ 3,078,989  $   1,991,971
Net loss .............................   $ (857,245)    $(1,846,785)    $(4,864,735)    $(7,560,668)$ (7,888,997)  $ (5,103,835)
                                       ===========================================================================================
Net loss per share                       $    (0.53)    $    (0.58)     $     (1.26)    $   (1.34)    $    (1.02)  $      (0.66)


                                                                                                                          US $
CONSOLIDATED BALANCE SHEET DATA                                         CDN $                                         YEAR ENDED
                                                                 YEAR ENDED MAY 31,                                     MAY 31,
                                    ---------------------------------------------------------------------------------------------
                                          1997            1998             1999            2000            2001            2001
CANADIAN GAAP:

Working capital (deficit)...........$  201,386      $   (167,186)    $  (1,488,371)    $ 12,801,601   $  4,897,989   $  3,168,784
Total assets .......................   406,537            700,826         2,176,210      16,182,960      8,290,011      5,363,273
Total  liabilities..................   180,252            833,816         3,416,514       2,352,197      2,071,710      1,340,305
Capital stock....................... 1,083,530          2,571,040         3,541,040      26,045,606     26,070,065      1,340,305
Shareholders equity (deficit).......   226,285          (132,990)       (1,240,304)      13,830,763      6,218,301      4,022,968

U.S. GAAP:
Working capital (deficit)...........$  201,386      $   (167,186)    $  (1,956,924)    $ 12,801,601   $  4,897,989   $  3,168,784
Total assets........................   406,537            700,826         2,176,210      16,182,960      8,290,011      5,363,273
Total  liabilities..................   180,252            833,816         3,845,067       2,352,197      2,071,710      1,340,305
Capital stock....................... 1,083,530          2,571,040         3,541,040      28,131,567     28,156,026     18,215,712
Shareholders equity (deficit).......   226,285          (132,990)       (1,708,857)      13,830,763      6,218,301      4,022,968


The differences between U.S. GAAP as compared to Canadian GAAP as they affect our audited consolidated financial statements are explained in note 15 to the notes to our audited consolidated financial statements included elsewhere in this annual report. Differences between U.S. GAAP and Canadian GAAP do not affect our consolidated financial statements for the years ended May 31, 1997 and 1998.


EXCHANGE RATES

The exchange rate of the Canadian dollar to the U.S. dollar, based on the noon buying rate quoted by the Federal Reserve Bank of New York for November 20, 2001 was $1.5933 per US $1.00.

           The following table sets forth, for the months indicated below, the high and low exchange rates of the Canadian dollar to the U.S. dollar based on the highest and lowest noon buying rate quoted by the Federal Reserve Bank of

New York for each month during the previous six months. These exchange rates are set forth as Canadian dollars per one U.S. dollar.



                  MONTH                              HIGH             LOW
                  -----                              ----             ---
May 2001....................................       $1.5541         $1.5300
June 2001...................................       $1.5437         $1.5142
July 2001...................................       $1.5450         $1.5102
August 2001.................................       $1.5490         $1.5275
September 2001..............................       $1.5797         $1.5535
October 2001................................       $1.5905         $1.5582


           The following table sets forth the average exchange rate of the Canadian dollar to the U.S. dollar for the five most recent financial years. The average exchange rate reflected in this table is the average of the exchange rates as of the last day of each month during the applicable period.

                                                                    FOR THE FINANCIAL YEAR ENDED MAY 31,
                                                    ---------------------------------------------------------------------
                                                      1997           1998            1999           2000            2001
                                                      ----           ----            ----           ----            ----
      Average exchange rate during period........   $1.3671         $1.3902        $1.5122         $1.4725        $1.5099


B.         CAPITALIZATION AND INDEBTEDNESS

           Not applicable.

C.         REASONS FOR THE OFFER AND USE OF PROCEEDS

           Not applicable.

D.         RISK FACTORS

           Our business, operating results and financial condition could be seriously harmed due to any of the following risks. If we do not successfully address any of the risks described below, we could experience a material adverse effect on our business, operating results and financial condition and our share price may decline. We cannot assure you that we will successfully address any of these risks.

           We may not become profitable. Since our inception, we have incurred losses which have been substantial in relation to our operations. As of May 31, 2001, the end of our most recent fiscal year, we had an accumulated deficit of $19,851,764. Our losses are continuing, but decreasing. We have reported a net loss of $734,590 for the three months ended August 31, 2001. Since our inception we have generated relatively small amounts of revenue. In addition, we acquired during the first six months of fiscal year 2002 all of the outstanding shares of four companies, three of whom reported for their fiscal years ended December 31, 2000 aggregate net losses of approximately $3.2 million. If we continue to acquire companies reporting losses, if revenue grows slower than we anticipate or if operating expenses exceed our expectations, we may not become profitable. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis. Failure to achieve or maintain profitability may materially adversely affect the market price of our common shares. We expect our operating expenses to continue to grow as we expand our operations.

           We may encounter difficulties with acquisitions, which could harm our business. During the first six months of fiscal year 2002, we made several investments in, and acquisitions of, other companies and businesses, as part of efforts to expand our operations and we may continue to make investments in, or acquisitions of, complementary companies, products and businesses. If we acquire a company, we may have difficulty integrating that company's personnel, operations and products. We cannot assure you that we will successfully integrate in a timely manner or at all these acquired companies into our operations. These difficulties may increase our expenses, and our profitability may be adversely affected.

           Resolutions may be influenced by a limited number of shareholders. We are controlled by our three major shareholders, Paul Champagne, John Gerard Stanton and Michael Mullarkey, which together, in the aggregate, beneficially own approximately 43.11% of our outstanding common shares, not including 875,000 common shares currently held in escrow, to be released to Mr. Mullarkey upon the achievement of certain profit and revenue targets specified in the acquisition agreement of PAH. These major shareholders are also parties to a voting agreement. The voting agreement governs the voting of our three major shareholders on various issues including, the disposition of our corporate assets, payment of dividends, issuance of additional shares, change in the nature of our business, amendment to our articles of incorporation, change in the number of directors and any amalgamation, reorganization, liquidation or any other fundamental corporate change. Consequently, our three major shareholders may influence the outcome of various actions that require shareholder approval, including the election of our directors, delaying or preventing a transaction in which shareholders might receive a premium over the prevailing market price for their shares and preventing changes in control or management.

           The current economic downturn and future economic downturns may adversely effect the demand for our services. Historically, the general level of economic activity has significantly affected the demand for employment and recruitment services. If the general level of economic activity slows, our clients may not require additional personnel and may delay or cancel plans that involve recruiting new personnel using our services and technology. Consequently, our sales cycle could increase and the demand for our services could decline, resulting in a loss of revenue harming our business, operating results and financial condition.

           We may not be able to grow our client base and revenue because of the number of competitors and the variety of sources of competition we face. Our future success will depend to a large extent on our ability to rapidly grow and maintain our client base and revenue. This requires that we offer services that are superior to the services being offered by our competitors and that we price our services competitively. We compete for a portion of employers' recruiting budgets with many types of competitors, as employers typically utilize a variety of sources for recruiting, including:

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

           The increasing competition in our markets could affect our ability to expand. The market for human capital management, or HCM services is highly fragmented and competitive. We compete nationally and internationally with Internet recruitment services companies, outplacement service companies and human resource, or HR service providers. We expect competition to increase and intensify in the future, with increased price competition developing for our services. A number of our current and potential competitors have longer operating histories and consequently greater financial, technical and marketing resources and name recognition than we do which could give them a competitive advantage. Our competitors may develop products or services that are equal or superior to ours or that achieve greater market acceptance than ours. It is also possible that new competitors may emerge and rapidly acquire significant market share. As a result, we may not be able to expand or maintain our market share and our ability to penetrate new markets may be adversely affected.

           If we experience client attrition, our operating results will be adversely affected. Since we generally enter into subscription agreements with our E-Cruiter Enterprise clients for terms of one year or less, we have no assurance that the client will maintain a long-term relationship with us. If we lose clients after the expiration of their initial subscription, our business, operating results and financial condition will be adversely affected. Since we have only been offering our services for a limited period of time, we do not know what rate of client attrition to expect. To the extent we experience significant client attrition, we must attract additional clients to maintain revenue.

           We may not be able to strengthen and maintain awareness of our brand name. We believe that our success will depend to a large extent on our ability to successfully develop, strengthen and maintain our brand recognition and reputation. In order to strengthen and maintain our brand recognition and reputation, we invest and will need to continue to invest substantial resources in our marketing efforts and maintain high standards for actual and perceived quality, usefulness, reliability, security and ease of use of our services. If we fail to successfully promote and maintain our brand name, particularly after incurring significant expenses in promoting our brand name, or encounter legal obstacles which prevent our continued use of our brand name, our business, operating results and financial condition could be materially adversely affected and the market price of our common shares could decline. Moreover, even if we continue to provide quality service to our clients, factors outside of our control, including actions by organizations that are mistaken for us and factors generally affecting our industry, could affect our brand and the perceived quality of our services.

           Our success will depend on our ability to enter into strategic relationships with job posting and other on-line recruitment services to offer an attractive service to our clients and with a variety of third parties to expand the distribution of our services. If we are unable to enter into successful strategic relationships, our business will suffer. We must maintain our existing relationships with job posting boards and other on-line recruitment services and enter into additional similar relationships to continue to offer an attractive service. We also must enter into arrangements with third parties, such as value-added service providers, to expand the distribution of our services. Because many of these third parties compete with each other, the existence of a relationship with any particular third party may limit or preclude us from entering into a relationship with that third party's competitors. In addition, some of the third parties with which we seek to enter into relationships may view us as a competitor and refuse to do business with us. Any loss of an existing relationship or failure to establish new relationships may adversely affect our ability to improve our services, offer an attractive service in the new markets that we enter, or expand the distribution of our services.

           We may not be able to expand our business successfully into new geographic markets. Until the fourth quarter of fiscal year 2001, we have marketed our services primarily in Canada. Consequently, substantially all of our clients until that time were enterprises that are based in Canada or that seek to fill job openings in Canada. During the Fourth quarter of fiscal year 2001 and subsequent to May 31, 2001, we completed several acquisition transactions. Through these acquisition transactions we endeavored to enhance our business by penetrating the United States market. Our success and ability to grow our business will depend to a significant degree on our ability to market our services successfully in new geographic markets, including the United States. Penetrating new geographic markets involves the extension of substantial resources, including retaining additional highly qualified personnel. Failure to effectively penetrate new geographical markets may result in increasing losses and the loss of our investment, in whole or in part. This could materially adversely affect our business, operating results and financial condition.

           We may lose business if we are unable to successfully develop and introduce new products, services and features. If we are unable to develop and introduce new products, services, or enhancements to, or new features for, existing services, in a timely and successful manner, we may lose sales opportunities. The market for our services is characterized by rapid and significant technological advancements, the introduction of new products and services, changes in client demands and evolving industry standards. The adoption of new technologies or new industry standards may render our products obsolete and unmarketable. The process of developing new services or technologies is complex and requires significant continuing efforts. We may experience difficulties or funding shortages that could delay or prevent the successful development, introduction and sale of enhancements or new products and services. Moreover, new products, services or features which we introduce may not adequately address the needs of the marketplace or achieve significant market acceptance.

           Our business could suffer if financing is not available when required or is not available on acceptable terms. Our future capital requirements depend on a number of factors, including our ability to grow our revenue. We believe that we have sufficient working capital and investments to fund our working capital, anticipated operating cash flow deficit and capital expenditure requirements for at least the end of the calendar year 2002. However, it is possible that we may need to raise additional funds sooner than expected in order to fund rapid expansion, develop new, and enhance existing, services or acquire complementary businesses or technologies. Our business could suffer if financing is not available when required or is not available on acceptable terms.

           Future financing may be on terms adverse to your interests. If, in the future, we issue equity or convertible debt securities to raise additional funds, our shareholders may experience significant dilution of their ownership interest and holders of those new securities may have rights senior to those of the holders of our common shares.

           If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences. We believe that we were not a passive foreign investment company for U.S. federal income tax purposes for the fiscal year 2001, and we believe that we will not be a passive foreign investment company for U.S. federal income tax purposes for the fiscal year 2002. Generally, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes if for any taxable year 75% of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income. This characterization could result in adverse U.S. tax consequences to our shareholders. These consequences may include having gains realized on the sale of our common shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common shares.

           Our business could be adversely affected if we are unable to protect our proprietary technologies. Our success depends to a significant degree upon the protection of our proprietary technologies and brand names. The unauthorized reproduction or other misappropriation of our proprietary technologies could provide third parties with access to our technologies without payment. If this were to occur, our proprietary technologies would lose value and our business, operating results and financial condition could be materially adversely affected.

           We rely upon a combination of copyright, trade secret and trademark laws and non-disclosure and other contractual arrangements to protect our proprietary rights. The measures we have taken to protect our proprietary rights, however, may not be adequate to deter misappropriation of proprietary information or protect us if misappropriation occurs. Policing unauthorized use of our technologies and other intellectual property is difficult, particularly because of the global nature of the Internet. We may not be able to detect unauthorized use of our proprietary information and take appropriate steps to enforce our intellectual property rights. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk.

           Third parties could claim that we infringe upon their proprietary technologies. Our products, services, content and brand names may be found to infringe valid copyrights, trademarks or other intellectual property rights held by third parties. In the event of a successful infringement claim against us and our failure or inability to modify our technologies or services, develop non-infringing technology or license the infringed or similar technology, we may not be able to offer our services. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing arrangements, modify our technologies or services or prevent us from using important technologies or services, any of which could harm our business, operating results and financial condition.

           We may become subject to burdensome government regulation which could increase our costs of doing business, restrict our activities and/or subject us to liability. Uncertainty and new regulations relating to the Internet could increase our costs of doing business, prevent us from providing our services, slow the growth of the Internet or subject us to liability, any of which could adversely affect our business, operating results and prospects. In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. There are currently few laws and regulations directly governing access to, or commerce on, the Internet. However, due to the increasing popularity and use of the Internet, the legal and regulatory environment that pertains to the Internet is uncertain and continues to change. New and existing laws may cover issues which include:

o          user privacy;
o          pricing controls;
o          consumer protection;
o          libel and defamation;
o          copyright and trademark protection;
o          characteristics and quality of services;
o          sales and other taxes; and
o          other claims based on the nature and control of Internet materials.

           Computer viruses or software errors may disrupt our operations, subject us to a risk of loss and/or expose us to liability. Computer viruses may cause our systems to incur delays or other service interruptions. In addition, the inadvertent transmission of computer viruses or software errors in new services or products not detected until after their release could expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized or if errors are detected in our software after it is released, our reputation and brand name could be materially damaged and we could lose clients.

           We may experience reduced revenue, loss of clients and harm to our reputation and brand name in the event of system failures. We may experience reduced revenue, loss of clients and harm to our reputation and brand name in the event of unexpected network interruptions caused by system failures. Our servers and software must be able to accommodate a high volume of traffic. We have experienced minor system interruptions in the past, and we believe that system interruptions will continue to occur from time to time in the future. If we are unable to add additional software and hardware to accommodate increased demand, we could experience unanticipated system disruptions and slower response times. Any catastrophic failure at our network operations center could prevent us from serving our clients for a number of days, or possibly weeks, and any failure of our Internet service provider may adversely affect our network's performance. Our clients may become dissatisfied by any system failure that interrupts our ability to provide our services to them or results in slower response times. Our business interruption insurance may not adequately compensate us for any losses that may occur due to any failures in our system or interruptions in our services.

           Breaches of our network security could be costly. If unauthorized persons penetrate our network security, they could misappropriate proprietary information or cause interruptions in our services. We may be required to spend capital and resources to protect against or to alleviate these problems. In addition, because we host data for our clients, we may be liable to any of those clients that experience losses due to our security failures. As a result, security breaches could have a material adverse effect on our business and the market price of our common shares may decline.

           Our business depends on Internet service providers to provide satisfactory service to our clients to enable them to use our services and access job seeker candidates on-line. Failure of Internet service providers or on-line service providers to provide access to the Internet to our clients and job seekers would prevent them from accessing our Web board, which would cause our business to suffer. Many of the Internet service providers, on-line service providers and other Web site operators on which we depend have experienced significant service slowdowns, malfunctions, outages and capacity limitations. If users experience difficulties using our services due to the fault of third parties, our reputation and brand name could be harmed.

           Our business depends on the development and maintenance of the Internet infrastructure. We cannot assure you that the Internet infrastructure will continue to effectively support the demands placed on it as the Internet continues to experience increased numbers of users, greater frequency of use or increased bandwidth requirements of users. In the past, the Internet has experienced a variety of outages and other delays. Any future outages or delays could affect the willingness of employers to use our on-line recruitment offerings and of job seekers to post their resumes on the Internet. If any of these events occur, our business, operating results and financial condition could be materially adversely affected.

           The existence of registration rights could depress the market for our common shares. We have granted "piggy-back" registration rights to holders of approximately 2,620,655 common shares in connection with our recent acquisitions. This means that any registration statement that we file within the five-year period beginning January 1, 2002 may trigger the registration of these shares, subject to certain restrictions. In connection with our initial public offering in fiscal year 2000 and financial consulting services rendered to us in fiscal year 2001, we issued the underwriters warrants to purchase an aggregate of 490,000 common shares. We also granted registration rights to the underwriter with respect to the common shares issuable upon exercise of the underwriter's warrants. These registration rights are described in the "Underwriting" section of our prospectus pertaining to our initial public offering. We cannot predict the effect, if any, that sales of these additional securities or the availability of these additional securities for sale will have on the market prices of our common shares prevailing from time to time.

ITEM 4.    INFORMATION ON THE COMPANY

A.         HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated on May 24, 1996 under the Canada Business Corporation Act under the name CareerBridge Corporation. In February 1999, we changed our name to E-Cruiter.com Inc. and in November 2001 we changed our name to Workstream Inc. In 1997, we began operating an online regional job board, on which applicants post their resumes and employers post available positions, focused on the high-technology industry. In February 1999, we changed our business focus from the job board business to providing on-line recruitment services. In fiscal year 2001, we broadened our focus and we are now servicing as a provider of web-enabled tools and professional services for numerous capital management, offering a diversified suit of high-tech and face to face, or high-touch services to address the full lifecycle of the employer/employee relationship.

Our principal executive offices are located at 495 March Road, Suite 300, Ottawa, Ontario K2K 3GI and our telephone number is (613) 236-2263. Our agent for service of process in the United States is CT Corporation, whose address is at 111 Eighth Avenue, New York, New York 10011.

In April 2001, we completed the acquisition of Paula Allen Holdings, Inc., or PAH, and in connection with the acquisition, we appointed Michael Mullarkey, formerly the president and chief executive officer of PAH, as our president and chief executive officer.

CAPITAL EXPENDITURES

Our capital expenditures have primarily been made to expand our network operations center and the move to our new office location at 495 March Road in Ottawa, Canada.

In fiscal year 2001, we invested a aggregate of $1,461,119 in capital assets. Of this aggregate amount, $968,835 related to the cost of leasehold improvements and a new telephone system for the new office space. An additional $339,732 was spent on computer software and hardware for our network operations center and research and development team. The remainder was expended on equipment for our other functional areas. In fiscal year 2000, we purchased $927,035 in capital assets with the largest portion of the investment relating to the purchase of servers and software for our network operations center. In fiscal year 1999 we invested $105,588 in capital assets.

For additional information pertaining to our capital expenditures, please see note 4 to our audited consolidated financial statement included elsewhere in this annual report.

ACQUISITIONS

We constantly endeavor to increase our share of, and strengthen our position in, the HCM market. A key component of our business strategy is to continue to acquire companies offering services similar or complementary to ours. The HCM market has experienced significant consolidation in the last several months as companies attempt to expand their service offerings and broaden their revenue bases to achieve rapid growth and profitability. Implementing our business strategy and identifying the consolidation trend in relatively early stages, we have actively pursued acquisition opportunities and completed acquisitions of several attractive companies.

In April 2001, we entered into a definitive agreement to acquire 100% of the outstanding shares of PAH and its subsidiaries, doing business as Allen And Associates. As initial consideration for the sale, we issued to the shareholders of PAH 4,000,000 of our common shares valued at approximately $8.5 million. In addition to the initial consideration, 1,000,000 common shares are being held in escrow, to be released upon the achievement of certain profit and revenue targets of the combined companies. The escrow agreement expires on December 31, 2002, at which time any shares remaining in escrow will be cancelled. The acquisition of PAH was completed in July 2001. PAH had 11 offices across the U.S. at the time of execution of the agreement, and established 9 additional offices by September 2001. Headquartered in Orlando, Florida, PAH is focused on career transition, job placing services and recruiting within the information technology, engineering, finance and marketing areas. PAH's online candidate recruitment and placement technology enables employers to search for candidates for employment in real time, reducing time to hire. PAH is also engaged in management consulting PAH's management consulting practice focuses on emerging technologies and extending HCM strategy. Leveraging the Internet and advanced technology, PAH's service integrates platforms, systems and software, including human resources management systems delivering innovative business processes that encourage corporate growth. For the year ended December 31, 2000, PAH had revenues of approximately $10.7 million and net losses of approximately $334,000.

In May 2001, we entered into a definitive agreement to acquire 100% of the shares of OMNIpartners, Inc. and its affiliates. As initial consideration for the sale, we issued to the shareholders of OMNIpartners 500,000 common shares valued at approximately $1.5 million. In addition to the initial consideration, 1,000,000 common shares are being held in escrow, to be released upon the achievement of certain profit and revenue targets of the acquired company. The escrow agreement expires on June 30, 2002, at which time any shares remaining in escrow will be cancelled. The acquisition of OMNIpartners was completed in July 2001. OMNIpartners was founded in 1990 and developed the concept of recruitment research at an hourly rate, as a lower-cost recruitment alternative. OMNIpartners offers a range of executive and professional recruitment research services to a wide array of industries including, retail, hotel, restaurant, gaming, food service, telecommunications, insurance, distribution, manufacturing, financial services and information technology. For its fiscal year ended December 31, 2000, OMNIpartners had revenues of approximately $12.1 million and net income of approximately $187,030.

In June 2001, we entered into a definitive agreement to acquire 100% of the shares of RezLogic, Inc., referred to as RezLogic, a company based in Colorado Springs, Colorado. As initial consideration for the sale, we issued to the shareholders of RezLogic 445,544 common shares valued at approximately $2.8 million. In addition to the initial consideration, 297,030 common shares are being held in escrow, to be released upon the achievement of certain profit and revenue targets of the acquired company. The escrow agreement expires on June 30, 2002, at which time any shares remaining in escrow will be cancelled. The acquisition of RezLogic was completed in August 2001. RezLogic is a leader in recruiting process automation offering Web-based recruiting process automation solutions for employers, staffing agencies, executive recruiters, contract placement firms and independent recruiters. We expect that the acquisition of RezLogic will provide us with an established U.S. sales channel for the applicant tracking systems, or ATS platform, and enable us to integrate additional functionality into existing platforms, such as equal employment opportunity, or EEO tracking. For the year ended December 31, 2000, RezLogic had revenues of approximately $1.1 million and net loss of approximately $377,000. We believe that this reporting capability is essential to achieve a significant penetration of the U.S. market.

In July 2001, we entered into a definitive agreement to acquire the technology and assets of Gonyea Career Marketing Inc., known as ResumeXpress. As consideration for the sale, we paid ResumeXpress a cash amount of approximately $260,000. The acquisition was completed in August 2001. ResumeXpress enables job seekers to distribute their resumes to thousands of employers, recruiters and online resume database services across the U.S. and Canada. Resumes are distributed to those parties whose keywords are matched to the keywords found in each job seeker's resume. Using the ResumeXpress Web site, job seekers can post their resumes in a matter of minutes, and their resumes are posted for a six-month period on a personal resume Web page with a unique uniform resource locator, or URL.

In September 2001, we entered into a definitive agreement to acquire 100% of the shares of 6FigureJobs.com, Inc. As initial consideration for the sale, we issued to the shareholders of 6FigureJobs 1,294,498 common shares valued at approximately $6.2 million. In addition to the initial consideration, 323,625 common shares are being held in escrow, to be released upon the achievement of certain profit and revenue targets of the acquired company. The escrow agreement expires on September 30, 2002, at which time any shares remaining in escrow will be cancelled. The acquisition was completed in October 2001. 6FigureJobs.com is a leader in executive search and recruitment services. 6FigureJobs.com provides career management, recruitment advertising, resume database and targeted research services for senior-level executives, employers and executive recruiters. We believe that this acquisition expands and enhances our existing executive career transition services which became available to us to offer as a result of our previous acquisitions, and provides applicant tracking clients with a premier advertising destination. For the year ended December 31, 2000 6FigureJobs.com had revenues of approximately $2.7 million and net losses of approximately $2.5 million.

We believe that these acquisitions are important to our evolution from a recruitment application service provider into an HCM business process aggregator. These additions have broadened our revenue base, diversified our product offering, and added over 200 employees to our work force and 20 revenue generating locations across North America.

B.         BUSINESS OVERVIEW

GENERAL

We are a leading provider of Web-enabled tools and professional services for HCM. Offering a diversified suite of high-tech and high-touch services to address the full lifecycle of the employer/employee relationship, we ensure more effective management of corporate assets via automation and outsourcing. Our HCM technology backbone enables companies to streamline the management of enterprise human capital processes including recruitment, assessment, deployment, development and career transitions. We offer a full-range of HCM products and services through our locations and dedicated human resource professionals.

PRINCIPAL SERVICES - ONLINE RECRUITING AUTOMATION

Through the use of our E-Cruiter Express services, our corporate clients are able to write one job advertisement that is reformatted by our proprietary software and posted in multiple job boards, thereby eliminating the need to reformat job postings for each board. For clients that require more comprehensive recruiting management services, we provide our E-Cruiter Enterprise service, which includes the posting features of E-Cruiter Express, as well as the following features:

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

Our services enable our corporate clients to take advantage of the Internet for recruiting, communicating with job seekers and managing the recruiting process in a cost-effective manner. We believe that, by using our services, our corporate clients:

         o        reduce their time to hire;

         o        reduce their direct costs to hire;

         o reduce their opportunity costs of having open unfilled positions; and

         o        improve their quality of hire.

We generate our revenue from companies who use our recruitment services. Approximately 75% of our revenue is generated by our E-Cruiter Enterprise services with the balance being generated by our E-Cruiter Express service offering.

Our business is a Web-outsourced application service. The cost benefit to organizations of Web-outsourcing is that all software and hardware infrastructure is physically located at the service provider's location, with clients only requiring standard Web browsers on their employees' workstations. Therefore, because our clients are not required to make a significant initial investment, our services are easy to buy and implement. Compared to traditional client-server computing our services provide the following advantages to our clients:

         o        reduced total cost of ownership for technology;

         o greater flexibility for accommodating future business needs while maintaining state of the art technology deployment; and

         o significantly quicker service deployment, reducing the time-to-benefit cycle and the cost of adoption.

We believe our key competitive advantage is our experience in the recruiting industry and our effective use of information technology. We understand the human resource problems arising from poor use of technology and from ineffective recruiting strategies. In February 2000, the Branham Group, a Canadian consulting company, listed us as one of Canada's top 250 software and information technology services companies in its 7th annual survey. We were listed among the top 50 Web development and services companies in Canada.

Since the appointment of our new president and chief executive officer, Michael Mullarkey, in April 2001, we have sought to expand our revenues by adding services that are complementary to our online recruiting enterprise systems. Our acquisitions of outplacement, recruitment research and executive job board services give us more human capital products to offer to our principal buyer - the human resource professional. For additional information see "-Our Solution."

INDUSTRY BACKGROUND

Our market includes any organization needing to hire employees, especially, but not exclusively companies seeking information technology skills and expertise. We believe that several factors require companies to hire additional personnel and increase demand for our services:

         o        strong economies in both Canada and the United States;

         o        increased employee turnover; and

         o        the acute shortage of knowledge workers in North America.

Consequently, we believe many organizations are looking to the Internet to increase the effectiveness of their recruiting processes and attract the quality candidates that are strategic to their businesses.

The Internet provides for speed of communication as well as a medium for the development of tools to facilitate a more efficient recruitment process. We believe there will be considerable growth in the demand for software tools, such as on-line screening and text searching, to take advantage of on-line recruiting. A recent survey by Recruiter's Network.com of 1,000 companies indicated that 10% of the companies surveyed allocated 50% of their recruiting budget to recruiting on the Internet. Many organizations are beginning to completely overhaul their human resources information systems to take advantage of both new technologies and new recruiting concepts and we anticipate that recruitment spending will shift away from the client-server human resources services to Web-based media hiring processes because of their lower cost and ease of implementation. Moreover, we believe that most of the advantages offered by Internet technology have not been implemented to date in the recruiting market.

A 1999 study by Forrester Research, a technology based industry analyst, indicates that the on-line recruitment market is expected to grow by almost 60% annually for the next four years. This compares with about 12% for the traditional staffing industry in the United States. Forrester Research, estimated this market to be US $0.6 billion in 1999 and expects it to reach more than US $7.0 billion by 2005. Other forecasts estimate the market for such services to be even larger. For example, The Electronic Recruiting Index estimates the on-line recruitment market to be US $40 billion by 2005.

We believe that E-Cruiter Enterprise, our primary recruitment service, directly addresses the major challenges facing employers, mainly, time-to-hire, quality-of-hire and cost-of-hire. The July 1999 Internet Recruiting Intelligence Report, Lessons from Global 500, found that on average, on-line recruiting reduced the recruiting cycle by 20 days. Furthermore, the report notes that the cost associated with Internet recruiting is well below that of all other recruiting channels.

COMPETITION

The market for HCM services is highly fragmented and competitive. We compete nationally and internationally with Internet recruitment services companies, outplacement services companies and HR service providers. We believe that our principal competitive advantages include:

         o        our unique combination of high-tech and high-touch services;

         o our leading position in the applicant tracking, outplacement and recruitment research markets;

         o        our award-winning technology;

         o        our network of offices and personnel throughout North America;

         o our performance and reliability as an application service provider;

         o        our service reputation; and

         o        our strong staff of HR professionals.

STRATEGY

Our objective is to become the leading supplier of comprehensive adaptive workforce solutions in North America. Our services can be used by any size organization and therefore we believe that our products can address the needs of the entire human capital market. We have clients who have less than 50 employees using the E-Cruiter Express job posting services. We also have clients who employ more than 10,000 employees using our E-Cruiter Enterprise solution. Our newly added corporate outplacement and recruitment research services are able to provide services to companies of any size. We believe that our solutions provide a comprehensive service for corporate HR in managing workforce churn. Our services include:

         o talent acquisition services ranging from job posting outreach to job boards;

         o        hosting a corporate career site;

         o automating and monitoring the recruitment process and the provision of links to external service providers such as companies that specialize in skill testing or personality profiling;

         o talent mobility services with job posting to internal company intranets; and

         o talent separation services that encompass pre-termination planning, individual coaching and credential building, opportunity research and job marketing campaign development.

We have developed a strategy that is focused on balanced revenue growth in any economic conditions, as we endeavor to achieve profitability through a combination of organic revenue growth, cost management and strategic acquisitions. Key elements of our strategy for business development are as follows:

         o Enhancing and widening our service portfolio. We will integrate our new recruitment research and corporate outplacement services within our technology platform and sales and service operations, and continue to expand the services we provide to manage workforce churn through further product development and strategic acquisitions. This will give us the ability to grow revenues with each client, acquire new clients with different requirements, and further develop revenue stability regardless of market conditions.

         o Pursuing strategic acquisitions. From time-to-time we will evaluate acquisition and investment opportunities in complementary businesses, products and/or technologies. Our objective is to accelerate our growth, add new services or new technologies for our existing client base and penetrate new markets.

         o Expanding into the U.S. market. We plan to further expand our business outside of Canada by further penetrating the U.S. market. We intend to continue to penetrate the U.S. market by pursuing acquisitions of additional U.S.-based companies with complementary services, and strengthening our indirect and direct sales operations.

         o Building a wider indirect sales channel for distribution of our products and services. We plan to pursue reseller agreements for all of our services with human capital solution providers and recruiting companies.

         o Expanding direct sales with vertical focus. We will continue to emphasize our direct sales efforts into targeted vertical industries, especially those with current good economic outlooks including health care, pharmaceuticals and biotech, food services, energy and some manufacturing sectors.

         o Maintaining technological leadership. We plan to remain at the forefront of Web-based human capital solutions by developing or licensing the latest available technologies.

OUR SOLUTION

We designed our services to take advantage of the Internet and offer our clients a comprehensive recruitment service. By linking organizations' recruiting efforts with on-line sources of applicants such as job boards and news groups and allowing clients to also download resumes from paper-based sources into their applicant database, we believe our services allow organizations of every size to significantly improve their recruiting and hiring cycles. Our services can be accessed with any standard Web browser and require no additional software or hardware deployment by clients.

We believe our clients use our services because our services significantly reduce their time-to-hire, provide streamlined access to qualified candidates, lower opportunity cost losses and result in significant cost savings. Based on past experience, we believe that hiring cycles of organizations employing traditional recruiting methods can extend beyond 25 to 50 days. However, the best information technology candidates are often hired within five to ten business days. Therefore, we believe that organizations who employ Internet-based recruiting processes will be the only ones able to compete effectively for good information technology candidates.

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

E-Cruiter Enterprise allows organizations to post jobs to multiple Internet boards through a posting manager function. Clients write a job requisition only once, and the job requisition is ready to be advertised on numerous Internet job boards, newsgroups and the client's own corporate Web site. Our write-once, post-to-many capability saves time in re-writing job requisitions for specific boards and in making arrangements with numerous job boards. Through PositionWatch Ltd., our job posting partner, we currently post job requisitions to the following job boards: PositionWatch, CAREERSpan, Internet Job Locator, Netjobs, Canjobs, Prohire, CareerMagazine and CareerExchange. We also separately post to additional job boards including Workopolis.com, Headhunter.net, CanadaJobs, Monster.ca, CanadianCareers, Business in Vancouver, Jobboom.com and Campus WorkLink. We continue to add new job boards to our service so that our clients can post job requisitions to national, regional and skill-specific boards that assist them in targeting and attracting the right candidates for the posted positions. We have signed agreements that will result in the following additional job boards becoming available to our clients: Insuranceworks.com, Canadian Professional Sales Association, Marketingjobs.com and Moretechjobs.com.

The E-Cruiter Enterprise recruiting portal solution allows clients to quickly establish a high quality company career site. We believe that career sites maximize the value of our recruiting portal solution, and are the most strategic way to help clients attract quality candidates. In particular, our clients can purchase career sites from us which include functionality, such as job seeker agent, a capability that notifies registered candidates of employment opportunities when they are posted to the career site, and search, a capability that allows job seekers to search the jobs posted on the career site for positions of interest to them. Our clients can track the effectiveness of their career site by reviewing statistics on the volume and source of job seeker traffic received.

E-Cruiter Enterprise provides for enhanced communication among candidates, hiring managers and human resources personnel. Clients can use a set of generic corporate messages to automatically respond to resumes or other applicant communications using our auto-acknowledgement tool. For example, an e-mail acknowledging receipt of a resume can be automatically sent to an applicant, an administrative function which is now automated, making corporate recruiters' job more efficient and cost effective. Our proprietary e-mail system also maintains records of all electronic communication associated with each job opening, and all applicants, including on-line interviews, as well as internal communications between the hiring manager and the corporate recruiter. We have recently signed an agreement with netPCS Networks to enhance communications between job seekers and our clients' human resources personnel and hiring managers. When implemented, corporate recruiters will have access to a service that empowers them to make or receive multi-media calls, for example, through their cellular phone or personal data assistant, with candidates the instant they enter our career board.

We believe our E-Cruiter Enterprise selection capabilities, including automatic screening and skills ranking, improve our clients' recruiting efforts and increase the speed at which they gain access to top candidates. Applicants who apply on-line are ranked after they have answered screening questions either pulled by the corporate recruiter from our suggested list, or created for the specific job by that corporate recruiter. These applicants are then matched against the screening criteria determined by the corporate recruiter. Applicants who do not meet the screening criteria are placed in a rejected folder, while those that do are flagged for review by employers, and automatically become qualified candidates. Clients also receive lists of the applicants in ranked order, and this ranking is determined by the applicant's responses to the screening questions, and the manner in which it matches against the set criteria. This feature assists recruiters in determining quickly if an applicant is qualified for a given position.

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

E-Cruiter Enterprise also allows clients to utilize the services of our selection partners over the Internet, and have the results flow back into their database on our servers. As part of our comprehensive hiring management system, we resell skills and selection testing services of Brainbench Inc. and the Self-Management Resources Corporation. Clients direct their applicants to a specific Web site in which tests are completed by the applicant. The test results are made available to our clients for use in their recruitment process. We have recently entered into an agreement with a verification services company that will allow our clients access to reference checking, educational verification and other similar services.

The following is a summary of features offered within E-Cruiter Enterprise:

         o Create, edit and search job requisitions. These features allow our clients to quickly create, edit and search job requisitions using a standard template that is compatible with newsgroups, job boards, their career site and their intranet site. Clients can either use the template or use job requisitions from the posting archive.

         o Posting Center. This feature allows clients to quickly post or unpost job requisitions to multiple Internet boards. Jobs are posted to regional or national job boards, newsgroups or the client's corporate careersite.

         o Create and manage career sites. This feature, together with our assistance, allows clients to quickly set up and maintain their own career site on a corporate Web site.

         o Applicant communication. This feature allows clients to automatically acknowledge receipt of applications, to conduct on-line interviews and to decline applicants both in single or multiple applicant mode.

         o Applicant searching. This feature allows clients to search their data for resumes using search criteria as defined by users.

         o Applicant review. This feature allows clients to review, rate and comment on applications received. Clients can move applications through job folders to reflect their status.

         o Applicant management. This feature allows clients to share applications among human resources personnel and hiring managers within the same organization, to e-mail resumes to remote users or to reject applicants. Applicants can be deleted in single and multi-mode.

         o Resume data loading. This feature allows clients to load resumes from traditional paper based sources into their applicant database integrating applicants from all sources into their hiring management system to more effectively manage their overall recruitment activities.

         o Export. This feature allows clients to export their applicants' resumes to alternative systems, including to their human resource management systems.

         o Send for testing. This feature allows our clients to direct applicants to on-line testing and profiling partners.

         o Send for verification. This feature allows our clients to obtain verification services through the Internet.

         o Administration/account management. This feature allows clients to set up individual users, modify screen layouts, assign posting or hiring privileges, assign default screen layouts and modify passwords.

         o Generate reports. This feature allows clients to generate standard reports on advertising effectiveness, time-to-hire, and recruiter productivity.

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

E-CRUITER EXPRESS

E-Cruiter Express is our job posting software for clients who wish to use the Internet only to advertise their open positions. E-Cruiter Express is a quick, easy and affordable way for clients to post jobs to multiple Internet sites and introduce them to Internet recruiting and a more comprehensive hiring management system for improved recruiting efficiency. Clients only have to write a job description once, and it is ready to be advertised on numerous Internet job boards and news groups concurrently. An advertisement can easily be placed with just a click of a mouse on several job boards including PositionWatch, CAREERSpan, Internet Job Locator, Netjobs, Canjobs, Prohire, CareerMagazine and CareerExchange and Workopolis. We intend to continue to add job boards to our service so that clients can post job requisitions to additional job sites. Our write-once, post-to-many capability saves time in re-writing job requisitions and saves administrative time in making arrangements with numerous job boards.

E-Cruiter Express clients can review their applications on-line and delete unwanted applications. Clients can also electronically communicate with applicants using our proprietary e-mail system.

E-Cruiter Express is priced on a per-job posting basis and can be paid for by credit card by clients using our electronic commerce capabilities.

PAH - OUTPLACEMENT SERVICES

We currently provide outplacement services through our subsidiary, PAH. which we acquired in July 2001. PAH, which carries on business under the name Allen And Associates, is an outplacement and employment marketing firm. PAH provides professional assistance to approximately 10,000 job seekers each year in the areas of information technology, engineering, finance and marketing. The services provided to the job seeker include construction of professional resume and cover letter, industry employment research, as well as fulfillment, administrative, and clerical services.

OMNIPARTNERS--RECRUITMENT RESEARCH SERVICES

We currently provide recruitment research services through our subsidiary OMNIpartners, which we acquired in July 2001. OMNIpartners provides recruitment research, which is the outsourcing of the sourcing and screening work associated with recruiting, on a cost-per-hour basis. We believe this outsourcing formula allows clients to lower costs and gain access to specialized expertise that provides objectivity and ongoing value to the hiring process. OMNIpartners' research employees look for potential employees, interview and qualify them, and deliver all the information to the clients' HR departments. The OMNIresearch Report, delivered after completion of the recruitment assignment, details information about each individual uncovered during the search. OMNIresearch Reports may include information about candidates' work histories, technical abilities, educational backgrounds, people skills, decision-making abilities, availability and salary expectations. The client can offer to hire any of the individuals presented, at any time, for no additional charge.

REZLOGIC - EXPANSION OF HCM PLATFORM

We believe that our acquisition of RezLogic and its technology expands our HCM platform and the client value of our service offerings. It also adds to our continued expansion and consolidation efforts across North America.

Through RezLogic we provide an online recruiting suite of products and services to corporations, staffing agencies, executive recruiters, contingent placement firms and independent recruiters. We believe that RezLogic's products help companies manage and optimize the acquisition cycle. RezLogic's technology is designed to eliminate paperwork from the recruiting process with key innovations, including automated e-mail input, streamlined resume capture, document extraction and processing, and integrated graphical reports. In addition, RezLogic's products provide requisition management, resume processing capabilities, candidate tracking and efficiency reports, and EEO management, all in a fully integrated software application. Clients can access all the capabilities of the RezKeeper system using a standard Web browser.

6FIGUREJOBS.COM - ONLINE EXCHANGE

6FigureJobs.com (and its complementary service, 6FigureMBA.com), which we acquired in October 2001 is an online exchange where job seeking candidates and recruiting companies can interact. We believe that SixFigureJobs.com customizes this experience to satisfy the needs of the upper-echelon management candidate and the companies looking to hire them. The site provides content appropriate for senior executives, directors and other managers, as well as containing job postings that meet their qualifications. We employ screening to create this exclusive community of job seekers. On the candidate side, each job seeker is reviewed before his or her resume is allowed to reside in the site's candidate database. On the recruiting side, all job openings must have a minimum aggregate compensation of $100,000.

C.         ORGANIZATIONAL STRUCTURE

We have the following wholly owned subsidiaries:

         o E-Cruiter.com USA Inc., incorporated under the laws of the State of Delaware;

         o 3451615 Canada Inc., incorporated under the Canada Business Corporations Act;

         o Paula Allen Holdings Inc., incorporated under the laws of the State of Florida, engaged in providing outplacement services;

         o OMNIpartners Inc., incorporated under the laws of the State of Florida, engaged in providing recruitment research services;

         o RezLogic Inc., incorporated under the laws of the State of Colorado, engaged in providing an online recruiting suite of products and services to corporations; and

         o 6FigureJobs.com, Inc., incorporated under the laws of the State of Delaware, engaged in providing online exchange services.

D.         PROPERTY, PLANTS AND EQUIPMENT

Our head office is located in Ottawa, at suite 300, 495 March Road, Ottawa, Ontario, Canada, where we occupy approximately 18,000 square feet and for which we pay an annual rent of approximately $504,000, or approximately $42,000 per month. Our lease for these premises expires in December 2010. These premises facilitate all our Ottawa operations, which include research and development, customer support, network operations and finance and administration.

We occupy additional premises of approximately 14,775 square feet located at Suite 200, 861 SW 78th Avenue, in Fort Lauderdale, Florida, which serve as the headquarters of OMNIpartners and for which we pay an annual rent of approximately $348,000, or approximately $29,000 per month. Our lease for these premises expires in January 2004.

In addition, we occupy premises of approximately 5,475 square feet located at 235-2600 Lake Lucien Drive, Maitland, Florida, which serve as the headquarters of PAH and for which we pay an annual rent of approximately $156,900, or approximately $13,075 per month. Our lease for these premises expires in October 2004.

We also occupy premises of approximately 7,300 square feet located at 397 Post Road, Darien, Connecticut, which serves as the headquarters of 6FigureJobs.com, for which we pay an annual rent of $268,000, or approximately $22,300 per month. Our lease for these premises expires in April 2002.

We believe we currently have sufficient space to accommodate future growth requirements.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read together with "Item 3. Key Information--Selected Financial Data" and our consolidated financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in "Item 3. Key Information-Risk Factors."

OVERVIEW

We are a leading provider of HCM services. We offer a combination of high-tech and high-touch services, giving clients the ability to manage their complete recruiting and outplacement needs on a single E-Cruiter platform.

Fiscal year 2001 marked an important transition for us. In addition to solidifying our leadership position in the Canadian applicant tracking market, we took significant steps to expand and diversify our revenue base and penetrate the U.S. market through several acquisitions. We also laid the basis for a new Microsoft.NET technology platform that we believe will allow us to quickly offer seamless aggregation of services across the full hire-to-retire HCM spectrum.

Revenue derived from our ATS, increased 99% to $2.7 million for fiscal year 2001, compared with $1.4 million in fiscal year 2000. Gross margins also improved significantly, to $787,133, or 26% of revenues, from $127,960, or 7% of revenues, in the prior year. Our client contract renewal rate exceeded 90%.

In the fourth quarter of fiscal year 2001, we entered into definitive agreements to acquire 100% of the outstanding shares of PAH and its subsidiaries, doing business as Allen And Associates, and 100% of the outstanding shares of OMNIpartners. These acquisitions were approved by shareholders and completed in July 2001. Subsequent to year-end, we entered into additional agreements pursuant to which we acquired 100% of the outstanding shares of RezLogic and the technology known as ResumeXPRESS, owned by Gonyea Career Marketing Inc.

We believe these acquisitions will significantly contribute to our success. For the 12 months ended May 31, 2001, pro forma revenues would have been $24.9 million, with gross margins of $15.4 million and a pro forma net loss of $15.6 million.

Our expanded product and service offerings reach well beyond our traditional area of applicant tracking, as we move forward with our strategy of offering hire-to-retire services to the HR community and to individuals seeking to take the next step in their careers. In addition to selling ATS to the corporate HR market, we now offer recruitment research (retained hourly search), corporate outplacement services, HR information system, or HRIS and enterprise resource planning, or ERP system integration, and a host of professional services providing consulting and business process outsourcing for HR. We also offer ATS and recruitment support to the staffing industry, and provide career transition counseling, resume writing and distribution, and targeted opportunity research to individuals.

A.         OPERATING RESULTS

The following table sets forth certain statement of income data as a percentage of revenue for the periods indicated:

                                                           YEAR ENDED MAY 31,
                                                           ------------------
                                                1999              2000               2001
                                                ----              ----               ----
                                                 %                  %                 %
Revenue...................................     100.0             100.0              100.0
Cost of revenue...........................      60.6              92.7               74.4
Gross Profit..............................      39.4               7.3               25.6
Expense...................................
    Selling...............................      58.5              92.7               74.4
    Marketing.............................      43.8             114.9               46.9
    General and administration............      44.2              80.0               66.4
    Research and development..............      43.3             140.4              108.6
Other income                                     1.2              43.8               24.8
Other expense                                    8.8              39.4                2.1
Net loss                                       158.1             416.4              248.0


Fiscal year ended May 31, 2001 compared to fiscal year ended May 31, 2000.

Revenue

Total revenue for the fiscal year 2001, increased 76% to $3,078,989, compared with revenue of $1,752,730 for the year ended May 31, 2000. This growth in revenue is primarily attributable to increased sales in the third and fourth quarters, in which orders exceeded $1 million per quarter.

Revenue particularly increased due to an increase in ATS subscriptions, doubling from the previous year to $2,712,377. Driven by the need to improve their time to hire and quality of hire, clients are embracing the use of Web-based technologies to improve the efficiency and effectiveness of the hiring process. Inco Limited, Descartes Systems Group Inc., Nova Scotia Power Corporation and Sympatico-Lycos Inc. all adopted the E-Cruiter platform to streamline their recruiting processes. In fiscal year 2001, we entered into 73 contracts for ATS subscriptions, with an average contract value of $31,746, compared with 68 contracts with an average value of $34,985 for fiscal year 2000. We also entered into a total of 179 contracts for additional services, with an aggregate value of $599,473 compared with contracts for an aggregate of $88,032 in fiscal year 2000. These additional service contracts include any job postings or professional services that were above the scope of the initial contract. The significant increase in the provision of these services reflects the high level of satisfaction of our client with our product and service offering.

Revenues from E-Cruiter Express services decreased 6% to $366,612 in fiscal year 2001, compared with $388,912 in fiscal year 2000, as we redirected resources away from the lower-margin Express product and focused more on the higher-margin Enterprise solution. Active sales efforts of the Express product were terminated in December 2000.

In the coming fiscal year, we expect to concentrate our sales efforts on expansion into the U.S. market, through our network of subsidiary offices and more than 26 direct sales personnel.

Cost of Revenue

Cost of revenue includes costs of network operations, client support and charges relating to third-party services. Cost of revenue in fiscal year 2001 increased 41% to $2,291,856, compared with $1,624,770 in fiscal year 2000.

Costs relating to our network operations increased 24% to $938,227 in fiscal year 2001, compared with $758,458 in fiscal year 2000. This increase is primarily attributable to an increase in depreciation costs relating to our investment in network infrastructure and capacity. Our live site is now hosted in a state-of-the-art facility with full environmental controls and redundancies, and a complete Microsoft.NET underpinning infrastructure. The higher costs also reflect increased salaries relating to an increase in personnel in our network center.

Client support costs increased 43% to $779,242 for fiscal year 2001, compared with $543,824 for fiscal year 2000. This increase is primarily attributable to the increase in our support staff as we added more resources in anticipation of increased business volume in the latter half of fiscal year 2001, resulting from a distribution agreement with ADP Canada. However, this agreement did not generate the level of revenue that we originally anticipated, and the support staff was accordingly reduced toward year-end.

Charges by third-party service partners, whose products are made available to clients via the E-Cruiter software, increased 78% to $574,387 for fiscal year 2001, compared with $322,488 in fiscal year 2000. These third-party products include postings to Internet job boards, reference and background checks, and candidate assessment tools.

Overall, the improvement of our gross margins reflects the investments we made in the past to develop a highly scalable infrastructure able to support a significant increase in volume. As a result, the increase in revenue has not incurred a proportional increase in cost of revenues. Management expects this trend to continue in the future.

Expenses

To maintain the level of growth that we have experienced to date, and to position ourselves for future growth, expenses were maintained at prior-year levels for much of fiscal year 2001. Total expenses increased 22% to $9,123,047 for fiscal year 2001, compared with $7,502,709 for fiscal year 2000. Expenses were divided into selling, marketing, research and development, and general and administrative.

In January 2001, we relocated to a new facility in Ottawa (formerly Kanata), Ontario. This relocation enabled us to bring our entire team in one location, and provided us with the capacity for future growth. In addition, relocation provided us with presence in the heart of the local high-technology area, increasing our profile within a significant target market. The new facility resulted in an increase of $117,624 in depreciation expense, as leasehold improvements from the legacy locations were written off and leaseholds relating to the new location were amortized. These costs were allocated across all functional areas based on relative head count.

The other changes in total expenses from fiscal year 2000 to fiscal year 2001 are as follows:

         o Selling expenses increased 41% to $2,289,273 in fiscal year 2001, compared with $1,625,434 in fiscal year 2000. The increase was attributable primarily to increased salaries as we expanded our direct sales force. The increase in the number of contracts also resulted in a higher commission expense. In addition, expansion into the Calgary, Vancouver and Montreal markets resulted in a significant increase in facilities-related costs for our sales force.

         o Marketing expenses decreased 28% to $1,444,879 in fiscal year 2001, compared with $2,014,684 in fiscal year 2000. Following our initial public offering in December 1999, significant efforts were made to develop brand-name recognition in the Canadian marketplace. These efforts were reduced to more of a maintenance mode throughout fiscal year 2001, as we believed that we were now well recognized as the leading supplier of Web-based recruiting solutions in Canada.

         o General and administrative expenses increased 46% to $2,043,930 for fiscal year 2001, compared with $1,401,901 for fiscal year 2000. This increase is primarily attributable to an increase in expenses relating to us being a public company including significant increases in audit fees, legal fees, investor relations and directors and officers liability insurance.

         o Research and development expenses increased 36% to $3,344,965 for fiscal year 2001, compared with $2,460,600 in fiscal year 2000. This increase is primarily attributable to the continued expansion of our research and development capability, hiring additional personnel according to needs and engaging outside consultants for specific projects. The increase in research and development expenses also reflects depreciation costs resulting from our investment in additional capital resources for the research and development group. We also invested in implementing a new Rapid Application Development, or RAD process after the release of E-Cruiter 3.0 in November 2000. The new RAD process takes client-server software industry best practices and gears them to regular, quick releases of Web-based software. The process resulted in a marked improvement in speed and quality to market, demonstrated through the releases of E-Cruiter 3.1 in March 2001, E-Cruiter
                  3.2 in June 2001 and E-Cruiter 3.3 in September 2001.

Other Income and Expenses

Other income and interest income includes $560,980 of interest income earned on excess cash held during the fiscal year, foreign exchange gains on U.S. cash holdings of $45,010 and a gain on disposal of fixed assets of $158,557. In fiscal year 2000, we sold CareerBridge.com, our regional job board, to Thomson Canada Limited. We continue to receive specific non-monetary benefits over a three-year period.

Other expenses include $27,313 in interest charges relating to various capital leases and the term loan with the Royal Bank of Canada, and $38,251 in provincial capital taxes.

Net Loss

Our net loss increased 5% to $7,636,921, or $0.99 per share for fiscal year 2001, compared with a net loss of $7,298,403, or $1.29 per share for fiscal year 2000. To maintain the level of growth that we experienced to date, and to position ourselves for future growth, we continued to invest in additional selling efforts and research and development initiatives. To remain competitive in the markets in which we operate, we believe it is necessary for us to continue investing in our technological advantage and our sales efforts.

Fiscal year ended May 31, 2000 compared to fiscal year ended May 31, 1999.

Revenue

Revenue increased 25% to $1,752,730 for fiscal year 2000, compared with revenue of $1,399,557 for fiscal year 1999. Sales were particularly strong in the third and fourth quarters of fiscal year 2000. During this period we received in excess of $2,003,000 in orders, compared with $775,000 received in the first half of fiscal year 2000. This increase in revenue reflects our successful increased sales and marketing efforts following our initial public offering.

Revenue from E-Cruiter Enterprise services increased 25% to $1,363,818 in fiscal year 2000 compared with $1,094,632 in fiscal year 1999. During fiscal year 2000, we focused our sales efforts on mid-and large-sized companies. We competed for and won several significant new accounts during the year including Home Depot Canada, Zurich Canada, KPMG Canada, Sony Music Canada, Watson Wyatt World Wide and Ballard Power Systems Inc. We entered into 68 contracts for an aggregate value of $2,379,000 and average value of $34,985 in fiscal year 2000 compared with 49 contracts valued at an aggregate value of $1,184,000 and average value of $24,163 in fiscal year 1999.

Revenue from the sale of E-Cruiter Express services increased from $305,013 in fiscal year 1999 to $388,912 in fiscal year 2000, an increase of 28%. This reflects our increased telesales effort during the year.

Sales of our E-Cruiter Express job posting service through the Worklife Solutions Inc. and the AltaVista Live! Careers channel were not as high as expected. The content-partner arrangement with Worklife Solutions Inc. for access to AltaVista Live! Careers channel was terminated subsequent to year-end.

Cost of Revenue

The cost of revenue in fiscal year 2000 increased 91% to $1,624,770, compared with $848,769 in fiscal year 1999. These costs include network operations, client support and charges for posting to third-party job boards. The change in each of these expenses from fiscal year 1999 to fiscal year 2000 is explained as follows:

         o The cost of supporting our network operations center increased 73% to $758,458 in fiscal year 2000, compared with $438,744 in fiscal year 1999. This largely reflects an increase in personnel. The higher costs also reflect higher depreciation charges related to our investment in network infrastructure to achieve scalability and better-than-average data redundancy and reliability. We made these investments in anticipation of increased business volume in fiscal year 2001 and beyond.

         o Client support expenses increased 63% to $543,824 in fiscal year 2000, compared with $333,093 in fiscal year 1999. This reflects the addition of several new client support personnel including individuals for our career site design team. We increased career site design staff in response to strong client demand for our leading-edge recruiting portals. We continue to maintain a "relationships first" approach with our clients in order to achieve high average client satisfaction. The annual renewal rate approached 80% in fiscal year 2000.

         o Charges by third-party posting companies increased 319% to $322,500 in fiscal year 2000, compared with $76,932 in fiscal year 1999. This reflects the introduction of new posting services for our Enterprise and Express customers.

Expenses

To achieve our growth in fiscal year 2000, and to position ourselves for future growth, our expenses increased substantially compared with fiscal year 1999. Total expenses increased 182% to $7,502,709 in fiscal year 2000, compared with $2,656,750 in fiscal year 1999. Expenses are divided into the following categories: selling, marketing, research and development, and general and administrative. The change in total expenses from fiscal year 1999 to fiscal year 2000 is explained as follows:

         o Selling expenses increased 99% to $1,625,434 for fiscal year 2000, compared with $818,601 for fiscal year 1999. This increase was attributable to an increase in our direct sales force both for the E-Cruiter Enterprise and E-Cruiter Express product lines.

         o Marketing expenses increased 229% to $2,014,684 for fiscal year 2000, compared with $612,796 for fiscal year 1999, primarily as a result of advertising promotion in the Canadian marketplace. We believe that as a result of our marketing efforts during fiscal year 2000 we are now recognized as a leading supplier of Internet recruiting solutions in Canada. During the fiscal year 2000 we spent $1,040,000 on advertising, compared with $112,421 in 1999.

         o An increase in general and administrative expenses also contributed to the overall increase in expenses for fiscal year 2000. General and administrative expenses increased 126% to $1,401,991 in fiscal year 2000, compared with $619,265 in fiscal year 1999. A portion of the increase relates to additional recruiting efforts to bring our staffing complement from 36 employees to a total of 79 by the end of the year. The higher costs also partially reflect the costs of being a public company, which include higher accounting and legal costs and higher costs for directors and officers liability insurance. During the year we also entered into a consulting services arrangement with SC Stormont Corporation for financial and business advisory services and incurred costs of $78,333 in connection with these services.

         o Research and development expenses increased 306% to $2,460,600 in fiscal year 2000, compared with $606,088 in fiscal year 1999. We significantly increased our research and development capabilities during the year by adding 14 personnel and hiring specific consultants where required. A more rigorous product management and development process was implemented during the year and we also completed two significant product upgrades.

Other Income and Expenses

Other income and interest income includes interest earned on excess cash held during the year and a gain of $311,563 on the sale of CareerBridge.com, our regional job board, to Thomson Canada Limited during fiscal year 2000. As consideration for the sale, we have received and will receive specific non-monetary benefits over a three-year period.

Other expense includes interest and amortization charges related to convertible promissory notes that were outstanding for the first six months of fiscal year 2000. Upon completion of our initial public offering, these notes were converted into common shares and, as a result, there was no such expense in the latter half of the year. Interest expense also includes charges on a term loan with the Royal Bank of Canada and interest on various capital leases.

Net Loss

Our net loss for fiscal year 2000 was $7,298,403, or $1.29 per share, compared with a net loss of $2,212,410, or $0.57 per share, in fiscal year 1999. This largely reflects a higher level costs in sales and marketing, infrastructure and research and development.

IMPACT OF FOREIGN CURRENCY FLUCTUATIONS

For information pertaining to the impact that foreign currency fluctuations may have on us please see "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

B.  LIQUIDITY AND CAPITAL RESOURCES

Our capital requirements have exceeded cash flows from operations for the fiscal year primarily as a result of significant investments in our business. However, we still have approximately $5.5 million available. Based on current operational requirements, management believes that cash amounts currently available to us are sufficient to satisfy working capital needs over the course of the next fiscal year. However, as we continue our efforts to achieve growth and by implementing our acquisition strategy and otherwise, additional working capital may be required. To that end, we are actively pursuing several alternatives to raise additional funds.

As part of our growth and expansion strategy, we have reduced our expenditures to align with revenues and cash flows. It is anticipated that we will achieve cash-flow break even early in fiscal year 2002 and achieve operational break even by the end of the fiscal year 2002.

Cash used for operating activities in the year was $7,285,095. Our net loss of $7,636,921 was partially offset by non-cash charges for depreciation and amortization. However, an increase in working capital needs resulted from changes in our method of invoicing our clients. In previous fiscal years, clients were invoiced the full cost of their contracts upon signature, which resulted in high deferred revenues. In fiscal year 2001, we changed our billing policy to monthly invoicing as a result of market pressures, which resulted in a significant decrease in deferred revenues and accounts receivable.

Capital asset purchases for fiscal year 2001 were significant, amounting to $1,165,432. These investments related primarily to furniture, fixtures and leasehold improvements for our new facility. Management expects that the level of capital expenditures will decrease significantly in the coming fiscal year, although limited additional investment in capital assets will be required to maintain the same service levels on our application network infrastructure.

These cash shortfalls were financed primarily through the disposal of short term investments. Excess cash is invested in an investment trust established by a Canadian chartered bank, which holds various short term, low-risk instruments that accrue interest daily. We can withdraw funds held in trust without penalty at any time.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We continue to invest significant capital in product development and refinement. For the fiscal years ending May 31, 1999, 2000, and 2001, we spent $606,088, $2,460,600 and $3,344,965, respectively, on research and development efforts. It is our policy to expense all research costs as incurred. Development costs are expensed in the year incurred unless a development project meets the criteria under Canadian GAAP for deferral and amortization. No amounts have been capitalized to date.

D.  TREND INFORMATION

Human capital management - defined as the full array of services, technologies and processes used by an organization to manage its human resources from the time it first identifies a requirement for an employee to an eventual retirement or layoff, is a large and rapidly growing market presenting opportunities for companies that provide both employers and employees with the right mix of technologies and services.

The labor market in both the U.S. and Canada is one of the country's largest marketplaces. However, it is largely inefficient and has been slow in adapting new technologies and processes that have galvanized most other markets. We believe that at the same time, despite economic slowdown and current market conditions, the labor market's supply-and-demand equation is becoming increasingly unbalanced, with an increasing demand for talent, highly skilled qualified personnel. Demographics in North America and Europe indicate that this imbalance will not be corrected in the near future.

The labor market is also becoming increasingly dynamic. Highly talented personnel is able to freely move from one company to another, from one region to another and even from one country to another. Human capital is expected to drift inexorably to where it commands the best return. This is driving down average tenure rates, the length of time an employee spends at any one company before moving on to the next opportunity. This increased mobility forces companies to deal with more churn in their workforces and recruit additional new talents to keep pace.

The current economic slowdown, especially in the technology sector, has somewhat slowed the recruiting scene, while increasing demand for outplacement services. We believe that the inevitable economic recovery, however, will bring with it an escalation in the corporate competition for talent. Companies will continue to place an acute premium on identifying, recruiting, retaining and rewarding the human capital they need to succeed.

At the same time as these twin forces of human talent scarcity and mobility are making it more challenging for employers to attract and retain the skilled personnel they require, the burden and cost of administering those employees are increasing. New administrative requirements are proliferating. In all western jurisdictions and especially the U.S., employers must now comply with a bewildering array of regulatory issues, ranging from discrimination and harassment to health and safety to equitable policies on the whole spectrum of compensation and employment conditions. Consequently, costs incurred by corporations associated with satisfaction of their HR requirements are rapidly outgrowing most other costs. One of the largest components of the HR costs in the U.S. is health care benefits, and the cost of providing them to employees is rising several times faster than the cost of living.

Organizations constantly endeavor to reduce their HR costs. While companies may be doing little so far to react to external factors, they are succeeding at decreasing the size and lowering the cost of the HR function itself. This cost-containment pressure mandates HR professionals to increase their efficiency, do more with less, and improve the return they deliver on a shrinking budget. At the same time, acknowledging that the most successful corporations are those with the best HCM processes, HR professionals are also being driven to be more strategic and to develop and manage processes that improve corporate performance rather than just keep track of employees.

As with most other markets facing new dynamics and challenges, the HCM market is turning to new technologies and processes to improve efficiencies and allow HR managers to concentrate on core competencies and strategic planning.

The Internet has already revolutionized one key element of the hire-to-retire HCM. Over the past five years, companies have harnessed their own Web sites and external services to the critical task of recruiting new talent. We believe that hiring management portals, such as ours, and job posting boards were key tools in the intense corporate competition for talent through the late 1990s, allowing companies to quickly post their job openings and screen new candidates as soon as they became available. We also believe that these tools have continued to be useful even as economic tides have turned, as companies manage employee churn, continue recruiting for some positions, and strive to maintain their employment brand images in the market.

We believe that the penetration of new technologies, particularly the Internet, into the HCM market has only just begun. A proliferation of point solutions, custom internal databases and stand-alone external offerings is beginning to give way to consolidated platforms that integrate all the technology requirements of the complete hire-to-retire spectrum. We believe that the demand for technology-enabled services that facilitate the consolidation of employment-related business processes will increase as companies seek to outsource the management of solutions in favor of focusing on core strategic tasks.

We are in the process of transforming ourselves from a point solution that helped companies hire new employees into a business process aggregator, offering seamless management of employment processes from hire to retire with a combination of high-tech and high-touch platforms and services.

That process gained considerable traction in this past fiscal year as we added to our capabilities at the hiring end of the spectrum with the acquisition of RezLogic and OMNIpartners. We also added capabilities at the other end of the spectrum, employee separation, with the acquisition of the outplacement group of companies PAH and its subsidiaries, which carry on business as Allen And Associates. These acquisitions also gave us professional staff and offices in 20 locations in North America, bringing expanded service capability to our existing technology solutions.

The human capital value chain consists of four parts, the acquisition, integration, optimization and separation of human capital. Acquisition includes functions such as planning, sourcing, assessment and hiring. Integration covers administrative tasks such as benefits, payroll and compensation. Optimization focuses on the deployment, professional development and retention of employees, while separation involves the outplacement of employees through retirement or layoff. With effective capabilities in the first and last of these four areas, we believe that we will focus this coming fiscal year on expanding our capabilities in the middle two areas through further acquisitions and partnerships with established suppliers.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

The following table lists the name, age and position held by each of our executive officers and directors as of November 30, 2001:

Name                          Age          Position
----                          ---          --------
John Gerard Stanton           53           Director
Michael Mullarkey             33           Chairman of the Board of Directors,
                                           Chief Executive Officer
Robert Richards               43           Executive Vice President, Strategy
Paul Haggard                  49           Chief Financial Officer
Andrew Hinchliff              36           Vice President Sales
David Padgett                 59           Senior Vice President, Recruiting
                                           and Career Services
Arthur Halloran               55           President, Chief Operating Officer
                                           and Director
Matthew Ebbs                  36           Director
Michael A. Gerrior            51           Director
Tom Danis                     54           Director
Cholo Manso                   38           Director

John Gerard Stanton co-founded us in May 1996, and he had been our President, Chairman of the Board of Directors and Chief Executive Officer since our inception. In April 2001, Mr. Stanton resigned as President and Chief Executive Officer but remained as Chairman. In November 2001, Mr. Stanton ceased to serve as our Chairman of the Board of Directors and currently serves as one of our

Directors. In 1986, Mr. Stanton founded an out-placement services business, Drake Beam Morin (Ottawa) Inc., which he operated until March 1998. From 1985 to 1989, Mr. Stanton operated Stanton and Associates, a regional executive search firm that specialized in high technology searches. From 1978 to 1984, Mr. Stanton was Vice President of Human Resources for Mitel Corporation, a company that designs and sells telecommunications equipment and semiconductor devices. Mr. Stanton received his Bachelor of Arts from Carleton University in 1972.

Michael Mullarkey has been our Chairman of the Board of Directors since November 2001 and Chief Executive Officer since April 2001. From April 2001 to November 2001 Mr. Mullarkey served as our President. From 2000 to April 2001, Mr. Mullarkey was the President and Chief Executive Officer of PAH a full service outplacement firm in the United States, which we acquired in April 2000. From 1998 to 1999 Mr. Mullarkey was the co-founder and managing director of information technology Mergers & Acquisitions, LLC, an investment capital group managing private equity funding and investing in emerging technology markets and organizations. From 1997 to 1998, he was the senior vice president of sales and marketing for Allin Communications Corp., a publicly traded enterprise solution provider. From 1989 to 1997, Mr. Mullarkey was vice-president and general manager at Sony Corporation of America, the US subsidiary of Sony Corporation.

Robert Richards has been our Executive Vice President of Strategy since November 2001. From August 2000 to November 2001 Mr. Richards served as our Chief Operating Officer. Prior to this, he was our Director of Strategic Alliances since February 1999. Mr. Richards joined us in June 1997 and has been responsible for sales, marketing and product management over the course of his employment with us. From September 1996 to June 1997, Mr. Richards was the Vice President of Technical Marketing for Noram Corporation, a design and manufacturing company, where he was the principal corporate representative in implementing a strategic joint venture between a Canadian high technology start-up and the Polish division of Daimler-Benz. From December 1994 to August 1996, Mr. Richards was the President and owner of a brand marketing company, Sursun International Inc. From January 1991 to November 1994, Mr. Richards provided consulting services to Northern Telecom, Consumers Distributions, Statistics Canada, Canada Customs and Revenue Agency, Canada Post and Scouts Canada. Mr. Richards received his Bachelor of Science in Co-op Applied Physics from the University of Waterloo in 1983.

Paul Haggard has been our Chief Financial Officer since November, 2001. He is in charge of our financial and administrative affairs. From May 2000 to May 2001, Mr. Haggard was the Chief Financial Officer for Applied Programming Solutions Inc. and was responsible for accounting, finance, legal, facilities, administration and human resources. From September 1997 to March 2000 Mr. Haggard served as the Chief Financial Officer of Interim HealthCare Inc. At Interim HealthCare Inc. he was responsible for all corporate finance functions including accounting, reimbursement, tax, risk management, treasury, business development and facilities. Mr. Haggard holds a Bachelor Business Administration from the University of Miami.

Andrew Hinchliff joined us in November 2000, as our Vice President, North American Sales. He was previously employed by Dell Computer Corporation from September, 1997 to November 2000 where he recently held the position of Manager for Canada, Preferred Accounts, Dell Canada. From March 1997 to July 1997, Mr. Hinchliff worked for Minacs doing call center consulting. From March to December 1996, he was the national account manager at Sprint Canada and from 1993 to 1995 he was the Director of Sales for Telroute Communications Inc. Mr. Hinchliff received his Honors Bachelor of Arts degree in Economics from the University of Toronto in 1988.

David Padgett has been our Senior Vice President, Recruiting and Career Services since November, 2001. From 1996 to 2001 Mr. Padgett was the General Manager of PAH, one of the companies that we recently acquired. He is responsible for the sales of our career transition services under the Allen And Associates brand. From 1991 to 1996 he was employed by Data Switch Corporation as the Area Sales Vice President of the Southeast and Southwest territories. Mr. Padgett holds a Bachelor of Arts degree from the University of North Carolina.

Arthur Halloran has been our President and Chief Operating Officer since November 2001 and a member of our Board of Directors since May 2001. From 1989 to present Mr. Halloran has been with Sony Electronics Inc. with his most recent position being Senior Vice President, Specialty Sales and Marketing where he was responsible for the retail operations and incentive marketing. From 1999 to 2000, Mr. Halloran was the President, Business Solutions responsible for mobilizing all Sony Electronic business units. From 1990 to 1999, Mr. Halloran was the Vice President, Diversified Markets responsible for the non-retail/non-traditional markets of Sony Electronics. Mr. Halloran has a Bachelor of Arts degree from Jersey City State College.

Matthew Ebbs has been a member of our Board of Directors since October 1999. Presently, Mr. Ebbs is the Recovery Service Manager with Export Development Corporation. Until October 2001, Mr. Ebbs was the Chairman, Chief Executive Officer and a director of LuxurySquare.com Corporation, an electronic business and online catalogue company. From January 1998 to April 2000, Mr. Ebbs had been a member of Perley-Robertson, Hill & McDougall, our Canadian legal counsel. From February 1993 to December 1997, Mr. Ebbs was a lawyer at the firm of Ebbs and Ebbs. Mr. Ebbs received a Bachelor of Arts from Carleton University in 1987 and his Bachelor of Laws from the University of Ottawa in 1990.

Michael A. Gerrior has been a member of our Board of Directors since April 2001. From 1988 to present, Mr. Gerrior has been with Perley-Robertson, Hill & McDougall LLP, a law firm of which he is a member. Mr. Gerrior assists his clients with mergers and acquisitions, securities matters and corporate governance. He has concluded private placements, venture capital transactions, and public offerings on various exchanges, including NASDAQ, CDNX, TSE, and ME. Mr. Gerrior is also a board member of the Ottawa Senators Hockey Club.

Tom Danis joined our Board of Directors and audit committee in July 2001. Mr. Danis is an Executive with Aon Group Insurance. During 2001 Mr. Danis was the Market Area Leader for Southern California, with Aon Risk Services responsible for the offices in this area. From 1993 to 2000 Mr. Danis was the Managing Director of the Mergers & Acquisitions Practice Global Head Senior Executive of Sales in charge of the sales offices of the mid-River area of Aon Risk Services. Mr. Danis serves on the Board of Directors of International Wire Group, Inc., which is a privately held company that manufactures wires for sale to computer and date communications companies. Mr. Danis has a Bachelor of Arts degree from St. Louis University.

Cholo Manso joined our Board of Directors and audit committee in July 2001. He is the Chief Executive Officer of Zivex Technology Solutions Inc. an Information Technology utility infrastructure provider. From March 2001 to October 2001, Mr. Manso was the Chief Executive Officer of ThunderStore (North America) Inc. where he was responsible for the software distribution channel for proprietary ThunderStore content security in North America. From 1999 to 2001, Mr. Manso was the President of Avemore International Inc. which is a consulting company that focuses on advising angel investors. From 1996 to 1999, Mr. Manso was the Chief Executive Officer and founder of Quarterdeck Consulting Inc., a company that specialized in sales of security software, hardware, consulting and maintenance services to the Canadian Federal Government and the private sector.

B.  COMPENSATION

During the fiscal year 2001 we compensated our officers as set forth in the table below. Compensation includes salary, health care benefits and, where applicable, bonuses, parking, car allowances and professional accounting and tax services.

                                                   ANNUAL COMPENSATION
                                                          (CDN$)
                          FISCAL                     BONUS OR
NAME                      YEAR          SALARY       COMMISSION      OTHER
----                      ----          ------       ----------      -----

John Gerard Stanton       2001          $146,663            -        $9,720(1)
                                        45,000(5)                    $1,656(2)
                                                                     $3,235(3)
Michael Mullarkey (6)     2001               -              -               -
Robert Richards           2001          $108,917            -        $9,459(1)
                                                                     $1,839(3)
Andrew Hincliff           2001          $90,115         $48,077             -
Kimberly Layne (7)        2001          $104,000            -        $1,200(2)
                                                                     $3,069(3)
Jeff Potts (8)            2001          $79,250             -        $1,902(3)
                                                                     $1,200(2)
Natalie Prowse (8)        2001          $48,500         $75,000      $2,306(3)

(1) Car Allowance
(2) Paid Parking
(3) Employee Health Benefits
(4) None of the Named Executive Officers received restricted shares, long-term incentive plan payments or other forms of long -term compensation during fiscal year 2001
(5) Consulting Fees
(6) Shall be entitled to receive a salary upon the earlier of January 1, 2002 or the time at which we cease to incur losses
(7) Employment discontinued subsequent to May 31, 2001
(8) Employment discontinued during fiscal year 2001

We do not provide cash compensation to our directors. Our directors who are not employees, are eligible to be reimbursed for their reasonable expenses incurred in attending meetings of the Board of Directors and its committees. During fiscal year 2001, however, we did not pay any amounts to our directors for expenses incurred in attending meetings.

Our officers and directors are eligible to receive stock options, pursuant to our stock option plans, to purchase common shares. During the last fiscal year we granted the following options to our directors and officers.

                        Number of Options to                               Expiration Date
                             Purchase                                       of Options
                          Common Shares            Exercise Price         (month/day/year)
                          -------------            --------------         ----------------
John Gerard Stanton            200,000                US $3.65                09/05/05
                               100,000                US $1.00                03/22/06
Michael Mullarkey                 -                       -                       -
Robert Richards                100,000                US $3.65                09/05/05
                                25,000                US $2.00                05/18/06
Jeff Potts(1)                   35,000                US $3.65                09/01/05
Andrew Hinchliff               100,000                US $2.71                11/06/05
                                 7,000                US $2.00                05/18/06
Natalie Prowse(1)               75,000                US $3.30                08/16/05
Kimberly Layne(4)               16,323                US $1.01                12/29/05
Roderick Bryden(2)                -                       -                       -
John McLennan(3)                  -                       -                       -
Michael A. Gerrior                -                       -                       -
Matthew Ebbs                   100,000                    1.00                22/03/06


(1) Employment discontinued during fiscal year 2001
(2) Resigned as board member in April 2001
(3) Resigned as board member in March 2001
(4) Employment discontinued subsequent to May 31, 2001


Subsequent to May 31, 2001, we granted to

o Paul Haggard options to purchase 50,000 common shares at an exercise price of US $2.20 per share expiring on October 2, 2006; and

o each of Arthur Halloran and David Padgett options to purchase 100,000 common shares at an exercise price of US $2.20 per share expiring on October 2, 2006.

C.  BOARD PRACTICES

The term of office of each director is for one year with nomination taking place at the Annual General Meeting of Shareholders which is held in the fall. Our Board of Directors has an Audit Committee comprised of independent directors. During fiscal year 2001 the members of our audit committee were Matthew Ebbs, Roderick Bryden and John McLennan. The Audit Committee recommends to the Board of Directors the annual engagement of a firm of independent accountants and reviews with the independent accountants the scope and results of audits, internal accounting controls and audit practices and professional services rendered to us by such independent accountants. The Audit Committee also makes recommendations to the Board of Directors on the compensation of the President and Chief Executive Officer and Chief Financial Officer and administers our stock option plans. We do not have an Executive Committee, or a remuneration committee.

We do not provide cash compensation to our directors. Our directors who are not employees, are eligible to be reimbursed for their reasonable expenses incurred in attending meetings of the Board of Directors and its committees. During fiscal year 2001, however, we did not pay any amounts to our directors for expenses incurred in attending meetings.

We do not have service contracts with any of our directors granting benefits to these directors upon termination of office.

D.  EMPLOYEES

The following table sets forth the number of our employees at the end of each of the last three financial years by main category and activity.

                                     2001             2000           1999
                                     ----             ----           ----

Sales                                   9              14             9
Marketing                               4               7             3
Research and development               20              30             10
Professional services                   7              11             4
Operations                              6               9             4
Finance and administration              5               8             6
--------------------------              -               -             -
Total number of employees              51              79            36


As of May 31, 2001 all of our employees were based in Canada. None of our employees are represented by unions. We consider our relationship with our employees to be good and in the past have experienced no strikes or work stoppages.

E.  SHARE OWNERSHIP

The following table sets forth certain information regarding beneficial ownership of our common shares by our directors and officers as of November 20, 2001. The voting rights of our officers and directors do not differ from the voting rights of other holders of common shares.

                                  NUMBER OF COMMON                     PERCENTAGE OF
NAME AND ADDRESS            SHARES BENEFICIALLY OWNED (1)    OUTSTANDING COMMON SHARES (2)(3)
----------------            -----------------------------    --------------------------------
John Gerard Stanton(4)                  1,256,404                            7.54%
Michael Mullarkey(5)                    3,500,000                           21.13%
Robert Richards                           *                                  *
Paul Haggard                              -                                  -
Jeff Potts                                -                                  -
Andrew Hinchliff                          -                                  -
Natalie Prowse                            -                                  -
Kimberly Layne                            -                                  -
Roderick Bryden                           -                                  -
John McLennan                             -                                  -
Arthur Halloran                           -                                  -
Matthew Ebbs                              -                                  -
Michael A. Gerrior                        -                                  -
Tom Danis                                 -                                  -
Cholo Manso                               *                                  *


(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all common shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of November 20, 2001.

(2) Common shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of November 20, 2001, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3) The percentages shown are based on 16,560,718 common shares issued and outstanding as of November 20, 2001. Includes an aggregate of 2,620,655 common shares currently held in escrow pursuant to several acquisition agreement and which may be released upon the achievement of certain objectives specified in these agreements.

(4) Includes 106,666 common shares issuable upon exercise of options exercisable within 60 days of November 20, 2001.

(5) Does not include 875,000 common shares currently held in escrow, to be released to Mr. Mullarkey upon the achievement of certain profit and revenue targets specified in the acquisition agreement of PAH.

* Beneficially owns less than 1% of outstanding common shares as of November 20, 2001.

OPTION PLANS

1997 Option Plan

In April 1997, we established an option plan for our directors and employees. The intention of this plan was to develop interest in us and to provide an incentive to eligible employees and directors to help us grow and develop.

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

As of November 20, 2001, 263,482 options granted under the plan were outstanding and the exercise price of the options ranges from US $2.30 to US $9.27. No additional options have been granted under this plan since October 1999.

1999 Option Plan

In October 1999, we established a new option plan for our directors and employees. The intention of this plan was to develop interest in us and to provide an incentive to eligible employees and directors to help us grow and develop.

Eligibility for participation in this plan was originally limited to our employees and directors. For any United States directors and employees, the common shares to be optioned will be designated, at the date of grant, as either incentive stock option or non-qualified stock options. An incentive stock option is an option granted under the plan, which is designated as such and meets the definition of section 422 of the U.S. Internal Revenue Code of 1986. To meet the definition of section 422, the individual, at the time the option is granted, cannot own more than ten percent of all classes of our voting shares, unless the exercise price of the option is equal to at least 110% of the fair market value of the underlying common shares. A non-qualified stock option is an option granted under the plan, which is designated as such and does not constitute an incentive stock option within the meaning of section 422 of the U.S. Internal Revenue Code.

Under the terms of this plan, options may be granted by our audit committee of the Board of Directors. The plan provides that the terms of the option and the option price shall be fixed by the audit committee, but in any event, the option price shall not be lower than the fair market value of a common share on the date of grant of the option. Options may be exercised as to 1/3 of the optioned shares from the first anniversary from the grant of the option up to the fifth anniversary grant of the option, an additional 1/3 of the optioned shares from the second anniversary of the grant of the option up to the fifth anniversary of the grant of the option and as to the remaining 1/3 of the optioned shares from the third anniversary of the grant of the option up to the fifth anniversary of the grant of the option. The exercise period for the options may be accelerated from time to time, as determined by the audit committee. Unless otherwise specified by the audit committee, and subject to accelerated termination as provided for in the plan, options expire on the fifth anniversary of the grant of the option, provided however, that no option may be exercised after the tenth anniversary of the grant. Options issued under the plan are non-assignable and non-transferable and terminate 180 days (or such other period as the audit committee may specify) after the death, disability or retirement of a participant. Unless otherwise determined by the audit committee, if a participant's employment or services terminate for any reason other than death, disability or retirement, any options held by that participant shall thereupon terminate, except that each such option, to the extent then exercisable, may be exercised for the lesser of 60 days or the balance of such participant's term of employment.

At our shareholders meeting on October 4, 2000, we received approval to increase the number common shares reserved for issuance under this plan from 250,000 shares to 1,150,000 shares.

At our shareholders meeting held on July 26, 2001, the maximum number of common shares reserved for issuance under the plan was increased by 1,350,000 common shares to an aggregate of 2,500,000 common shares, and the plan was amended to allow us to grant stock options to employees and directors of our affiliates, including PAH, to our consultants and to consultants of our affiliates. The purpose of these amendments to the plan is to provide us with greater flexibility to attract and retain qualified individuals as employees, consultants, officers and directors and to grant options pursuant to the acquisition agreement of PAH. Management views the granting of stock options as a key component of employee compensation, retention and attraction. We also changed the name of the plan to the 2001 Amended and Restated Stock Option Plan.

As of November 20, 2001, 2,056,246 options granted under this plan were outstanding and the exercise price of the options ranges from US $1.00 to US $7.45.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

Our authorized share capital consists of an unlimited number of common shares without nominal or par value. The following table sets forth certain information regarding ownership of our common shares as of November 20, 2001, for each person known by us to own beneficially more that 5% of our outstanding common shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of common shares.

                                      NUMBER OF                 PERCENT OF
                                       COMMON                 COMMON SHARES
 NAME                             SHARES OWNED (1)          OUTSTANDING (2)(3)
 ----                             ----------------          ------------------
 Paul Champagne                       2,392,921                   14.4%
 John Gerard Stanton(4)               1,256,404                   7.54%
 Michael Mullarkey(5)                 3,500,000                   21.13%

(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all common shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of November 20, 2001.

(2) Common shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of November 20, 2001, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3) The percentages shown are based on 16,560,718 common shares issued and outstanding as of November 20, 2001. Includes an aggregate of 2,620,655 common shares currently held in escrow pursuant to several acquisition agreements and which may be released upon the achievement of certain objectives specified in these agreements.

(4) Includes 106,666 common shares issuable upon exercise of options exercisable within 60 days of November 20, 2001.

(5) Does not include 875,000 common shares currently held in escrow, to be released upon the achievement of certain profit and revenue targets specified in the acquisition agreement of PAH.

We completed the acquisition of PAH in July 2001. In connection with the acquisition of PAH we issued to Michael Mullarkey 3,500,000 common shares. An additional 875,000 common shares were also issued and are currently held in escrow, to be released to Mr. Mullarkey upon the achievement of certain profit and revenue targets specified in the acquisition agreement.

As of November 20, 2001, we had approximately 94 shareholders of record with a United States address. As of November 20, 2001, these United States record holders held approximately 11,861,851 common shares, representing approximately 71% of our then outstanding share capital.

Following the completion of the acquisition of PAH, our major shareholders, Paul Champagne, John Gerard Stanton and Michael Mullarkey, have entered into a voting agreement pursuant to which each of them agreed to vote his shares as will be determined by two of the other parties with respect to voting on various issues, including capital expenditures exceeding $250,000, disposition of our corporate assets, payment of dividends, issuance of additional shares, change in the nature of our business, amendment to our articles of incorporation, change in the number of directors and any amalgamation, reorganization, liquidation or any other fundamental corporate change. This voting agreement will terminate on July 25, 2003 or earlier if any of the parties to that agreement will cease to hold any of our shares.

Except as otherwise disclosed in this annual report, to the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government and currently there are no arrangements that may, at a subsequent date, result in a change in our control.

B.  RELATED PARTY TRANSACTIONS

Prior to fiscal 2001, we leased certain office space and receive administrative services from companies controlled by shareholders or senior management. We were charged to pay $nil, $39,382 and $190,227, for the fiscal years 2001, 2000, and 1999, respectively, in connection with this office space and administrative services.

We are also provided with research, development and other consulting services by companies controlled by shareholders or senior management. We were charged $51,648, $185,900 and $130,200 for the fiscal years 2001, 2000, and 1999, respectively, in connection with these services.

We receive advertising and financial consulting services by companies controlled by one of our directors. We were charged $50,200 in fiscal year 2000 and no charges were incurred in fiscal year 2000 in connection with these advertising services. We were also charged for the financial consulting services $167,416, $78,333 for fiscal years 2001 and 2000, respectively, and incurred no charges in fiscal year 1999. These transactions are in the ordinary course of business operations and are measured at the exchange amount of consideration paid, which management believes approximates fair market value. As of May 31, 2001 and 2000, $nil and $52,133 respectively was payable to these related companies.

We are provided with legal consulting services in Canada by a law firm of which one of our directors is a member. We were charged by that firm $100,828, $274,383, and $45,211, for the fiscal years 2001, 2000 and 1999, respectively, in connection with the legal services we received from that firm.

We receive management and consulting services by a member of our Board of Directors regarding corporate strategic direction, mergers and acquisitions and strategic product review for a term ending on December 31, 2003. We were charged $48,150, $nil an $nil for the fiscal years 2001, 2000 and 1999, respectively, in connection with these consulting services.

C.  INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

LEGAL PROCEEDINGS

From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged breach of contract by former employees, infringement of trademarks, copyrights and other intellectual property rights. We are not currently aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, operating results or financial condition.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our common shares. We do not anticipate paying any cash dividend on our common shares in the foreseeable future. We currently intend to retain all future earnings to finance operations and expand our business.

B.  SIGNIFICANT CHANGES

Due to a change in the composition of our executive officers in November 2001, we no longer meet the requirements of the definition of a "foreign private issuer" under U.S. securities laws. Except as otherwise disclosed in this annual report, no significant change has occurred since May 31, 2001.

ITEM 9.    THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS

The following table lists the high and low closing prices, in U.S. dollars, of our common shares for the years indicated as reported by the NASDAQ Small Cap Market for each year indicated below. Comparable information on trading of the common shares on the Boston Stock Exchange is not publicly available.


                   YEAR              HIGH               LOW
                   ----              ----               ---

                   2000             US$9.12            US$3.00
                   2001             US$5.00            US$0.81

The following tables list the high and low closing prices, in U.S. dollars, of our common shares as reported by the NASDAQ Small Cap Market for each full financial quarter of the periods indicated below. Comparable information on trading of the common shares on the Boston Stock Exchange is not publicly available.


   FISCAL YEAR 2000                   HIGH                       LOW
   ----------------                   ----                       ---

   Third Quarter                     US$9.12                  US$6.75
   ended February 29, 2000
   Fourth Quarter                    US$8.75                  US$3.00
   ended May 31, 2000

   FISCAL YEAR 2001                   HIGH                       LOW
   ----------------                   ----                       ---

   First Quarter                      US$4.88                   US$2.50
   ended August 31, 2000
   Second Quarter                     US$5.00                   US$0.51
   ended November 30, 2000
   Third Quarter                      US$2.25                   US$0.81
   ended February 28, 2001
   Fourth Quarter                     US$3.50                   US$0.88
   ended May 31, 2001

   FISCAL YEAR 2001                   HIGH                       LOW
   ----------------                   ----                       ---

   First Quarter                      US$3.99                  US$2.00
   ended August, 31, 2001

The following table lists the high and low closing prices, in U.S. dollars, of our common shares as reported by the NASDAQ Small Cap Market for the most recent six months and November 2001 (through November 20, 2001). Comparable information on trading of the common shares on the Boston Stock Exchange is not publicly available.

 2000                                                HIGH             LOW
 ----                                                ----             ---

 May 2001                                          US$3.50          US$1.01
 June 2001                                         US$4.69          US$3.43
 July 2001                                         US$4.16          US$2.68
 August 2001                                       US$3.95          US$2.70
 September 2001                                    US$3.99          US$2.20
 October 2001                                      US$3.75          US$2.20
 November 2001 (through November 20, 2001)         US$3.70          US$2.45

B.  PLAN OF DISTRIBUTION

Not applicable.

C.  MARKETS

Our common shares are traded in the United States on the Nasdaq Small Cap Market under the symbol "WSTM" and on the Boston Stock Exchange under the symbol "ERM."

D.  SELLING SHAREHOLDERS

Not applicable.

E.  DILUTION

Not applicable.

F.  EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

A.  SHARE CAPITAL

Not applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATIONS

SECURITIES REGISTERS

The transfer agent for our common shares is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005.

ORGANIZATIONAL DOCUMENTS

General

The following description of provisions of the Canada Business Corporations Act, referred to as the Canada Business Corporations Act, our amended and restated articles of incorporation and our by-laws does not purport to be complete and is subject in all respects to the provisions of the Canada Business Corporations Act, our amended and restated articles of incorporation and our by-laws.

We were incorporated on May 24, 1996 under the Canada Business Corporations Act. Under the Canada Business Corporations Act, we have the capacity and the rights, powers and privileges of a natural person.

Our authorized share capital consists of an unlimited number of common shares. As of November 2001, 16,560,718 common shares were issued and outstanding of which 2,620,655 were held in escrow pursuant to several acquisition agreements.

Board of Directors

Our articles of incorporation provide that the Board of Directors may (i) borrow money on our credit, (ii) issue, re-issue, sell or pledge our debt obligations,
(iii) give a guarantee on our behalf to secure performance of an obligation of any person and, (iv) mortgage, hypothecate, pledge or otherwise create a security interest in any or all property of ours, owned or subsequently acquired, to secure any obligation of ours.

The Canada Business Corporations Act provides that the Board of Directors may vary these borrowing powers by passing a resolution to that effect and subsequently submitting the amendment of our shareholders at the next meeting of shareholders (at which point the shareholders may confirm, reject or amend the amendment).

The Canada Business Corporations Act provides that a director who is materially interested in a contract or transaction may not vote on any resolution to approve the contract or transaction unless the contract or transaction (i) relates primarily to the director's remuneration as our director, officer, employee or agent or as a director, officer, employee or agent of an affiliate of us, (ii) is for indemnity or directors' and officers' insurance as permitted by the Canada Business Corporations Act, or (iii) is with an affiliate.

Description of Common Shares

Holders of our common shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders, including the election of directors. Holders of our common shares do not have any cumulative voting rights. Accordingly, holders of a majority of our common shares entitled to vote in any election of directors may elect all of the directors standing for election.

Holders of our common shares are entitled to receive dividends, if any, as may be declared by the Board of Directors out of legally available funds. In the case of our liquidation, dissolution or winding-up, the holders of our common shares are entitled to receive ratably our net assets available after the payment of all debts and liabilities and subject to the prior rights of any outstanding preferred stock.

Holders of our common shares have no pre-emptive, subscription or conversion rights. There are no redemption of sinking fund provisions applicable to our common shares.

Subject to the Canada Business Corporations Act, in the event that we were to issue a different class of our equity shares, the holders of our common shares would be entitled to vote separately as a class and to dissent on a proposal to amend our articles of incorporation to:

         o        change the maximum number of authorized common shares;

         o increase the maximum number of authorized shares of any class or series of a class having rights or privileges equal or superior to our common shares;

         o add, change or remove the rights, privileges, restrictions or conditions attached to our common shares;

         o increase the rights or privileges of any class of shares having rights or privileges equal or superior to the common shares;

         o effect an exchange or create a right of exchange of all or part of our common shares into another class of shares;

         o constrain the issue, transfer or ownership of our common shares or change or remove this constraint;

         o effect an exchange, reclassification or cancellation of our common shares; or

         o create a new class or series of a class of shares equal or superior to our common shares.

Rights of Shareholders under the Canada Business Corporations Act

In accordance with the provisions of the Canada Business Corporations Act, the following amendments of rights of holders of our common shares requires the approval of at least two-thirds of the votes cast by the holders of common shares voting at a special meeting of the holders:

         o an amendment to our articles of incorporation to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

         o an amendment to our articles of incorporation to add, change or remove any restriction on the business or businesses that we may carry on;

         o        a reorganization of our share capital;

         o        an amalgamation;

         o        a transfer of all of our property to another corporation;

         o an exchange of our securities for money, property or other securities of that corporation or another corporation;

         o        our liquidation or dissolution;

         o        our continuation under the laws of another jurisdiction;

         o        our voluntary wind-up;

         o the carrying out of a going-private transaction or squeeze-out transaction;

         o a sale, lease or exchange of all or substantially all of our property other than in our ordinary course of business; and

         o a reduction of our stated capital account, which records the full amount of any consideration received by us for each class and series of shares.

Meetings of Shareholders

Holders of our common shares are entitled to receive notice of and attend all annual and special meetings of our shareholders, other than separate meetings of holders of any class or series of shares, and to one vote for each common share held at such meetings.

The Canada Business Corporations Act provides that the directors shall call an annual shareholders' meeting not later than 15 months after the last preceding annual shareholders' meeting and that the directors may call a special shareholders' meeting at any time. The Canada Business Corporations Act provides that, subject to the two exceptions below, a written resolution of all the shareholders entitled to vote at a shareholders' meeting is as valid as a resolution passed at a shareholders' meeting and a written resolution dealing with all the matters required to be dealt with at a shareholders' meeting satisfies the statutory requirement to hold such a meeting. A written resolution of all the shareholders may not be used in lieu of a shareholders' meeting when the shareholders will deal with the resignation, removal or replacement of a director or the auditor, or a resolution not to appoint an auditor, and the director or auditor submits a written statement to us on the matter.

We are required to give notice of the time and place of an annual or special meeting of shareholders to:

         o all shareholders who appear on our or our transfer agent's register as of a fixed record date, which date cannot be more than 50 or less than 21 days prior to the meeting, or if no record date is fixed by the Board of Directors, the business day immediately preceding the day on which notice for the shareholders' meeting is given;

         o        all directors; and

         o        our auditor.

For a special shareholders' meetings, we are also required to provide a description of the special business to be discussed at the meeting and a copy of the special resolution to be passed. Notice of a shareholders' meeting can be waived, or a shareholders' meeting can take place without prior notice if all those entitled to receive such notice are present in person or represented by proxy at such meeting.

In accordance with our by-laws, the quorum requirements for a meeting of the holders of common shares are met if at least one-third of the common shares entitled to vote at a meeting are represented either in person or by proxy.

Limitations Affecting Holders of Our Common Shares who are not Canadian
Residents

There is no law or government decree or regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Our articles of incorporation and our by-laws do not limit the right of a Canadian non-resident to hold or vote our common shares, or to directly acquire control of us. The Investment Canada Act requires Canadian government review of some acquisitions of control of Canadian businesses by non-Canadians. A direct acquisition of control by a member of the World Trade Organization, or a WTO investor of a Canadian business engaged in activity similar to our activity is reviewable in situations where the gross book value of the assets of the target Canadian business equals or exceeds $209,000,000 in 2001, as indicated in the target company's most recent financial statements. A WTO investor is defined in the Investment Canada Act as an individual or other entity that is a national of, or has the right of permanent residence in a WTO investor controlled entity, as defined in the Investment Canada Act. Current members of the World Trade Organization include the European Union, Germany, Japan Mexico, the United Kingdom and the United States.

Change of Control

Holders of our common shares will have the right under the Canada Business Corporations Act to dissent and require that we pay them the fair value of their common shares in the following circumstances:

         o amend our articles of incorporation to change share rights or to change our business;

         o        amalgamate with another company;

         o        continue under the laws of another jurisdiction;

         o carry out a going-private transaction or squeeze-out transaction; or

         o sell, lease or exchange all or substantially all of our property other than in the ordinary course of our business.

C.  MATERIAL CONTRACTS

Except as otherwise disclosed in this annual report and our financial statements and related notes, included elsewhere in this annual report, we have no other material contracts.

D.  EXCHANGE CONTROLS

There is no law or government decree or regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See "- E. Taxation."

There is no limitation imposed by Canadian law or by our articles or other charter documents on the right of a non-resident to hold or vote our common shares, other than as provided in the Investment Canada Act, as amended, referred to as the Investment Act.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act, referred to as a non-Canadian, unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. If an investment by a non-Canadian is not a reviewable investment, it nevertheless requires the filing of a short notice which may be given at any time up to 30 days after the implementation of the investment.

An investment in our common shares by a non-Canadian that is a WTO investor would be reviewable under the Investment Act if it were an investment to acquire direct control, through a purchase of our assets or voting interests, and the gross book value of our assets equaled or exceeded $209 million, the threshold established for 2001, as indicated in our financial statements for our fiscal year immediately preceding the implementation of the investment. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act. A WTO investor is an investment by an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act.

An investment in our common shares by a non-Canadian, other than a WTO investor, would be subject to review under the Investment Act if it were an investment to acquire our direct control and the value of the assets were $5.0 million or more, as indicated on our financial statements for its fiscal year immediately preceding the implementation of the investment.

A non-Canadian, whether a WTO investor or otherwise, would acquire control in us for the purposes of the Investment Act if he, she or it acquired a majority of our common shares or acquired all or substantially all of the assets used in conjunction with our business. The acquisition of less than a majority, but one-third or more of our common shares would be presumed to be an acquisition of control in us unless it could be established that we were not controlled in fact by the acquirer through the ownership of common shares.

The Investment Act would not apply to certain transactions in relation to our common shares including:

           (a) an acquisition of our common shares by any person if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;

           (b) an acquisition of control in us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

           (c) an acquisition of control in us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact in us through the ownership of voting interests, remains unchanged.

E.  TAXATION

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material Canadian federal income tax considerations generally applicable to a person who acquires our common shares and who, for purposes of the Income Tax Act (Canada) and the Canada-United States Income Tax Convention, 1980, as applicable, and at all relevant times, is a U.S. holder. Readers are cautioned that this is not a complete technical analysis or listing of all potential tax effects that may be relevant to holders of our common shares. In particular, this discussion does not deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules, and does not address the tax consequences under Canadian provincial or territorial tax laws, or tax laws of jurisdictions outside of Canada. Accordingly, you should consult your own advisor regarding the particular tax consequences to you of an investment in our common shares. This summary is based on the advice of our Canadian counsel, Perley-Robertson, Hill & McDougall.

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

This discussion is based on the current provisions of the Canada-United States Income Tax Convention, 1980, the Income Tax Act (Canada) and their regulations, all specific proposals to amend the Income Tax Act (Canada) and regulations announced by the Minister of Finance (Canada) before the date of this annual report and counsel's understanding of the current published administrative practices of Canada Customs and Revenue Agency. This discussion is not exhaustive of all potential Canadian tax consequences to a U.S. holder and does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or foreign jurisdiction.

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

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

Subject to the limitations described below, the following discussion describes the material United States federal income tax consequences to a U.S. Holder (as defined below) that is a beneficial owner of the common shares of Workstream Inc. and that holds them as capital assets. For purposes of this summary, a "U.S. Holder" is a beneficial owner of common shares who or that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia, (iii) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to owning the common shares. AS THIS IS A GENERAL SUMMARY, OWNERS OF COMMON SHARES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS TO NON-U.S. TAX CONSEQUENCES, OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES APPLICABLE TO THEIR PARTICULAR TAX SITUATIONS.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular holder based on such holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the United States federal income tax consequences to holders that are subject to special treatment, including:

         o        broker-dealers, including dealers in securities or currencies;

         o insurance companies, regulated investment companies or real estate investment trusts;

         o        taxpayers that have elected mark-to-market accounting;

         o        tax-exempt organizations;

         o        financial institutions or "financial services entities";

         o taxpayers who hold common shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

         o holders owning directly, indirectly or by attribution at least 10% of our voting power;

         o        non-resident aliens of the United States;

         o        taxpayers whose functional currency is not the U.S. dollar;
                  and

         o        taxpayers who acquire common shares as compensation.

This discussion does not address any aspect of United States federal gift or estate tax, or state, local or non-United States tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or persons who hold common shares through a partnership or other pass-through entity. Certain material aspects of United States federal income tax relevant to a beneficial owner other than a U.S. Holder (a "Non-U.S. Holder") also are discussed below.

EACH HOLDER OF COMMON SHARES IS ADVISED TO CONSULT SUCH PERSON'S OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PERSON OF PURCHASING, HOLDING OR DISPOSING OF COMMON SHARES.

TAXATION OF DIVIDENDS PAID ON COMMON SHARES

We have never paid cash dividends, and we currently do not intend to pay cash dividends in the foreseeable future. In the event that we do pay a dividend, and subject to the discussion of the passive foreign investment company, or PFIC, rules below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on our common shares, including any Canadian taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in the common shares and, to the extent in excess of such basis, will be treated as a gain from the sale or exchange of the common shares.

Distributions of current or accumulated earnings and profits paid in a currency other than the U.S. dollar to a U.S. Holder will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the date the distribution is received. A U.S. Holder that receives a distribution in a currency other than the U.S. dollar and converts the non-U.S. currency into U.S. dollars subsequent to its receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the non-U.S. currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

U.S. Holders will have the option of claiming the amount of any Canadian income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of any Canadian income taxes withheld, but such individuals may still claim a credit against their United States federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

A U.S. Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on our common shares:

         o if such U.S. Holder has not held the common shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date; or

         o to the extent such U.S. Holder is under an obligation to make related payments on substantially similar or related property.

Any days during which a U.S. Holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the 16 day holding period required by the statute. In addition, distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction otherwise available to corporations.

TAXATION OF THE DISPOSITION OF COMMON SHARES

Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of our common shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in the common shares, which is usually the U.S. dollar cost of such common shares, and the amount realized on the disposition. If the common shares are publicly traded, a disposition of common shares will be considered to occur on the "trade date," regardless of the U.S. Holder's method of accounting. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date" and may therefore realize foreign currency gain or loss, unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating such foreign currency gain or loss. Capital gain from the sale, exchange or other disposition of the common shares held more than one year is long-term capital gain. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares is subject to limitations. In addition, a U.S. Holder that receives non-U.S. currency upon disposition of our common shares and converts the non-U.S. currency into U.S. dollars subsequent to its receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the non-U.S. currency against the U.S. dollar, which will generally be United States source ordinary income or loss.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes, if 75% or more of our gross income in a taxable year, including the pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if 50% or more of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro-rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in our public offerings.

If we were a PFIC, and a U.S. Holder did not make a qualifying election either to (i) treat us as a "qualified electing fund" (a "QEF") (as described below), or (ii) mark our common shares to market (as discussed below), excess distributions by us to a U.S. Holder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. Holder with respect to shares in a PFIC in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from the PFIC in the shorter of either the three previous years or such U.S. Holder's holding period for such shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held shares in a PFIC. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. Further, a U.S. Holder must pay tax on amounts allocated to each prior taxable year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax. The entire amount of gain that is realized by a U.S. Holder upon the sale or other disposition of our common shares will also be treated as an excess distribution and will be subject to tax as described above. A U.S. Holder's tax basis in our common shares that were acquired from a decedent who was a U.S. Holder would not receive a step-up to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis, if lower. If we were a PFIC, a U.S. Holder of our common shares will be subject to the PFIC rules as if such holder owned its pro-rata share of any of our direct or indirect subsidiaries which are themselves PFICs. Accordingly, a U.S. Holder of our common shares will be subject to tax under the PFIC rules with respect to distributions to us by, and dispositions by us of stock of, any direct or indirect PFIC stock held by us, as if such holder received directly its pro-rata share of either the distribution or proceeds from such disposition.

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a "qualified electing fund" in the first taxable year in which the U.S. Holder owns common shares and if we comply with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro-rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro-rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the U.S. Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return and by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year. We have agreed to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event we are classified as a PFIC.

A U.S. Holder of PFIC stock which is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder's adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

We believe that we were not a PFIC for the fiscal year ending May 2001 and we believe that we will not be a PFIC for the fiscal year ending May 2002. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. Holders who hold common shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to common shares in the event that we qualify as a PFIC.

TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF COMMON SHARES

Except as described in "U.S. Information Reporting and Backup Withholding" below, a Non-U.S. Holder who is a beneficial owner of our common shares will not be subject to United States federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our common shares, unless:

         o such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

         o the Non-U.S. Holder is an individual who holds the common shares as capital assets and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

         o the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on common shares. In addition, U.S. Holders are subject to U.S. backup withholding at a rate of up to 30.5% on dividends paid in the United States on common shares unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and backup withholding at a rate of up to 30.5% on proceeds paid from the sale, exchange, redemption or other disposition of common shares unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption.

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds upon the sale, exchange, redemption or other disposition of, common shares, provided that such Non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding will be allowed as a credit against such U.S. Holder's or Non-U.S. Holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service.

F.  DIVIDENDS AND PAYING AGENTS

Not applicable.

G.  STATEMENT BY EXPERTS

Not applicable.

H.  DOCUMENTS ON DISPLAY

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this annual report, the contract or other document is deemed to modify the description contained in this annual report. The exhibits themselves must be reviewed for a complete description of the contract or document.

You may examine and copy this annual report and any other document we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. In addition, the Commission maintains an Internet site at http://www.sec.gov, from which you can electronically access this annual report, including the exhibits and schedules to this annual report.

The documents concerning us which are referred to in this annual report may also be examined at our offices located at 495 March Road, Suite 300, Ottawa, Ontario K2K 3G1.

I.  SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are primarily exposed to market risks associated with fluctuations in interest rates and foreign currency exchange rates.

INTEREST RATE RISKS

Our exposure to interest rate fluctuations relates primarily to our short-term investment portfolio and our bank credit. We invest our surplus cash in an investment trust established by a Canadian chartered bank. The investment consists of various short-term, low-risk instruments, and can be withdrawn without penalty at any time. The interest income from these investments is subject to interest rate fluctuations which our management believes will not have a material impact on our financial position.

We have loans outstanding from a Canadian chartered bank. The remaining balance at May 31, 2001 was $7,917, and the loan bears interest at a rate of prime plus 3%. We also have a revolving line of credit, which bears interest at a rate of prime plus 3%, and is available to us in the amount of $300,000. As of May 31, 2001, no amounts had been drawn on the line of credit.

The impact on net interest income of a 100 basis point adverse change in interest rates for the fiscal year ended May 31, 2001 would have been less than $1,000.

FOREIGN CURRENCY RISK

We have net monetary asset and liability balances denominated in U.S. Dollars, including $580,588 of short-term investments. Our cash and cash equivalents are held in Canadian and U.S. dollars. As a result, fluctuations in the exchange rate of the U.S. dollar will impact our reported cash position. Since a significant portion of our short-term investments are denominated in U.S. dollars, a 10% adverse change in foreign exchange rates would result in a decrease in our reported cash and short-term investments balance of approximately $65,000.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. For information pertaining to amendments to our articles and certain securities, see note 9(a) to our audited consolidated financial statements included elsewhere in this annual report.

B-D.  Not applicable.

E.  USE OF PROCEEDS

The effective date of the Securities Act registration statement for which the use of proceeds information is being disclosed in this Item 16 is December 6, 1999 and the Commission file number assigned to the registration statement is 333-87537.

The offering was commenced after filing of the registration statement with the Commission on September 22, 1999.

The offering has terminated and all securities offered pursuant to the offering were sold. The name of the managing underwriter for the offering is Whale Securities Co., L.P. The title of the securities registered is common shares, without par value. The aggregate number of common shares registered was 2,817,500, including 367,500 shares which the underwriter had the option to purchase to cover over-allotments and of which it actually purchased 301,157 shares; the initial public offering price was US$6.00 per share; the aggregate price of the offering amount registered was US$16,905,000; the aggregate amount sold for our account was US$15,715,914 and the aggregate amount sold for the account of selling shareholders was US$791,028.

The actual expenses we incurred in connection with the issuance of the securities registered were as follows:

       Underwriting discounts and commissions                US$   1,388,239
       Expenses paid to/for underwriters                     US$     471,477
       Professional fees                                     US$     431,111
       Other expenses                                        US$     194,627

The net offering proceeds to us after deducting the total expenses described above were $19,498,569 (US$13,230,460).

The amount of net offering proceeds used from December 6, 1999 to May 31, 2000 is as follows (figures are in approximate amounts):

     o    Purchase and installation of computer equipment and software                US$   784,111
     o    Purchase and installation of office equipment and leasehold
          improvements                                                                US$   646,957
     o    Repayment of indebtedness to principal stockholder, Paul Champagne          US$   846,914
     o    Working capital                                                             US$   458,217
     o    Marketing and advertising                                                   US$ 1,054,538
     o    Research and development                                                    US$   944,556
     o    Purchase of temporary investments                                           US$ 3,502,343
     o    Cash consumed in other operating activities                                 US$ 4,262,490


Except as disclosed above, none of these payments was made, directly or indirectly, to any of our directors or officers, or their associates, any persons owning 10% or more of any class of our equity securities, or any of our affiliates.

ITEM 15.   [RESERVED]

ITEM 16.   [RESERVED]

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.   FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.   EXHIBITS

       EXHIBIT NO.                           DESCRIPTION
       -----------                           -----------

           1.1 Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-87537)).

           1.2*       Articles of Amendment, dated July 26, 2001.

           1.3*       Articles of Amendment, dated November 6, 2001.

           1.4        By-law No. 1 and No. 2 (incorporated by reference to
                      Exhibit 3.2 to the Registration Statement on Form F-1 (File No. 333-87537)).

           1.5*       By-law No. 3.

           2.1 Form of common share certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-87537)).

           2.2 Registration Rights Agreement among the Registrant, Paul Champagne, John Gerard Stanton and Les Kirkland, dated September 21, 1999 (incorporated by reference to Exhibit
                      10.1 to the Registration Statement on Form F-1 (File No. 333-87537)).

           3.1* Voting Agreement, dated July 24, 2001, between Michael Mullarkey, John Gerard Stanton and Paul Champagne.

           4.1 Plan of Reorganization and Stock Acquisition Agreement, dated April 3, 2001, by and among Michael Mullarkey and Karen Paula Allen, as trustee of the Karen Paula Allen Revocable Trust, as Sellers, Paul Allen Holdings, Inc. and its Subsidiaries, as subject companies, and Registrant, as Purchaser (incorporated by reference to Exhibit 3 to the report on Form 6-K for the month of April 2001).

           4.2 Share Purchase Agreement, dated May 18, 2001, by and among Marvin A. Cohen, Meredith A. Cohen, as Vendors, The Omni Partners Inc., a Florida corporation, Omni Partners Mid-Atlantic, Inc., a Pennsylvania corporation, and Omni Partners West, Inc., a Nevada corporation, as subject companies, and Registrant, as Purchaser (incorporated by reference to Exhibit 2 to the report on Form 6-K for the month of May 2001).

           4.3* Asset Purchase Agreement, dated July 2, 2001, between the Registrant and Gonyea Career Marketing Inc.

           4.4 Merger Agreement between Rezlogic, Inc., the Registrant and E-Cruiter Acquisition I, Inc., dated June 29, 2001 (incorporated by reference to Exhibit 3 to the report on Form 6-K for the month of July 2001).

           4.5 Merger Agreement dated September 14, 2001 between 6FigureJobs.com, Inc., the Registrant and E-Cruiter Acquisition II, Inc. (incorporated by reference to Exhibit 5 to the report on Form 6-K for the month of September
                      2001).

           4.6* Asset Purchase Agreement, dated September 21, 2001, between Paula Allen Holdings, Inc. and Tech Engine, Inc.

           4.7 E-Cruiter.com Inc. 1997 Key Employee Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-87537)).

           4.8* E-Cruiter.com Inc. 2001 Amended and Restated Stock Option Plan, as amended as of July 26, 2001.

           4.9 Stock Option Agreement between Sandy Bryden and the Registrant, dated June 24, 1999 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-87537)).

           4.10 Option Agreement between WorkLife Solutions, Inc. and the Registrant, dated October 13, 1999 (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-87537)).

           4.11* Warrant Agreement dated as of March 22, 2001 between the Registrant and BlueStone Capital Corp.

           4.12*      Consulting Agreement, dated as of January 1, 2002, between
                      J. Gerry Stanton Executive Services Ltd. and the
                      Registrant.

           4.13 Lease Agreement between Drake Beam Morin (Ottawa) Inc. and Omers Realty Corporation, dated November 16, 1993 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-87537)).

           4.14 Head Lease Agreement between 871484 Ontario Inc. and the Registrant, dated August 1, 1999 (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-87537)).

           4.15 Lease Agreement between Registrant and RT Twenty-Second Pension Properties Limited, dated March 21, 2000 (incorporated by reference to Exhibit 2.1 to the annual report on Form 20-F for the period ended May 31, 2000).

           4.16 Agreement between Registrant and SC Stormont Corporation for the provision of financial and business advisory services to Registrant (incorporated by reference to Exhibit 2.2 to the annual report on Form 20-F for the period ended May 31, 2000).

           4.17 Service Agreement between Positionwatch Limited and the Registrant, dated February 23, 1999 (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-87537)).

           4.18 Sales and Marketing Agreement between WorkLife Solutions, Inc. and the Registrant, dated October 13, 1999 (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-87537)).

           8.1*       List of Subsidiaries.

           10*        Consent of PricewaterhouseCoopers LLP


---------------------------
*   Filed herewith.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.




BY: /s/ Michael Mullarkey
    ---------------------------------------
    Name: Michael Mullarkey
    Title: Chief Executive Officer and
           Chairman

Dated: November 30, 2001

                                Auditors' Report
                    To the Shareholders of E-Cruiter.com Inc.

         July 6, 2001, except for note 13, which is at August 1, 2001

         We have audited the consolidated balance sheets of E-Cruiter.com Inc. as at May 31, 2001 and 2000, and the consolidated statements of loss, shareholders' equity and cash flows for the three-year period ending May 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2001 and 2000, and the results of its operations and its cash flows for the three-year period ending May 31, 2001, in accordance with Canadian generally accepted accounting principles.



/s/ Pricewaterhouse Coopers LLP
-------------------------------
Chartered Accountants
Ottawa, Canada

CONSOLIDATED BALANCE SHEETS AS AT MAY 31
--------------------------------------------------------------------------------

                                                                                                 2001                 2000
(Canadian dollars)                                                                                  $                    $
Assets
Current assets
Cash and cash equivalents  (note 3)                                                            100,739               246,998
Short-term investments (note 3)                                                              5,413,571            13,597,509
Accounts receivable, net of allowance for doubtful accounts of $20,381 (2000 -
      $50,000)                                                                                 491,373               718,862
Prepaid expenses                                                                               413,397               482,957
Other receivables                                                                              248,482                65,253
                                                                                      -----------------------------------------

                                                                                             6,667,562            15,111,579
Deferred costs                                                                                  27,680                83,040
Capital assets (note 4)                                                                      1,594,769               988,341
                                                                                      -----------------------------------------

                                                                                             8,290,011            16,182,960
                                                                                      -----------------------------------------

Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable                                                                         490,579               166,428
Accrued liabilities                                                                            539,328               640,917
Accrued compensation                                                                           313,909               223,609
Deferred revenue                                                                               345,049             1,133,840
Current portion of long-term obligations (note 5)                                               80,708               145,184
                                                                                      -----------------------------------------

                                                                                             1,769,573             2,309,978
Long-term obligations (note 5)                                                                 302,137                42,219
                                                                                      -----------------------------------------

                                                                                             2,071,710             2,352,197
                                                                                      -----------------------------------------

Commitments (note 5)

Shareholders' equity
Common shares  - issued and outstanding - 7,712,262 (2000 - 7,701,628)                      26,070,065            26,045,606
Deficit                                                                                    (19,851,764)          (12,214,843)
                                                                                      -----------------------------------------

                                                                                             6,218,301            13,830,763
                                                                                      -----------------------------------------

                                                                                             8,290,011            16,182,960
                                                                                      -----------------------------------------


Signed on behalf of the Board,


/s/ John Gerard Stanton                                       /s/ Matthew Ebbs
-----------------------                                       ----------------
John Gerard Stanton                                           Matthew Ebbs
Chairman                                                      Director

   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF LOSS FOR THE YEARS ENDED MAY 31
--------------------------------------------------------------------------------
                                                                            2001                 2000                   1999
(Canadian dollars)                                                             $                    $                      $
 Revenue                                                              3,078,989             1,752,730             1,399,557

 Cost of revenue                                                      2,291,856             1,624,770               848,769
                                                               ----------------------------------------------------------------

 Gross profit                                                           787,133               127,960               550,788
                                                               ----------------------------------------------------------------

 Expense
 Selling                                                              2,289,273             1,625,434               818,601
 Marketing                                                            1,444,879             2,014,684               612,796
 General and administrative                                           2,043,930             1,401,991               619,265
 Research and development                                             3,344,965             2,460,600               606,088
                                                               ----------------------------------------------------------------

                                                                      9,123,047             7,502,709             2,656,750

 Operating loss                                                      (8,335,914)           (7,374,749)           (2,105,962)


 Interest and other income                                              764,558               767,499                16,311
 Interest and other expense                                             (65,565)             (691,153)             (122,759)
                                                               ----------------------------------------------------------------

 Net loss for the year                                               (7,636,921)           (7,298,403)           (2,212,410)
                                                               ----------------------------------------------------------------

 Basic and fully diluted loss per common share                            (0.99)               (1.29)                 (0.57)
                                                               ----------------------------------------------------------------

 Weighted average number of common shares outstanding
       during the year                                                7,710,284             5,649,783             3,854,579
                                                               ----------------------------------------------------------------


   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE
YEARS ENDED MAY 31
--------------------------------------------------------------------------------
                                                                                                                           Total
                                          Number of                                                                Shareholders'
                                             Common                            Convertible        Accumulated             Equity
                                             Shares      Common Shares    Promissory Notes            Deficit          (Deficit)
(Canadian dollars)                                                   $                   $                  $                  $
Balance as at May 31, 1998                3,436,632           2,571,040                  -         (2,704,030)           (132,990)
 Issuance of shares                         433,863           1,000,000                  -                  -           1,000,000
 Redemption of shares                       (13,016)            (30,000)                 -                  -             (30,000)
 Issuance of convertible promissory
    notes -equity component                       -                   -            135,096                  -             135,096
 Net loss for the year                            -                   -                  -         (2,212,410)         (2,212,410)
                                      ---------------------------------------------------------------------------------------------

 Balance as at May 31, 1999               3,857,479           3,541,040            135,096         (4,916,440)         (1,240,304)
 Issuance of shares                       2,625,828          19,556,067                  -                  -          19,556,067
 Issuance of shares through exercise
    of options                                6,508              15,005                  -                  -              15,005
 Conversion of convertible
    promissory notes                      1,211,813           2,933,494           (135,096)                 -           2,798,398
 Net loss for the year                            -                   -                  -         (7,298,403)         (7,298,403)
                                      ---------------------------------------------------------------------------------------------

 Balance as at May 31, 2000               7,701,628          26,045,606                  -        (12,214,843)         13,830,763
  Issuance of shares through
    exercise of options                      10,634              24,459                  -                  -              24,459
 Net loss for the year                            -                   -                  -         (7,636,921)         (7,636,921)
                                      ---------------------------------------------------------------------------------------------

 Balance as at May 31, 2001               7,712,262          26,070,065                  -        (19,851,764)          6,218,301
                                      ---------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED MAY 31
--------------------------------------------------------------------------------
                                                                          2001                   2000                   1999
(Canadian dollars)                                                           $                      $                      $
Cash flows from (used in)
 Operating activities
 Net loss for the year                                               (7,636,921)            (7,298,403)            (2,212,410)
 Amortization of capital assets                                         721,049                368,937                117,150
 Amortization of lease inducement                                        (6,281)                     -                      -
 Amortization of other long term assets                                  55,360                      -                      -
 Non-cash interest on convertible promissory notes                            -                581,335                104,238
 Net change in operating components of working capital (note 10)       (418,302)               451,440                 20,835
                                                               ----------------------------------------------------------------

                                                                     (7,285,095)            (5,896,691)            (1,970,187)
                                                               ----------------------------------------------------------------

 Investing activities
 Purchase of capital assets                                          (1,165,432)              (927,035)              (105,588)
 Purchase of short-term investments                                           -            (19,756,000)                     -
 Sale of short-term investments                                       8,183,938              6,158,491                      -
 Purchase of other long-term assets                                           -                (83,040)                     -
                                                               ----------------------------------------------------------------

                                                                      7,018,506            (14,607,584)              (105,588)
                                                               ----------------------------------------------------------------

 Financing activities
 Proceeds from share issuance                                                 -             23,164,437              1,000,000
 Costs relating to share issuance                                             -             (3,665,868)                     -
 Proceeds from exercise of options                                       24,459                 15,005                      -
 Redemption of shares                                                         -                      -                (30,000)
 Proceeds from issuance of convertible promissory notes                       -                      -              2,600,000
 Costs relating to issuance of convertible promissory notes                   -               (275,000)               (77,079)
 Proceeds from shareholder loan                                               -              1,300,000                      -
 Repayment of shareholder loan                                                -             (1,300,000)                     -
 Proceeds from lease inducement                                         251,230                      -                      -
 Proceeds from bank financing                                           160,000                190,000                      -
 Repayment of bank financing                                           (255,000)              (137,083)               (50,000)
 Capital lease payments                                                 (60,359)               (46,000)               (55,603)
                                                               ----------------------------------------------------------------

                                                                        120,330             19,245,491              3,387,318
                                                               ----------------------------------------------------------------

 Increase (decrease) in cash and cash equivalents                      (146,259)            (1,258,784)             1,311,543
 Cash and cash equivalents - Beginning of year                          246,998              1,505,782                194,239
 Cash and cash equivalents - End of year                                100,739                246,998              1,505,782
                                                               ----------------------------------------------------------------

 Supplementary cash flow information:
 Purchase of capital assets under capital lease                        (105,852)               (56,313)               (63,149)
 Proceeds from capital leases                                           105,852                 56,313                 63,149
 Interest paid                                                          (23,865)               (64,871)               (20,313)
 Non-cash expenses                                                      220,743                162,551                      -
 Non-cash revenues                                                       (9,303)                     -                      -


   The accompanying notes are an integral part of these financial statements.

                         Notes to Financial Statements

1. Nature of operations

         E-Cruiter.com Inc. (the "Company") provides Internet-based recruiting services to companies of all sizes. The Company began business in the Ottawa, Ontario, market in May 1996 and introduced the first commercial version of our services in August 1997. The Company operates primarily in the Canadian market, serving a wide range of industries ranging from high-technology to not-for-profit organizations. The majority of the Company's customers are based in Ontario.

2. Significant accounting policies

         a) Basis of presentation

         These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the accounts of E-Cruiter.com Inc. and its wholly owned subsidiaries. These principles also conform in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP"), except as described in note 15.

         b) Use of estimates

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

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

         e) Capital assets

         Capital assets are recorded at cost. Amortization is based on the estimated useful life of the asset and is recorded as follows:

         Furniture, equipment and leaseholds         20% declining balance
         Office equipment                            33% declining balance
         Computers and software                      60% declining balance

         f) Lease inducements

         Lease inducements are recorded as long-term obligations and amortized over the term of the lease as a reduction of rent expense.

         g) Income taxes

         The Company uses the asset and liability method of accounting for the tax effect of temporary differences between the carrying amount and the tax basis of the Company's assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or a decrease in the Company's income taxes payable for the year or a later period.

         Future income taxes are recorded at the income tax rates that are expected to apply that when the future tax liability is settled or the future tax asset is realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount more likely than not to be realized. Income tax expense consists of the income taxes payable for the period and the change during the period in future income tax assets and liabilities.

         h) Financing issue costs

         Issue costs of convertible debt instruments are allocated between the debt and equity components of the instruments in the same ratio as the gross proceeds. These costs are netted against the proceeds and the portion allocated to the debt component is amortized against earnings over the term of the instruments.

         i) Capital stock

         Capital stock is recorded as the net proceeds received on issuance after deducting all share issue costs.

         j) Stock-based compensation

         The Company has two stock-based compensation plans as described in note
9. No compensation expense is recognized when shares or stock options are issued to employees. The consideration paid by employees on the exercise of stock options or purchase of shares is credited to share capital. If share or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the shares or stock options canceled is charged to retained earnings.

         k) Revenue recognition

         Revenue is recognized when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed and determinable, and collectibility is reasonably assured. Application of this policy means that revenue is generally recognized ratably over the term of subscription contracts and job posting arrangements.

         l) Research and development costs

         The Company expenses all research costs as incurred. Development costs are expensed in the year incurred unless a development project meets the criteria under Canadian GAAP for deferral and amortization. No amounts have been capitalized to date.

3. Cash equivalents and short-term investments

         The Company's short-term investments of $13,597,509 as at May 31, 2000, which include $3,386,711 denominated in United States dollars, consist of units in an investment trust established by a Canadian chartered bank. The Company's short-term investments of $5,413,571 as at May 31, 2001, include $580,588 denominated in United States dollars. Excess funds are used to purchase units of an investment trust established by a Canadian chartered bank, as well as bonds issued by Canadian corporations. The investment trust holds various short-term, low-risk instruments that accrue interest daily, and monies held in trust can be withdrawn without penalty at any time. The bonds mature in December 2001. These cash equivalents and short- term investments represent the Company's only significant concentration of credit risk. The nature of these instruments is such that the stated value equals the market value at May 31, 2001.

4.Capital assets

                                                        2001                                          2000
                                   ---------------------------------------           -----------------------------------

                                              Cost                  Net                         Cost               Net
                                                 $                    $                           $                 $
Furniture, equipment and leaseholds         908,835               781,202                      17,361            10,215
Office equipment                            211,417               124,528                     102,882            47,372
Computers and software                    1,845,868               689,039                   1,518,401           930,754
                                   -------------------------------------------------------------------------------------
                                          2,966,120             1,594,769                   1,638,644           988,341
                                   -------------------------------------------------------------------------------------

         As at May 31, 2000, accumulated amortization was $650,303. As at May 31, 2001, capital assets include net assets under capital lease of $113,741 (2000 - $76,505) net of accumulated amortization of $115,590 (2000 - $144,503).

5. Long-term obligations and other commitments

                                             2001                    2000
Small business loan                           7,917                  102,917
Capital lease obligations                   129,979                   84,486
Lease inducement                            244,949                        -
                                        -------------------------------------
                                            382,845                  187,403
Less current portion                         80,708                  145,184
                                        -------------------------------------
                                            302,137                   42,219
                                        -------------------------------------


         During 1998 and 2000, the Company obtained $100,000 and $190,000 respectively in small business loans from a Canadian chartered bank. Principal on these loans, which bear interest at the bank prime rate plus 3%, is repayable over a 24-month period and the assets financed by the loans are pledged as collateral.

         Capital lease obligations relate to office equipment, computers and software and bear interest at rates that range from 7.5% to 27.0% per annum. These leases mature at various times through December 2004.

         As at May 31, 2001, the Company has a letter of credit outstanding in the amount of $300,000 relating to an office lease that commenced in December 2000.

         The Company has also committed to operating leases for its office facilities and vehicles. Future minimum payments for both operating and capital leases are as follows:

                         2002       2003         2004        2005       2006
                            $          $            $           $          $

Operating leases      713,849    563,015      527,269     488,316    488,316
Capital leases
      Principal        47,668    35,804        29,466      17,041          -
      Interest          9,622     5,175         2,584         462          -
                   ------------------------------------------------------------

Total payments        771,139   603,994       559,319     505,819    488,316
                   ------------------------------------------------------------



Rent expense for the year ended May 31, 2001, was $674,057 (2000 - $364,277; 1999 - $207,085).

6. Convertible promissory notes

         In fiscal 1999, the Company issued 12% convertible promissory notes (the "Notes") with an original maturity date of January 22, 2000, that were convertible at any time at the Note holders' option into 0.434 common shares for every dollar of the face value plus accrued interest to the date of conversion without payment of additional consideration, the equivalent of $2.30 per share. The Company executed a general security agreement against all its assets as collateral for the Notes. The Notes were accounted for in accordance with their substance and were presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component was calculated as the present value of the required interest payments discounted at 25%, approximating the interest rate that would have been applicable to nonconvertible debt at the time the Notes were issued. Interest expense was determined on the debt component as the amount necessary to increase the debt component to its face amount at maturity. The difference between the debt component and the face value of the Notes was classified as equity.

         In December 1999, the Company converted all of the convertible promissory notes outstanding into 1,211,813 common shares, resulting in an increase in share capital of $2,933,494, consisting of the debt and equity components of the convertible promissory notes plus accrued interest and amortization on the debt component.

7. Related party transactions

         The Company was charged $nil for office space and administrative services (2000 - $39,382; 1999 - $190,227) and $51,648 for research, development and other consulting services (2000 - $189,900; 1999 - $130,200) by companies controlled by shareholders and/or senior managers of the Company. The Company was charged $nil (2000 - $nil; 1999 - $50,200) for advertising and $167,416 (2000 - $78,333; 1999 - $nil) for financial consulting services by companies controlled by a director of the Company. These transactions are in the normal course of operations and are measured at the exchange amount of consideration paid, which management believes approximates fair market value. As at May 31, 2001 and 2000, $nil and $52,133 respectively was payable to these related companies.

8. Income taxes

                                                                     2001                   2000                   1999
Combined Canadian federal and provincial income tax rate            42.3%                  44.5%                  44.6%

Income tax recovery based on combined Canadian
federal and provincial rate                                     3,230,000              3,250,000                948,000
Deductible amounts charged to equity                              410,000                381,000                      -
Change in tax rates                                              (254,000)                     -                      -
Non-deductible amounts                                             (6,000)                (8,000)                (5,000)
Valuation allowance                                            (3,380,000)            (3,623,000)              (943,000)
                                                         -----------------------------------------------------------------

Provision for income taxes                                              -                      -                      -
                                                         -----------------------------------------------------------------


                                                                     2001                   2000                   1999

Scientific research & experimental development
      expenses ("SR&ED")                                          310,000                162,000                 95,000
Loss carry forwards                                             8,221,000              5,374,000              2,021,000
Other                                                             435,000                 50,000                      -
                                                         -----------------------------------------------------------------
                                                                8,966,000              5,586,000              2,116,000
Valuation allowance                                            (8,966,000)            (5,586,000)            (2,116,000)
                                                         -----------------------------------------------------------------

Net future income taxes                                                 -                      -                      -
                                                         =================================================================


         The SR&ED expenditures can be carried forward indefinitely and applied to reduce income taxes otherwise payable in future years. The income tax loss carry forwards will begin to expire in the year 2004.

9. Share capital

         a) Share reorganization

         In October 1999, the Company filed Articles of Amendment to (i) create an unlimited number of a single class of common shares; (ii) convert the outstanding Class A common and Class D special shares into common shares on the basis of one Class A common share and one Class D special share into 0.216932 of a common share; (iii) cancel all authorized Class A, B and C common shares and Class A, B, C and D special shares; and (iv) convert all of the options to purchase Class D special shares into options to purchase the converted number of common shares at converted exercise prices. The holders of the common shares are entitled to one vote at meetings of shareholders for each common share held and to receive dividends as and when declared by the Board of Directors.

         All per share amounts and number of common shares in these consolidated financial statements have been restated to give retroactive effect to the filing of these Articles of Amendment.

         b) Employee stock option plans

         The Company has an employee and directors stock option plan (the "1997 Plan"). Under the terms of the 1997 Plan, the options to purchase common shares generally vest ratably over a period of three years and expire five years from the date of grant. The 1997 Plan provides that the number of options and the option exercise price are to be fixed by the Board of Directors, but the exercise price may not be lower than the fair value of the underlying common shares on the date of grant. The Board of Directors has the right to accelerate the vesting date for any options granted. In the event of a third-party offer to acquire control of the Company that is accepted by a majority of the shareholders, any options that are not exercisable at that time become fully exercisable.

         On October 29, 1999, the shareholders approved the 1999 Employees Stock Option Plan (the "1999 Plan") to replace the 1997 Plan. The 1999 Plan is similar to the 1997 Plan but includes provisions for directors and employees who reside in the United States.

         Options granted under the 1997 Plan will remain outstanding. No new options will be granted under that plan.
                                                                Weighted
                                                                 Average
                                                Number of       Exercise
                                                  Options          Price


Balance outstanding - May 31, 1998                172,027          $2.30
Granted                                           351,972          $3.07
Forfeited                                         (71,805)         $2.30
                                         ------------------

Balance outstanding - May 31, 1999                452,194          $2.77
Granted                                           232,522          $9.63
Exercised                                         (13,017)         $2.30
Forfeited                                        (100,399)         $6.09
                                         ------------------

Balance outstanding - May 31, 2000                571,300          $5.05
Granted                                         1,074,569          $3.94
Exercised                                         (10,634)         $2.30
Forfeited                                        (308,199)         $4.07
                                         ------------------

Balance outstanding - May 31, 2001              1,327,036          $4.30
                                         ------------------


Stock options outstanding as at May 31, 2001 are set out below:

                                                                          Options Currently Exercisable
                                                                          -----------------------------
Range of Exercise        Number          Weighted       Weighted      Number Exercisable   Weighted Average
      Prices          Outstanding        Average         Average                            Exercise Price
                                        Remaining    Exercise Price
                                          Life
------------------------------------------------------------------------------------------------------------
$1.00 - 1.99                 248,069           4.76             1.54                   -                 n/a
$2.00 - 2.99                 211,324           2.36             2.33             160,530                2.30
$3.00 - 3.99                 186,000           4.96             3.08                   -                 n/a
$4.00 - 4.99                 141,000           4.36             4.39                   -                 n/a
$5.00 - 5.99                 390,000           4.24             5.49                   -                 n/a
$6.00 and over               150,643           3.33             9.82              49,672               10.02
------------------------------------------------------------------------------------------------------------
                           1,327,036           4.05             4.30             210,202                4.12

         As at May 31, 2001, 1,428,667 common shares have been reserved for employee stock options, of which 101,631 remain unissued.

         During the year ended May 31, 2000, 21,693 options were granted outside the 1999 Plan to the spouse of a director of the Company. These non-plan options, which have an exercise price of $2.30 per share, vest immediately and expire four years from the date of grant.

         c) Earnings per share

         For all of the years presented, fully diluted loss per share equals basic loss per share due to the antidilutive effect of employee stock options and convertible promissory notes. The following outstanding instruments could potentially dilute basic earnings per share in the future.

                                                               2001                    2000                   1999
Stock options                                              1,327,036                571,300                452,194
Underwriter warrants                                         458,184                213,184                      -
Convertible promissory notes                                       -                      -              1,141,328
                                                    ----------------------------------------------------------------

Potential increase in number of shares from
   dilutive instruments                                    1,785,220                784,484              1,593,522
                                                    ----------------------------------------------------------------

The weighted average exercise price of the options exercisable at May 31, 2001, was $4.12 (2000 - $2.52: 1999 - $2.30)


10. Net change in operating components of working capital

                                                                        2001                   2000                 1999
                                                                           $                      $                    $

Accounts receivable                                                   227,488              (507,105)              158,869
Prepaid expenses                                                       69,560              (381,257)              (86,391)
Other receivables                                                    (183,229)                3,651               (48,904)
Trade accounts payable and accrued liabilities                        222,562               396,186               141,550
Accrued compensation                                                   90,300               157,959                30,009
Deferred revenue                                                     (788,791)              810,371               (38,469)
                                                             --------------------------------------------------------------

                                                                     (362,110)              479,805               156,664
Amounts included in accounts payable at year end related
to fixed asset purchases                                              (56,192)              (85,861)             (135,829)

Accounts payable settled through the issuance of shares                     -                57,496                     -
                                                             --------------------------------------------------------------

                                                                     (418,302)              451,440                20,835
                                                             --------------------------------------------------------------


   The accompanying notes are an integral part of these financial statements.

11. Financial instruments

         The Company's financial instruments consist of cash and cash equivalents, short- term investments, accounts receivable, accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or concentrations of credit risks arising from these financial instruments other than as disclosed in note 3. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

12. Segmented information

         In the opinion of management, the Company operates solely in the software industry and all of its sales consist of Web-centric recruiting products and related services. Accordingly, management has determined that it does not have any separately reportable business segments. To date, the Company's operations, assets and substantially all of its sales have been in Canada.

13. Subsequent events

         On April 3, 2001, the Company signed a definitive agreement to acquire 100% of the outstanding shares of Paula Allen Holdings, Inc. ("PAH"), a Florida-based company specializing in career transition and outplacement services. As consideration, the Company issued 5,000,000 common shares of the Company, valued at US$6,875,000. For the year ended December 31, 2000, PAH had revenues of US$6,900,000 and net losses of US$216,000. Of the total consideration, 1,000,000 shares are being held in escrow, to be released upon the achievement of certain profit and revenue targets of the combined companies. The acquisition was approved by shareholders on July 26, 2001.

         On May 18, 2001, the Company signed a definitive agreement to acquire 100% of the outstanding shares of OMNIpartners, Inc. and its affiliates ("OMNIpartners") for US$3,000,000 in common shares. OMNIpartners is a Florida-based recruitment research firm delivering executive and professional search services to Fortune 2000 companies. Revenues for the year ended December 31, 2000, were US$7,800,000, with net income of US$121,000 (unaudited). As consideration for the sale, the Company issued 1,500,000 shares, of which 1,000,000 shares are being held in escrow to be released upon the achievement of certain profit and revenue targets of the business line. Shareholders approved the transaction on July 26, 2001.

         A definitive agreement to acquire 100% of the shares of RezLogic, Inc. was signed on June 29, 2001. As consideration for the purchase, the Company issued US$3,000,000 worth of common shares, of which US$1,200,000 worth of common shares are being held in escrow to be released upon the achievement of certain profit and revenue targets of the business line. For the year ended December 31, 2000, RezLogic had revenues of US$734,000, with net losses of US$244,000 (unaudited). The Board of Directors approved the acquisition on June 28, 2001.

         On July 2, 2001, the Company purchased the assets of ResumeXPRESS, a Web-based resume distribution service, for US$168,000 in cash.

14. Sale of CareerBridge

         On December 1, 1999, the Company sold its CareerBridge.com regional job board. As consideration for the sale, the Company receives specific nonmonetary benefits for a period of three years. These benefits include no-charge online advertising, preferential reseller terms, discounts on job postings, and no-charge access to the services provided by the Workopolis Web site operated by Thomson Canada Limited.

         Included in other income for the year ended May 31, 2001, is a gain on sale of $164,545, reflecting the fair value of no-charge and preferential services received. The fair value of the job posting discounts will be recognized in earnings in the quarter the postings are made.

15. United States accounting principles

         The financial statements have been prepared in accordance with Canadian GAAP. These principles differ, as they affect the Company, in the following material respects from U.S. GAAP:

         a) Statements of loss

                                                                 Year ended May     Year ended May     Year ended May
                                                                     31, 2001          31, 2000            31, 1999
Net loss in accordance with Canadian GAAP                           (7,636,921)        (7,298,403)       (2,212,410)
Compensation expense adjustment for options  issued below
      fair value (1)                                                  (252,076)          (702,682)         (125,947)
Expense adjustment for convertible promissory notes with
      conversion price below the fair value of the shares (2)                -            440,417        (2,526,378)
                                                              --------------------------------------------------------

Net loss in accordance with U.S. GAAP                               (7,888,997)        (7,560,668)       (4,864,735)
                                                              --------------------------------------------------------

Basic and diluted loss per common share - U.S. GAAP                      (1.02)             (1.34)            (1.26)
                                                              --------------------------------------------------------

Weighted average number of common shares outstanding during
      the year                                                       7,710,284          5,649,783         3,854,579
                                                              --------------------------------------------------------

      b) Balance sheets

                                              May 31, 2001        May 31, 2000

Total assets                                  8,290,011            16,182,960
                                       ========================================

Total liabilities                             2,071,710             2,352,197
                                       ----------------------------------------

Capital stock                                28,156,026            28,131,567
Additional paid-in-capital (1) (2)            1,080,705               828,629
Deficit (1) (2)                             (23,018,430)          (15,129,433)
                                       ----------------------------------------

Shareholders' equity (deficit)                6,218,301            13,830,763
                                       ----------------------------------------

Liabilities and shareholders' equity          8,290,011            16,182,960
                                       ========================================


           (1) Under U.S. GAAP, the difference between the exercise price of options and the fair value of the underlying shares, which is assumed for US GAAP purposes to be the public offering price of US$6.00 per share, is accounted for as compensation and is charged against earnings over the vesting period of the options with a corresponding and equal amount recorded as paid-in-capital.

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

         c) Share-based compensation

         The Company has adopted the disclosure-only provision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). Had compensation cost for options been determined based on the Black-Scholes option pricing model at the grant date as prescribed by SFAS 123, the Company would have reported a greater compensation expense related to these options than recorded under

                                                          Year ended             Year ended         Year ended May
                                                        May 31, 2001           May 31, 2000           May 31, 1999
                                                                   $                      $                      $
Net loss under U.S. GAAP                                  (7,888,997)            (7,560,668)            (4,864,735)
Estimated incremental share based compensation
      expense                                               (982,589)              (712,322)              (160,246)
                                                    ----------------------------------------------------------------

Pro forma net loss                                        (8,871,586)            (8,272,990)            (5,024,981)
                                                    ----------------------------------------------------------------

Pro forma basic loss per share                                 (1.15)                 (1.46)                 (1.30)
                                                    ----------------------------------------------------------------

         The weighted average fair value of the options issued during the year ended May 31, 2001, as calculated using the Black-Scholes option pricing model, was $3.60 (2000 - $6.72; 1999 - $5.35). Of the options issued during the year ended May 31, 1999, a total of 280,927 were issued with exercise prices below the fair value at the date of grant. The weighted average fair value of these options was $6.50 and the weighted average exercise price was $2.93. The remaining 71,045 options issued during the year ended May 31, 1999, were issued with exercise prices equal to fair value. The weighted average fair value of these options was $0.78 and the weighted average exercise price was $3.65.

         The fair value of each option granted during 1999 is estimated on the date of the grant using the minimum value method while options issued during the years ended May 31, 2000, and May 31, 2001, were valued using the Black-Scholes option pricing model at the date of grant. The following weighted average assumptions were used to determine the fair values:



                                         1999          2000            2001
                                         -----------------------------------
Expected option life, in years           4.5            3.5             3.5
Risk free interest rate                  5.0%           6.4%            4.5%
Dividend yield                           nil            nil             nil
Volatility rate                          nil            100%            196%
                                         -----------------------------------

         d) Recent United States accounting pronouncements

         During the year ended May 31, 2001, the Company adopted SEC Staff Accounting Bulleting ("SAB") No. 101, "Revenue Recognition in Financial Statements," as amended in March 2000 by SAB 101A. The SAB summarizes certain of the SEC staff views in applying generally accepted accounting principles to revenue recognition in financial statements. Adoption of this SAB did not have a material impact on its results of operations or financial position.

         In July 2001, the FASB issued SFAS Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets." These standards significantly revise current accounting practices with respect to recognition and amortization of goodwill and other intangible assets arising from a business combination. SFAS 141 and 142 are effective for acquisitions after July 1, 2001, and will be adopted by the Company in fiscal 2002. The Company expects the adoption of SFAS 141 and 142 to have a material impact on the results of operations reported following consummation of the transactions described in note 13.

                                 WORKSTREAM INC.

                                INDEX TO EXHIBITS


         EXHIBIT NO.                         DESCRIPTION
         -----------                         -----------

            1.1 Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-87537)).

            1.2*        Articles of Amendment, dated July 26, 2001.

            1.3*        Articles of Amendment, dated November 6, 2001.

            1.4         By-law No. 1 and No. 2 (incorporated by reference to
                        Exhibit 3.2 to the Registration Statement on Form F-1 (File No. 333-87537)).

            1.5*        By-law No. 3.

            2.1 Form of common share certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-87537)).

            2.2 Registration Rights Agreement among the Registrant, Paul Champagne, John Gerard Stanton and Les Kirkland, dated September 21, 1999 (incorporated by reference to Exhibit
                        10.1 to the Registration Statement on Form F-1 (File No. 333-87537)).

            3.1* Voting Agreement, dated July 24, 2001, between Michael Mullarkey, John Gerard Stanton and Paul Champagne.

            4.1 Plan of Reorganization and Stock Acquisition Agreement, dated April 3, 2001, by and among Michael Mullarkey and Karen Paula Allen, as trustee of the Karen Paula Allen Revocable Trust, as Sellers, Paul Allen Holdings, Inc. and its Subsidiaries, as subject companies, and Registrant, as Purchaser (incorporated by reference to Exhibit 3 to the report on Form 6-K for the month of April 2001).

            4.2 Share Purchase Agreement, dated May 18, 2001, by and among Marvin A. Cohen, Meredith A. Cohen, as Vendors, The Omni Partners Inc., a Florida corporation, Omni Partners Mid-Atlantic, Inc., a Pennsylvania corporation, and Omni Partners West, Inc., a Nevada corporation, as subject companies, and Registrant, as Purchaser (incorporated by reference to Exhibit 2 to the report on Form 6-K for the month of May 2001).

            4.3* Asset Purchase Agreement, dated July 2, 2001, between the Registrant and Gonyea Career Marketing Inc.

            4.4 Merger Agreement between Rezlogic, Inc., the Registrant and E-Cruiter Acquisition I, Inc., dated June 29, 2001 (incorporated by reference to Exhibit 3 to the report on Form 6-K for the month of July 2001).

            4.5 Merger Agreement dated September 14, 2001 between 6FigureJobs.com, Inc., the Registrant and E-Cruiter Acquisition II, Inc. (incorporated by reference to
                        Exhibit 5 to the report on Form 6-K for the month of September 2001).

            4.6* Asset Purchase Agreement, dated September 21, 2001, between Paula Allen Holdings, Inc. and Tech Engine, Inc.

            4.7 E-Cruiter.com Inc. 1997 Key Employee Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-87537)).

            4.8* E-Cruiter.com Inc. 2001 Amended and Restated Stock Option Plan, as amended as of July 26, 2001.

            4.9 Stock Option Agreement between Sandy Bryden and the Registrant, dated June 24, 1999 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-87537)).

            4.10 Option Agreement between WorkLife Solutions, Inc. and the Registrant, dated October 13, 1999 (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-87537)).

            4.11* Warrant Agreement, dated as of March 22, 2001, between the Registrant and BlueStone Capital Corp.

            4.12* Consulting Agreement, dated as of January 1, 2002, between J. Gerry Stanton Executive Services Ltd. and the Registrant.

            4.13        Lease Agreement between Drake Beam Morin (Ottawa) Inc.
                        and Omers Realty Corporation, dated November 16, 1993 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-87537)).

            4.14 Head Lease Agreement between 871484 Ontario Inc. and the Registrant, dated August 1, 1999 (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-87537)).

            4.15 Lease Agreement between Registrant and RT Twenty-Second Pension Properties Limited, dated March 21, 2000 (incorporated by reference to Exhibit 2.1 to the annual report on Form 20-F for the period ended May 31, 2000).

            4.16 Agreement between Registrant and SC Stormont Corporation for the provision of financial and business advisory services to Registrant (incorporated by reference to Exhibit 2.2 to the annual report on Form 20-F for the period ended May 31, 2000).

            4.17 Service Agreement between Positionwatch Limited and the Registrant, dated February 23, 1999 (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-87537)).

            4.18 Sales and Marketing Agreement between WorkLife Solutions, Inc. and the Registrant, dated October 13, 1999 (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-87537)).

            8.1*        List of Subsidiaries.

            10*         Consent of PricewaterhouseCoopers LLP


---------------------------
*    Filed herewith.